Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-119127

PROSPECTUS

Allied Security Holdings LLC
Allied Security Finance Corp.

Offer to exchange $180,000,000 aggregate principal amount of 11.375% Senior Subordinated
Notes Due 2011 CUSIPs 01950 PAA0 and U0196 QAA1 for $180,000,000 aggregate principal amount of 11.375% Senior Subordinated Notes due 2011 CUSIP 01950P AC6
which have been registered under the Securities Act of 1933, as amended

The exchange offer will expire at 5:00 p.m., New York City time, on February 14, 2005, unless we extend the exchange offer in our sole and absolute discretion

Terms of the exchange offer:

•	Allied Security Holdings LLC and Allied Security Finance Corp., an indirect wholly-owned subsidiary of Allied Security Holdings LLC, will exchange the new notes to be issued for all outstanding old notes that are validly tendered and not withdrawn pursuant to the exchange offer.

•	The new notes will be fully and unconditionally guaranteed, jointly and severally, on a senior subordinated unsecured basis by our domestic subsidiaries. Our foreign subsidiaries will not guarantee the new notes. As of September 30, 2004, we and the guarantors, on a consolidated basis, had $220.0 million of debt that was senior to the notes and the guarantees (excluding unused commitments made by lenders and intercompany debt), and none of our or any of the guarantors' debt was pari passu with, or subordinated to, the notes or the guarantees.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	The terms of the new notes are substantially identical to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes will not apply to the new notes.

•	The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the heading "Material U.S. Federal Income Tax Consequences."

•	We will not receive any cash proceeds from the exchange offer.

•	The old notes were originally issued by Allied Security Escrow Corp. In connection with the transactions described under the heading "The Transactions," we assumed the obligations of Allied Security Escrow Corp. under the old notes and the related indenture on August 2, 2004.

•	Allied Security Escrow Corp. issued the old notes pursuant to a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.

•	There is no established trading market for the new notes or the old notes.

See "Risk Factors" beginning on page 17 for a discussion of risks you should consider prior to tendering your outstanding old notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 14, 2005

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SUMMARY

This summary does not contain all of the information you should consider before exchanging the notes. You should carefully read the entire prospectus, including the matters discussed in "Risk Factors," the historical consolidated financial statements and the notes to those consolidated financial statements.

In this prospectus, except as otherwise indicated, "old notes" refers to the 11.375% Senior Subordinated Notes due 2011 issued on July 14, 2004, "new notes" refers to the 11.375% Senior Subordinated Notes due 2011 offered hereby and "notes" refers to the old notes and/or the new notes, as applicable.

Allied Security Holdings LLC is referred to in this prospectus as "Allied Holdings" and is the sole member of SpectaGuard Acquisition LLC (referred to in this prospectus as "SpectaGuard"). "Co-Issuer" refers to Allied Security Finance Corp., a wholly-owned subsidiary of SpectaGuard, and "Issuers" refers to Allied Holdings and Co-Issuer together. "PSB" refers to Professional Security Bureau, Ltd., which we acquired on December 19, 2003. "SSI" refers to Security Systems, Inc., certain assets and liabilities of which we acquired on March 19, 2004.

"Barton" refers to Barton Protective Services Incorporated and its consolidated subsidiaries and "Barton Incorporated" refers only to Barton Protective Services Incorporated and not to any of its subsidiaries. On August 2, 2004, we acquired Barton through the merger of Barton Incorporated with and into BPS LLC, a wholly-owned subsidiary of SpectaGuard which, upon consummation of the merger, changed its name to Barton Protective Services LLC and became the successor to the Barton business. This merger is referred to in this prospectus as the "Barton Acquisition."

Simultaneously with the closing of the Barton Acquisition, we consummated transactions whereby Allied Holdings, which had been formed in connection with the Barton Acquisition and related financings, became the sole member of SpectaGuard (and the members of SpectaGuard became the members of Allied Holdings). Allied Holdings, together with its consolidated subsidiaries (including, among others, SpectaGuard, Co-Issuer and Barton Protective Services LLC), is referred to in this prospectus as "Allied Security" (the tradename under which we do a substantial amount of our business), "Allied," "we," "our" and "us," except that when referring to any period prior to the August 2, 2004 Barton Acquisition, these terms do not include Allied Holdings, Co-Issuer or Barton Protective Services LLC and its subsidiaries.

"Escrow Corp." refers to Allied Security Escrow Corp., which issued the old notes on July 14, 2004. Simultaneously with the closing of the Barton Acquisition on August 2, 2004, Escrow Corp. was merged with and into Allied Holdings.

"Mafco" refers to Mafco Holdings Inc. and certain of its affiliates (other than Allied Security).

The term "Refinancing" refers to the execution of our new senior secured credit facility on August 2, 2004 and the application of the initial borrowings thereunder as described elsewhere in this prospectus. The term "Transactions" refers to the Barton Acquisition, the Refinancing and the offering of the old notes and the application of the net proceeds therefrom as described elsewhere in this prospectus.

Our Business

We offer premium contract security officer services to quality-conscious customers in seven vertical markets throughout the United States: high-rise office buildings, corporate complexes, shopping malls, financial institutions, universities, hospitals and industrial sites. We are responsible for recruiting, screening, hiring, training, uniform outfitting, scheduling and supervising our security officers. Our security officers work on-location at our customers' sites and their responsibilities include deterring, observing, detecting and reporting perceived, potential or actual security threats. In addition, we provide contract employees for toll collection services to the State of Florida Department of Transportation, or FDOT. As of September 30, 2004, we employed approximately 38,000 security officers and toll collectors. During 2003, Allied and Barton, on a combined basis, provided contract security officer services to over 2,100 clients, including more than 100 of the Fortune 500 companies, in 39 states and the District of Columbia.

We strive to ensure customer satisfaction by placing several levels of customer relationship managers in direct, ongoing contact with our customers so they can promptly and effectively anticipate and respond to the needs of customers and security officers. Our sales and marketing efforts are designed to focus on quality-conscious customers located primarily in urban centers and other concentrated business districts in major metropolitan areas and select suburban areas with a high density of businesses. Our experience is that many businesses in these markets desire high-quality security officer services and choose service quality over service price.

We aim to provide high-quality and cost-effective contract security officer services to our customers. We encourage the retention of our security officers and control our operating expenses through effective management of the hiring process, including extensive candidate screening, training and development. We believe that we offer one of the most comprehensive training programs in the contract security officer industry, which includes multiple levels focused on both mandatory and voluntary programs. We believe these processes offer us a competitive advantage by fostering an employee culture that emphasizes personal career development and provides rewards for long-term quality service. Additionally, we offer a competitive compensation package to our security officers, including paid holidays and vacations, a 401(k) plan and medical, dental and life insurance benefits. We believe that our premium wage and benefits package contributes to a favorable turnover rate for our security officers as compared to industry averages.

Our low security officer turnover rate decreases personnel-related costs, including recruiting, screening, training and uniform outfitting costs, and allows us to provide a higher overall level of service to our customers by providing a consistent security officer staff. On a combined basis, the turnover rate of Allied and Barton's security officers and toll collectors was approximately 60% for the twelve-month period ended September 30, 2004. According to The Freedonia Group, an international industry study/database company, annual employee turnover is as high as 600% for some firms within the contract security officer industry, although larger firms are more likely to have an annual turnover rate of 75% or less. We pay an above average wage to our security officers, which we believe allows us to attract a higher quality employee that is more likely to maintain his or her employment with us, and to provide a high level of service to our quality-conscious customers.

The Barton Acquisition

On August 2, 2004, we acquired Barton for $180.0 million in cash, subject to certain adjustments. Barton provides premium contract security officer services in vertical markets similar to those of Allied. Barton also provides contract employees for toll collection services to the FDOT. Barton is one of the largest contract security officer companies in the United States, with revenues for Barton's fiscal year ended October 25, 2003 of $348.3 million. Prior to the Barton Acquisition, as of August 2, 2004, Barton had approximately 12,700 employees and 550 clients, substantially all of which were located in the United States.

Escrow Corp., Allied Holdings and Co-Issuer

The old notes were originally issued by Escrow Corp., which was, at the time of their issue, a newly formed, wholly-owned subsidiary of Mafco, the sole stockholder of our controlling member. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Ownership by Mafco." Escrow Corp. was created solely to issue the old notes and did not engage in any business operations, acquire any assets or incur any liabilities, other than in connection with the offering of the old notes.

Allied Holdings, a limited liability company organized in Delaware, was formed on July 16, 2004 for the purposes of assuming Escrow Corp.'s obligations under the old notes, serving as an issuer of the new notes and a borrower under our new senior secured credit facility and becoming the sole member of SpectaGuard, as described below.

Co-Issuer is a wholly-owned indirect subsidiary of Allied Holdings that was incorporated in Delaware solely for the purpose of serving as a co-issuer of the notes to facilitate the offering of the notes. We believe that certain investors may be restricted in their ability to hold debt securities of limited liability companies, unless those debt securities are jointly issued by a corporation. Co-Issuer does not have any operations, assets or revenues. Additionally, Co-Issuer may be dissolved in the event of a future conversion of Allied Holdings into a corporation. As a result, holders of the notes should not expect Co-Issuer to participate in servicing the interest and principal obligations on the notes. See "Description of Notes—Certain Covenants—Restrictions on Activities of Allied Security Finance Corp."

Simultaneously with the closing of the Barton Acquisition on August 2, 2004, Escrow Corp. merged with and into Allied Holdings. The old notes became the senior subordinated obligations of Allied Holdings and Co-Issuer and were guaranteed by all of our domestic subsidiaries that guarantee our new senior secured credit facility. Allied Holdings became the sole member of SpectaGuard and the members of SpectaGuard became members of Allied Holdings with the same ownership interests, rights and privileges pursuant to an operating agreement (the "Operating Agreement") containing provisions substantially similar to the Second Amended and Restated Operating Agreement of SpectaGuard, dated as of February 19, 2003, as amended (the "SpectaGuard Operating Agreement"), which was terminated upon the execution of the Operating Agreement. See "Certain Relationships and Related Party Transactions—Operating Agreement." In addition, the management of SpectaGuard became the management of Allied Holdings, with the same titles and responsibilities.

Our principal executive offices are located at 3606 Horizon Drive, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 239-1100.

Our website is www.alliedsecurity.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

The Exchange Offer

Old Notes	$180.0 million aggregate principal amount of 11.375% Senior Subordinated Notes due July 15, 2011, which were originally issued by Escrow Corp. on July 14, 2004. In connection with the closing of the Barton Acquisition, the Issuers assumed the obligations of Escrow Corp. under the old notes and the related indenture.

New Notes	$180.0 million aggregate principal amount of 11.375% Senior Subordinated Notes due July 15, 2011, the issuance of which has been registered under the Securities Act of 1933. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions, registration rights and liquidated damages provisions relating to the old notes do not apply to the new notes.

Exchange Offer	We are offering to issue up to $180.0 million aggregate principal amount of new notes in exchange for a like principal amount of old notes to satisfy our obligations under the Registration Rights Agreement that Escrow Corp. entered into when the old notes were issued. The old notes were issued in a private placement under Section 4(2) of the Securities Act and in reliance upon the exemption from registration provided by Regulation S under the Securities Act and were qualified for resale pursuant to Rule 144A under the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on February 14, 2005, unless extended in our sole and absolute discretion. By tendering your old notes, you represent that:

•	you are not our "affiliate," as defined in Rule 405 under the Securities Act;

•	any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•	at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the old notes or the new notes in violation of the Securities Act;

•	if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution, as defined in the Securities Act, of the old notes or the new notes; and

•	if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption "Plan of Distribution."

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on February 14, 2005. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company, or DTC, any withdrawn or unaccepted old notes will be credited to the tendering holder's account at DTC. For further information regarding the withdrawal of tendered old notes, see "The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes" and the "The Exchange Offer—Withdrawal Rights."

Conditions to the Exchange Offer	The exchange offer is subject to certain conditions, which we may waive. See the discussion below under the caption "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	Unless you comply with the procedures described below under the caption "The Exchange Offer—Guaranteed Delivery Procedures," you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

•	tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal and all other documents required by the letter of transmittal, to The Bank of New York, as exchange agent, at one of the addresses listed below under the caption "The Exchange Offer—Exchange Agent"; or

•	tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, The Bank of New

York, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent's account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, see the discussion below under the caption "The Exchange Offer—Book-Entry Transfers."

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but:

•	the old notes are not immediately available;

•	time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or

•	the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer,

then you may tender old notes by following the procedures described below under the caption "The Exchange Offer—Guaranteed Delivery Procedures."

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name, or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material U.S. Federal Income Tax Consequences	The exchange of old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption "Material U.S. Federal Income Tax Consequences" for more information regarding the tax consequences of the exchange offer to you.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption "The Exchange Offer—Exchange Agent."

Resales	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the old notes or the new notes; and

•	you are not an affiliate of ours.

If you are an affiliate of ours or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the old notes or the new notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC; and

•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

Furthermore, any broker-dealer that acquired any of its old notes directly from Escrow Corp. may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993).

As a condition to its participation in the exchange offer, each holder will be required to represent that it is not our affiliate or a broker-dealer that acquired the old notes directly from Escrow Corp.

Broker-Dealers	Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

Registration Rights Agreement	When Escrow Corp. issued the old notes on July 14, 2004, it entered into a Registration Rights Agreement with the initial purchaser of the old notes. In connection with the Barton Acquisition, we assumed all of Escrow Corp.'s rights and obligations under the Registration Rights Agreement. Accordingly, under the terms of the Registration Rights Agreement, we agreed to:

•	file a registration statement within 270 days after the issue date of the old notes enabling holders to exchange the privately placed old notes for publicly registered new notes with substantially identical terms;

•	use our commercially reasonable efforts to cause the registration statement to become effective within 360 days after the issue date of the old notes;

•	keep the exchange offer open for not less than 20 business days and not more than 45 business days; and

•	file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the specified time period and in certain other circumstances described in this prospectus.

If we fail to comply with our obligations under the Registration Rights Agreement, we will be required to pay liquidated damages to holders of the old notes as described under "Description of Notes—Registration Rights; Liquidated Damages."

A copy of the Registration Rights Agreement is included as an exhibit to the registration statement of which this prospectus is a part.

Consequences of Not Exchanging Old Notes	If you do not exchange your old notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your old notes. In general, you may offer or sell your old notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the old notes under the Securities Act. Under some circumstances, however, holders of the old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the old notes by these holders. For more information regarding the consequences of not tendering your old notes and our obligations to file a shelf registration statement, see "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes" and "Description of Notes—Registration Rights; Liquidated Damages."

The Notes

The terms of the new notes the Issuers are issuing in this exchange offer and the old notes that are outstanding are identical in all material respects, except:

•	the new notes will have been registered under the Securities Act;

•	the new notes will not contain transfer restrictions and registration rights that relate to the old notes; and

•	the new notes will not contain provisions relating to the payment of liquidated damages to be made to the holders of the old notes under certain circumstances related to the timing of the exchange offer.

Issuers	Allied Security Holdings LLC and Allied Security Finance Corp., as co-issuers.

Notes Offered	$180.0 million in aggregate principal amount of 11.375% Senior Subordinated Notes due 2011.

Maturity	July 15, 2011.

Interest Payment Dates	January 15 and July 15 of each year, commencing January 15, 2005. Interest will accrue, in the case of the old notes, from their issue date and, in the case of the new notes, from the last interest payment date in respect of the old notes prior to the consummation of the exchange offer.

Guarantees	The new notes will be unconditionally guaranteed, jointly and severally, by our existing and future domestic subsidiaries that guarantee our new senior secured credit facility.

Ranking	The new notes and the guarantees will be unsecured senior subordinated obligations of us and our guarantors. They will rank behind all of our and our guarantors' current and future indebtedness other than trade payables, except indebtedness that expressly provides that it is not senior to the notes and the guarantees. As of September 30, 2004, the notes and the guarantees were subordinated to $220.0 million of our and our guarantors' senior debt.

Optional Redemption	We may, at our option, redeem some or all of the notes at any time on or after July 15, 2008, at the redemption prices listed under "Description of Notes—Optional Redemption."

In addition, on or prior to July 15, 2007, we may, at our option, redeem up to 35% of the notes with the proceeds of certain sales of our equity at the redemption price listed under "Description of Notes—Optional Redemption."

At any time, and from time to time, prior to July 15, 2008, we may redeem the notes, in whole or in part, at a redemption price equal to the sum of:

•	the outstanding principal amount thereof, plus;

•	accrued and unpaid interest and liquidated damages, if any, to the redemption date; plus

•	the Applicable Premium.

Mandatory Repurchase Offer	If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase notes at the prices listed under "Description of Notes—Repurchase at the Option of Holders."

Certain Covenants	We will issue the new notes under an indenture with The Bank of New York, which is initially acting as trustee. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional debt;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase stock;

•	incur liens;

•	enter into certain transactions with affiliates;

•	enter into certain sale and leaseback transactions;

•	merge or consolidate; and

•	transfer or sell assets.

These covenants are subject to important exceptions and qualifications. For more details, see "Description of Notes—Certain Covenants."

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors	You should carefully consider the information set forth under the caption "Risk Factors" on page 17 of this prospectus.

Summary Historical and Pro Forma Financial Data

Allied's summary consolidated historical and pro forma financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Consolidated Financial Data," and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The historical summary consolidated balance sheet data as of December 31, 2001 and 2002 and February 18, 2003 and December 31, 2003 and the historical summary consolidated statement of operations data for the years ended December 31, 2001 and 2002, the period from January 1, 2003 to February 18, 2003 and the period from February 19, 2003 to December 31, 2003 have been derived from Allied's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical summary consolidated balance sheet data as of September 30, 2004 and the summary consolidated statement of operations data for the period from February 19, 2003 to September 30, 2003 and the nine months ended September 30, 2004 have been derived from Allied's unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of Allied's financial position and results of operations as of the dates and for the periods indicated. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

Our unaudited pro forma consolidated statement of operations data and other financial data for the period ended December 31, 2003 give effect to (i) the acquisition by Mafco of Allied on February 19, 2003, the acquisition by Allied of PSB on December 19, 2003 and the acquisition by Allied of certain assets and liabilities of SSI on March 19, 2004 (collectively, together with the related financings, the "Prior Acquisitions") and (ii) the Transactions, in each case, as if they had occurred on January 1, 2003. The unaudited pro forma consolidated statement of operations data and other financial data for the nine-months ended September 30, 2004 give effect to (i) the acquisition by Allied of certain assets and liabilities of SSI and the related financing and (ii) the Transactions, in each case, as if they had occurred on January 1, 2003. See "Use of Proceeds" and "The Transactions." The unaudited pro forma consolidated financial data do not purport to represent what our results of operations or financial condition would actually have been had (i) the Prior Acquisitions and (ii) the Transactions, as applicable, in fact occurred as of such dates or to project our results of operations for any future period or as of any future date. See "Pro Forma Consolidated Financial Data."

	Historical (1)				Pro Forma	Historical (1)			Pro Forma
	Predecessor (2)			Successor (2)	Combined Allied/ Barton	Predecessor (2)	Successor (2)		Combined Allied/ Barton
	Year Ended December 31,		Period from January 1, 2003 to February 18,	Period from February 19, 2003 to December 31,	Year Ended December 31,	Period from January 1, 2003 to February 18,	Period from February 19, 2003 to September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2001	2002	2003	2003	2003	2003	2003	2004	2004
	(in thousands)
Consolidated Statement of Operations Data:
Revenues	$450,474	$510,592	$70,419	$483,725	$1,015,294	$70,419	$335,888	$593,735	$818,968
Cost of revenues	374,210	425,221	59,568	402,509	844,875	59,568	280,328	502,488	692,190
	76,264	85,371	10,851	81,216	170,419	10,851	55,560	91,247	126,778
Branch and corporate overhead expenses (3)	48,169	52,036	11,119	48,014	97,715	11,119	32,828	56,173	78,407
Depreciation and amortization	16,073	14,907	1,447	15,587	33,461	1,447	10,966	18,021	27,644
Loss on early extinguishments of debt (4)	—	—	3,291	—	25,035	3,291	—	18,742	18,742
Non-recurring expenses (5)	—	1,878	—	—	—	—	—	—	—
Operating income (loss)	12,022	16,550	(5,006)	17,615	14,208	(5,006)	11,766	(1,689)	1,985
Interest expense, net	13,909	11,721	6,190	15,581	43,212	6,190	10,907	20,499	28,095
Other income (expense)	—	—	—	—	182	—	—	—	20

	Historical (1)				Pro Forma	Historical (1)			Pro Forma
	Predecessor (2)			Successor (2)	Combined Allied/ Barton	Predecessor (2)	Successor (2)		Combined Allied/ Barton
	Year Ended December 31,		Period from January 1, 2003 to February 18,	Period from February 19, 2003 to December 31,	Year Ended December 31,	Period from January 1, 2003 to February 18,	Period from February 19, 2003 to September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2001	2002	2003	2003	2003	2003	2003	2004	2004
	(in thousands)
Income (loss) before income tax expense (benefit), and discontinued operations	(1,887)	4,829	(11,196)	2,034	(28,822)	(11,196)	859	(22,188)	(26,090)
Income tax expense (benefit) (6)	2,860	(544)	(1,421)	—	—	(1,421)	—	—	—
Income (loss) before discontinued operations	(4,747)	5,373	(9,775)	2,034	(28,822)	(9,775)	859	(22,188)	(26,090)
Income (loss) from discontinued operations (7)	(767)	—	—	—	—	—	—	—	—
Net income (loss)	(5,514)	5,373	(9,775)	2,034	$(28,822)	(9,775)	859	(22,188)	$(26,090)
Preferred stock dividends (8)	(8,724)	—	—	—	—	—	—	—	—
Net income (loss) applicable to common shareholders/ members	$(14,238)	$5,373	$(9,775)	$2,034	$(28,822)	$(9,775)	$859	$(22,188)	$(26,090)

	Historical								Pro Forma		Historical						Pro Forma
	Predecessor						Successor		Combined Allied/ Barton		Predecessor		Successor				Combined Allied/ Barton
	Year Ended December 31,				Period from January 1, 2003 to February 18,		Period from February 19, 2003 to December 31,		Year Ended December 31,		Period from January 1, 2003 to February 18,		Period from February 19, 2003 to September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2001		2002		2003		2003		2003		2003		2003		2004		2004
	(in thousands, except for ratios and per hour rate information)
Other Financial and Operating Data:
EBITDA (9)	$28,095		$31,457		$(3,559)	(10)	$33,202		$47,851	(11)	$(3,559)	(10)	$22,732		$16,332	(10)	$29,649	(11)
Cash flows from operating activities	$13,380		$29,136		$587		$21,790		NA		$587		$10,502		$19,550		NA
Capital expenditures	$5,395		$5,712		$902		$6,064		NA		$902		$3,827		$6,660		NA
Security Officer:
Hours billed	30,306		32,458		4,351		29,487		NA		4,351		20,690		35,342		NA
Average bill rate per hour	$14.46		$14.98		$15.22		$15.42		NA		$15.22		$15.35		$15.55		NA
Hours paid (12)	31,153		33,157		4,422		30,283		NA		4,422		21,244		36,148		NA
Average pay rate per hour	$9.97		$10.30		$10.44		$10.59		NA		$10.44		$10.53		$10.64		NA
Financial Ratios:
Earnings to fixed charges (13)	0.5	x	1.4	x	NA		1.1	x	0.3	x	NA		1.1	x	NA		0.1	x

	As of December 31,			As of September 30,
	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$1,696	$8,102	$20,691
Accounts receivable, net	$62,752	$53,046	$65,438	$125,375
Total assets	$216,835	$200,909	$400,185	$648,426
Total debt	$111,945	$90,885	$181,662	$397,908
Total members'/stockholders' equity (14)	$23,945	$26,022	$130,205	$109,555

(1)	Allied's summary consolidated historical financial data includes the effect of the following business transactions, from and after the date of the transactions, as follows:

•	Year ended December 31, 2001: Electronics division sold during 2001 for $840,000;

•	Year ended December 31, 2003: Professional Security Bureau, Ltd. acquired on December 19, 2003 for $45,766,000; and

•	Nine months ended September 30, 2004: Security Systems, Inc., certain assets and liabilities acquired on March 19, 2004 for $10,574,000; Barton Acquisition on August 2, 2004 for $180,000,000 subject to certain purchase price adjustments.

(2)	SpectaGuard was acquired by Mafco on February 19, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisition by Mafco." Financial data presented herein for periods prior to and including February 18, 2003 relate to SpectaGuard prior to the Mafco transaction (the "Predecessor"). Financial data presented herein for periods beginning on and after February 19, 2003 relate to SpectaGuard after the Mafco transaction (the "Successor").

(3)	An affiliate of Gryphon SpectaGuard Partners, L.P., the Predecessor's majority owner, charged the Predecessor an administrative fee for management services performed on its behalf and the Predecessor paid reimbursements for certain costs incurred in connection with those services. Fees and reimbursements for the years ended December 31, 2001 and 2002 and the period from January 1, 2003 to February 18, 2003 and the period from February 19, 2003, to December 31, 2003 totaled $796,000, $851,000, $188,000 and $0, respectively. As a result of the Mafco transaction, the Predecessor cancelled this agreement, resulting in a termination fee of $2,680,000. In addition, certain members of management received transaction related compensation upon completion of the Mafco acquisition totaling $1,320,000.

(4)	In connection with the Mafco transaction in February 2003, $87,822,000 of SpectaGuard's then existing debt was repaid, resulting in a non-cash loss of $3,291,000. In connection with the Barton Acquisition in August 2004, $186,900,000 of Allied's then existing debt was repaid, resulting in a non-cash loss of $18,742,000.

(5)	Expenses relate to an initial public offering which was withdrawn in December 2002.

(6)	The members of the Successor have elected to be treated as a partnership for both federal and state income taxes. Certain Predecessor subsidiaries were taxed under Subchapter C of the Internal Revenue Code. For additional detail, see SpectaGuard's audited financial statements included elsewhere in this prospectus.

(7)	Pursuant to ABP No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of SpectaGuard have been reclassified to reflect the sale of the Predecessor's electronics division for $840,000 during 2001.

(8)	Amounts represent accrued dividends related to Series A and Series B Preferred shares of the Predecessor. The Series A and Series B Preferred shares accrued dividends at the rates of 10% and 14%, respectively, compounded annually. The Preferred shares and accrued dividends were repaid upon the acquisition of SpectaGuard by Mafco.

(9)	EBITDA is defined as income (loss) before discontinued operations, before interest expense, income taxes and depreciation and amortization. EBITDA is presented because we believe it is useful to investors as a widely accepted financial indicator of a company's ability to service and/or incur indebtedness and because such disclosure provides investors with additional criteria used by us to evaluate our operating performance. We also utilize EBITDA to assess our acquisitions and to determine awards under our cash and equity incentive compensation plans.

EBITDA is not defined under United States generally accepted accounting principles, or GAAP, should not be considered in isolation or as a substitute for a measure of our liquidity or performance prepared in accordance with GAAP and is not indicative of income from operations as determined under GAAP. EBITDA and other non-GAAP financial measures have limitations which you should consider if you use these measures to evaluate our liquidity or financial performance. EBITDA does not include interest expense, which has required significant uses of our cash in the past and will require us to expend significant cash resources in the future. EBITDA also does not include income tax expense or depreciation and amortization expense, which may be necessary in evaluating our operating results and liquidity requirements or those of businesses we may acquire. Our management compensates for these limitations by using EBITDA as a supplement to GAAP results to provide a more comprehensive understanding of the factors and trends affecting our business or the business we may acquire. Our computation of EBITDA may not be comparable to other similarly titled measures provided by other companies, because all companies do not calculate this measure in the same fashion.

The following table reconciles income (loss) before discontinued operations, as presented above, to EBITDA:

	Historical					Pro Forma		Historical					Pro Forma
	Predecessor				Successor	Combined Allied/ Barton		Predecessor		Successor			Combined Allied/ Barton
	Year Ended December 31,		Period from January 1, 2003 to February 18,		Period from February 19, 2003 to December 31,	Year Ended December 31,		Period from January 1, 2003 to February 18,		Period from February 19, 2003 to September 30,	Nine Months Ended September 30,		Nine Months Ended September 30,
	2001	2002	2003		2003	2003		2003		2003	2004		2004
	(in thousands)
Reconciliation of Income (Loss) Before Discontinued Operations to EBITDA:
Income (loss) before discontinued operations	$(4,747)	$5,373	$(9,775)		$2,034	$(28,822)		$(9,775)		$859	$(22,188)		$(26,090)
Interest expense, net	13,909	11,721	6,190		15,581	43,212		6,190		10,907	20,499		28,095
Income tax expense (benefit)	2,860	(544)	(1,421)		—	—		(1,421)		—	—		—
Depreciation and amortization	16,073	14,907	1,447		15,587	33,461		1,447		10,966	18,021		27,644
EBITDA	28,095	31,457	(3,559	)(10)	33,202	$47,851	(11)	(3,559	)(10)	22,732	16,332	(10)	$29,649	(11)

(10)	Includes the effect of loss on early extinguishments of debt totaling $3,291,000 for the period from January 1, 2003 to February 18, 2003 and $18,742,000 for the nine months ended September 30, 2004.

(11)	Includes the effect of loss on early extinguishments of debt totaling $25,035,000 for the pro forma combined Allied/Barton year ended December 31, 2003 and $18,742,000 for the pro forma combined Allied/Barton nine months ended September 30, 2004.

(12)	Hours paid generally exceed hours billed due to training and overtime hours incurred but not billable, per our customer contracts.

(13)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Earnings represents pre-tax earnings from continuing operations reduced by fixed charges. Fixed charges consist of interest expense and preferred dividends. For the year ended 2001, earnings were $12,186,000 and fixed charges were $22,797,000. For the year ended 2002, earnings were $16,605,000 and fixed charges were $11,776,000. For the period from February 19, 2003 to December 31, 2003, earnings were $17,660,000 and fixed charges were $15,626,000. For the period from February 19, 2003 to September 30, 2003 earnings were $11,797,000 and fixed charges were $10,938,000. For the year ended December 31, 2003, on a pro forma basis, earnings were $14,390,000 and fixed charges were $43,212,000. For the nine months ended September 30, 2004, on a pro forma basis, earnings were $2,005,000 and fixed charges were $28,095,000.

(14)	Mafco and certain of its affiliates, certain members of management and other investors contributed $116,878,000 of cash in February 2003 and an additional $10,000,000 of cash in May 2003. In December 2003, Mafco and certain of its affiliates, certain members of management and other investors contributed $7,500,000 of cash to us to partially fund the acquisition of PSB.

RISK FACTORS

Our business, operations and financial condition are subject to various risks. The most significant risks are described below, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to exchange the old notes for the new notes. This section does not describe all the risks applicable to us, our industry or our business and it is intended only as a summary of the most significant risks.

Risks Relating to the Exchange Offer

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on your old notes. The restrictions on transfer of your old notes arise because Escrow Corp. issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. For further information regarding the consequences of not tendering your old notes in the exchange offer, see the discussions below under the captions "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Old Notes" and "Material U.S. Federal Income Tax Consequences."

Some holders who exchange their old notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Relating to our Indebtedness and the Notes

We have substantial debt.

As of September 30, 2004, we and our consolidated subsidiaries had approximately $397.9 million of outstanding debt (excluding obligations to trade creditors). We may incur substantial additional debt in the future, including additional debt under our new senior secured credit facility. As of September 30, 2004, we had $19.0 million of unused borrowing capacity under our new senior secured credit facility, net of the issuance of $31.0 million of outstanding letters of credit. If we incur additional debt, it could make it more difficult for us to satisfy our payment obligations with respect to the notes.

Our substantial level of indebtedness could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to make debt service payments on the notes and our new senior secured credit facility, which will reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures;

•	we are exposed to fluctuations in interest rates, because our new senior secured credit facility has a variable rate of interest;

•	we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we are more vulnerable to general economic downturns and adverse developments in our business.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive industry conditions and to certain financial, business and other factors beyond our control. These factors include:

•	interest rates and general economic conditions;

•	competitive conditions in our industry;

•	operating difficulties, operating costs or pricing pressures that we may experience;

•	passage of legislation or other regulatory developments that affect us adversely; and

•	delays or difficulties in implementing our business strategies.

We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to satisfy our payment obligations under our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital, sell assets or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to scale back our operations or dispose of material assets to meet our debt service and other obligations. Our new senior secured credit facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions, dispose of our assets at prices that we believe are fair or use the proceeds from asset sales to make payments on the notes, and any proceeds we do receive may not be adequate to meet any debt service obligations then due.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our new senior secured credit facility and the indenture governing the notes do not fully prohibit us from doing so. Our new senior secured credit facility and the indenture governing the notes permit us to incur substantial indebtedness, and all or substantially all of those borrowings would rank senior to the notes and the subsidiary guarantees. If new debt is added to our current debt levels, the risks related to our indebtedness and the notes could intensify. See "Description of Other Indebtedness" and "Description of Notes—Certain Covenants."

The indenture governing the notes and our new senior secured credit facility impose significant restrictions on us, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

The indenture governing the notes and our new senior secured credit facility impose, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase stock;

•	incur liens;

•	enter into certain transactions with affiliates;

•	enter into sale and leaseback transactions;

•	merge or consolidate;

•	transfer or sell assets; and

•	limit dividends and other payments by our restricted subsidiaries to us.

See "Description of Other Indebtedness" and "Description of Notes—Certain Covenants." We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs, pursue available business opportunities or take certain corporate actions.

Your right to receive payments on the notes is junior to our other indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors' indebtedness and possibly to all their future borrowings.

The notes and the subsidiary guarantees rank behind all of our and the guarantors' existing indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the guarantors, or our or their property, the holders of our and our guarantors' senior debt will be entitled to be paid in full before any payment may be made with respect to the notes or the subsidiary guarantees.

In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors' subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

As of September 30, 2004, the notes and the subsidiary guarantees were subordinated to $220.0 million of senior debt and we had $19.0 million of unused borrowing capacity under our new senior secured credit facility, net of the issuance of $31.0 million of outstanding letters of credit. We are permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

We may not be able to repurchase the notes upon a change of control.

Upon a change of control, we must offer to repurchase all the outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, and liquidated damages, if any, to the date of repurchase. We may not be able to repurchase the notes upon a change of control because we may not have sufficient funds. Further, we may be contractually restricted under the terms of our new senior secured credit facility from repurchasing all the notes tendered by holders upon a change of control and we may not be able to obtain necessary consents under our new senior secured credit facility to repurchase all the notes. In addition, this change of control provision may not necessarily protect holders of the notes if we engage in a highly leveraged transaction or certain other transactions involving us or our subsidiaries. See "Description of Notes—Repurchase at the Option of Holders—Change of Control."

We rely entirely on the funds received from our subsidiaries to meet our debt service obligations on the notes; if our subsidiaries do not make sufficient distributions of funds to us, we will not be able to make payments on our debt, including the notes.

The notes are the exclusive obligation of Allied Holdings, Co-Issuer and the guarantors and not of any of our other subsidiaries. Because all our revenues are generated by our subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes, are dependent upon cash dividends and distributions or other transfers from our subsidiaries. As a result, our ability to pay interest on the notes and to satisfy our other debt service obligations will depend significantly on our receipt of dividends or other intercompany transfers of funds from our operating subsidiaries. In addition, the notes rank effectively junior in right of payment to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. Our new senior secured credit facility and the indenture governing the notes limit the restrictions that can be put on these types of payments by our subsidiaries. In addition, payments to us by our subsidiaries are contingent upon our subsidiaries' earnings.

Our subsidiaries are separate and distinct legal entities and, except for the guarantors of the notes, have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes. Any right that we have to receive any assets of any of our subsidiaries that are not guarantors upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary's creditors, including trade creditors and holders of debt issued by that subsidiary. In addition, the guarantees of the notes are subordinated to all indebtedness of each guarantor that is secured to the extent of the value of the assets securing such indebtedness.

Your right to receive payments on these notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

Some, but not all, of our current and future subsidiaries guarantee, or will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of September 30, 2004, the notes were effectively subordinated to $1.9 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries and we had $19.0 million of unused borrowing capacity under our new senior secured credit facility, net of the issuance of $31.0 million of outstanding letters of credit. Our non-guarantor subsidiaries held less than 1% of our consolidated assets as of September 30, 2004.

Federal and state fraudulent transfer laws permit a court to void or subordinate the notes and the guarantees, and if that occurs, you may not receive any payments on the notes.

Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under federal and state fraudulent transfer and conveyance statutes. While relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

•	paying the consideration left us or any of the guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that we or it would be unable to, pay debts as they matured.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of our company or of such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our other debt and that of our subsidiaries, which could result in acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurs indebtedness:

•	the sum of its debts is greater than the fair value of all its assets;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts and liabilities as they become due; or

•	it cannot pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not our company or such guarantor was solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the notes and the guarantee would not be further subordinated by a court to our or any of the guarantors' other debt.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are securities for which there is no established public market. We do not intend to have the notes listed on a national securities exchange. The initial purchaser of the old notes has advised us that it intends to make a market in the old notes and the new notes; however, the initial purchaser has no obligation to make a market in the notes and may discontinue its market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Relating to Our Industry and Business

Our standard customer contracts for security officer services are short-term, and if we are unable to retain our existing security officer service contracts or obtain new security service contracts, our results of operations and financial condition will be adversely affected. In addition, we derive a portion of our revenues from contracts with the State of Florida Department of Transportation, the loss of which could have an adverse effect on our business and operations.

Our business is dependent on our security officer service contracts. Our standard customer contract is a one-year contract that can be terminated by either us or the customer on 30 days' written notice at any time. We serve certain of our customers under month-to-month extensions of these written contracts and, in at least one case, under an oral contract. If we are not able to maintain our existing security service contracts or obtain additional security service contracts, our business, financial condition and results of operations will be adversely affected.

In addition, we provide contract employees for toll operator services to the FDOT pursuant to contracts which, subject to certain renewal options exercisable by the FDOT, expire on December 1, 2005. For 2003, on a pro forma basis assuming the Transactions had been consummated on January 1, 2003, these contracts generated an aggregate of approximately $52.0 million, or 5.1%, of our revenues.

The FDOT has the right to terminate the contracts at any time for any reason in accordance with the interests of the FDOT. In addition, the FDOT may choose not to renew the toll operator service contracts with us when they expire in December 2005. In the event that these contracts are terminated or materially modified, or if they are not renewed upon their expiration, our revenues may be reduced substantially, which could have an adverse effect on our business, financial condition and results of operations, including our ability to satisfy our payment obligations with respect to the notes.

The security services we provide may subject us to liability for substantial damages not covered by insurance.

We provide security services at various customer locations. We may be held liable for the negligent acts or misconduct of our agents or employees performed while on duty and in the course and scope of their employment. We experience a significant volume of claims and litigation asserting that we are liable for damages as a result of the conduct of our employees or others. We may from time to time be subject to claims that our officers have physically or emotionally harmed individuals in the course of providing these services, or members of the public may be otherwise injured by events occurring on client premises, including events that are not under the immediate control of our security officers. Individuals may bring personal injury lawsuits against us seeking substantial damages based on alleged negligence or other theories of liability in our provision of security services, including with respect to injuries not directly caused by, or within the control of, our security officers. Under principles of common law, we can generally be held liable for wrongful acts or omissions to act of our agents or employees during the course, and within the scope, of their agency or employment with us.

In many cases, our security service contracts also require us to indemnify our clients or may otherwise subject us to additional liability for events occurring on client premises. In addition, some states have adopted statutes that make us responsible for the conduct of our agents and employees. While we maintain insurance programs that provide coverage for certain liability risks, including personal injury, death and property damage, the laws of many states limit or prohibit insurance coverage for punitive damages arising from willful or grossly negligent conduct. Consequently, insurance may not be adequate to cover all potential claims or damages. If a plaintiff brings a successful claim against us for punitive damages or in excess of our insurance coverage, we could incur substantial liabilities and our financial condition could be materially and adversely affected.

Since we position ourselves as a premium, high-quality provider of contract security services in an industry that is traditionally price-sensitive, damage to our professional reputation, including as a result of a well-publicized incident or breach of security, could have a material adverse effect on our business.

We depend to a large extent on our relationships with our customers and our reputation for high-quality contract security services, particularly since we position ourselves as a premium, high-quality provider of contract security services in an industry that is price-sensitive. Our customers' expectations and perception of the quality of our services are in large part determined by their regular contact with our managers. If a customer is not satisfied with our services, it may be more damaging in our business than in non-service related businesses. Moreover, a well-publicized incident or breach of security at one or more of our customers' locations could result in a negative perception of our services, damage to our reputation and the loss of existing or potential customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our growth strategy includes the evaluation of selective acquisition opportunities which may place significant demands on our resources. We may not be successful in identifying suitable acquisition opportunities, and, if we do identify such opportunities, we may not be able to obtain acceptable financing for the acquisition, reach agreeable terms with acquisition candidates or successfully integrate acquired businesses, including Barton.

An element of our growth strategy is the acquisition and integration of complementary businesses in order to increase our density within certain geographic areas, capture market share in the markets in which we operate and improve profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition candidates. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels thereby limiting our ability to grow.

Our growth through selective acquisitions and, in particular, the Barton Acquisition, may place significant demands on our management and our operational and financial resources. Acquisitions involve numerous risks, including the diversion of our management's attention from other business concerns, the possibility that current operating and financial systems and controls may be inadequate to deal with our growth and the potential loss of key employees.

We also may encounter difficulties in integrating any businesses we may acquire, or have recently acquired, including Barton, with our existing operations. The success of these transactions depends on our ability to:

•	successfully merge corporate cultures and operational and financial systems;

•	integrate and retain the customer base of the acquired business;

•	realize cost reduction synergies, including those cost reduction synergies that we expect to realize in connection with the Barton Acquisition; and

•	as necessary, retain key management members and technical personnel of acquired companies.

If we fail to integrate acquired businesses successfully, especially Barton, which represents our most significant acquisition or merger to date, or to manage our growth, that failure could have a material adverse effect on our business. Further, we may be unable to maintain or enhance the profitability of any acquired business, including Barton, consolidate its operations to achieve cost savings or maintain or renew any of its contracts.

In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on any company that we may acquire, or have recently acquired, including Barton. Also, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Any of our rights to indemnification from sellers to us, even if obtained, may not be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

Terrorist activity at locations where we provide security services could have a material adverse effect on our business by subjecting us to liability. Whether or not terrorist activity occurs at a client location, our insurance costs could increase and we could be required to comply with more burdensome regulations.

If any locations where we provide security related services are attacked by terrorists, liabilities resulting from such attacks may not be covered by insurance and could have a material adverse effect on our business, financial condition or results of operations. Terrorist activity could materially and adversely affect our business by requiring us to incur additional personnel costs as a result of compliance with expanded security rules and regulations.

In addition, terrorist attacks that do not directly involve locations serviced by us could have a material impact on us by increasing our insurance coverage costs or making insurance coverage unavailable altogether. We have coverage for terrorist attacks under a $100 million excess liability insurance policy. This policy is subsidized by the government under the Terrorism Reinsurance Act, or TRIA, which was adopted on June 18, 2002. TRIA is a government sponsored program which allows insurance carriers to pass on liability exposure to the government in the event of a terrorist act. TRIA expires on December 31, 2005 and it is possible that TRIA will not be renewed and, as a result, insurance companies will no longer be willing to provide terrorism coverage to us on the same terms, or at all. This could have a material impact on us by increasing our insurance coverage costs or rendering us unable to obtain such insurance which, in the event of a terrorist attack, could materially and adversely affect our business, financial condition or results of operations.

Our industry is intensely competitive. If we cannot successfully compete with new or existing security service providers, our results of operations and financial condition will be adversely affected.

The contract security officer services industry is intensely competitive. We directly compete with companies that are national and international in scope and some of our competitors have significantly greater personnel, financial, technical and marketing resources than we do, generate greater revenues than we do and have greater name recognition than we do. The recent trend toward consolidation in our industry will likely lead to increased competition from these companies. We also compete with smaller local and regional companies that may have better knowledge of the local conditions in their regions, are better known locally and are better able to gain customers in their regions. There are relatively low barriers to entry into the contract security services industry, and we have faced and expect to continue to face additional competition from new entrants into the contract security officer services industry. In addition, some of our competitors may be willing to provide services at lower prices, accept a lower profit margin or expend more capital in order to obtain or retain business. If we cannot successfully compete with new or existing security service providers, our business, financial condition and results of operations will be adversely affected.

If we are unable to attract, retain and manage security officers and administrative staff, our business will suffer.

Our business involves the labor-intensive delivery of contract security services. We derive our revenues largely from contract security officer services performed by our security officers. As of September 30, 2004, we employed approximately 36,000 security officers and 2,000 toll collectors. Our future performance depends in large part upon our ability to attract, develop, motivate and retain skilled security officers and administrative staff. Qualified security officers and administrative staff are in demand, particularly after the terrorist activity of September 11, 2001 and there is significant competition for these individuals from other security firms, government agencies and other similar enterprises. As a result, we may not be able to attract and retain sufficient numbers of these qualified individuals in the future, which may adversely affect our future performance.

Turnover of contract security officers is significant. The loss of the services of, or the failure to recruit, a significant number of skilled security officers and administrative staff would harm our business, financial condition and results of operations, including our ability to secure and complete service contracts. Furthermore, if we do not successfully manage our existing security officers and administrative staff, we may not be able to achieve the anticipated billing rates, engagement quality, level of overtime and other performance measures that are important to our business, financial condition and results of operations.

Organized labor action or occupational health and safety laws and regulations could have a material adverse effect on our operations.

As of September 30, 2004, approximately 3% of our employees were unionized. Our industry has been the subject of campaigns to increase the number of unionized employees. Although we believe that our relationships with our employees are good, we cannot provide you with any assurances that organized labor action at one or more of our facilities will not occur, or that any such activities, or any other labor difficulties at our facilities or the facilities of any of our customers, would not materially affect us.

In addition, we are subject to, among other laws and regulations, comprehensive U.S. occupational health and safety laws and regulations. Such laws and regulations may become more stringent and result in necessary modifications to our current practices and facilities that could force us to incur additional costs that could materially affect us.

If we lose our executive officers or key personnel or are unable to attract and retain senior operation employees, our operations could be materially and adversely affected.

Our success is dependent to a significant extent upon the continuing efforts, abilities and business generation capabilities of our senior management team and key employees. We have programs in place to motivate, reward and retain our management teams, including cash bonus and equity incentive plans. However, the loss or unavailability of any of our executive officers and key employees could harm our ability to properly service or retain existing clients or operate new businesses. Our success and plans for future growth will also depend on our ability to hire and retain senior operation employees in all areas of our business.

Our service contracts often provide for fixed hourly bill rates or permit limited fee adjustments, and our business, financial condition and results of operations will suffer if increases in our costs cannot be charged to our customers.

Our largest expenses are payroll, payroll taxes and employee related benefits. We believe that we have higher wages and related payroll taxes and benefits costs than other participants in our industry due to our focus on attracting and retaining a highly qualified workforce. Most of our service contracts provide for a fixed hourly bill rate and some of our service contracts provide for payments of either fixed fees or fees that increase by only small amounts during the terms of such service contracts or not at all. Competitive pressures also may prevent us from raising our fees or hourly bill rates when contracts are renewed. If, due to inflation or other causes, including increases in payroll taxes, we must increase the wages, salaries and related taxes and benefits of our employees at rates faster than we can increase the fees charged under our service contracts, our profitability will be adversely affected.

We are subject to government regulation, and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

We are subject to a large number of city, county and state occupational licensing laws and regulations that apply to security officers. Most states have laws, or legislation pending, requiring qualification, training and registration of security officers, regulating the use of identification cards, badges and uniforms and imposing minimum bond surety or insurance standards. Any liability we may have from our failure to comply with these regulations may materially affect our business by restricting our operations and subjecting us to substantial penalties. In addition, our current and future operations may be subject to additional regulation as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted.

Changes in available security technology may have an adverse effect on our results of operations and financial condition.

Our business involves the labor intensive delivery of contract security services performed by our security officers. Changes in technologies that provide alternatives to security officer services or that decrease the number of security officers required to effectively perform their services may decrease our customers' demand for our security officer services. In addition, if such technologies become available for use in the industry, these technologies may be proprietary in nature and not be available for use by us in servicing our customers. Even if these technologies are available for use by us, we may not be able to successfully integrate such technologies into our business model or may be less successful in doing so than our competitors or new entrants in the industry. A decrease in demand for our security officer services or our inability to effectively utilize such technologies may adversely affect our business, financial condition and results of operations.

The cost of becoming a reporting company could have an adverse impact on our business.

The registration of the new notes will subject us to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The requirements include the preparation and filing of detailed annual, quarterly and current reports. In addition, we will be required to keep abreast of and comply with material changes in the applicable rules and regulations promulgated by the SEC, including, but not limited to, the recent changes and requirements mandated by the Sarbanes-Oxley Act of 2002. The cost, time and effort involved in complying with the requirements of being a public reporting company will be substantial and our management team will be required to devote a significant amount of their time to such compliance, which could cause their attention to be diverted from our day-to-day operations.

Mafco has the power to direct and control our business.

SpectaGuard Holding Corporation ("SpectaGuard Holding"), a corporation wholly-owned through Mafco by Ronald O. Perelman, a member of our Board of Managers, has the power under our Operating Agreement, subject to certain exceptions, to designate all six of the members of our Board of Managers. Mafco is therefore able to direct and control our policies and those of our subsidiaries, including, subject to exceptions, with respect to certain mergers, sales of assets and similar transactions.

Because our historical and pro forma financial information may not be representative of our results following the Barton Acquisition, you have limited financial information on which to evaluate our business.

Allied and Barton have had no prior history as a combined entity and, until recently, our operations have not previously been managed on a combined basis. Prior to the closing of the Barton Acquisition, Barton was operated as a separate entity. Our prospects should be considered in light of the numerous risks commonly encountered in business combinations. The historical financial statements and pro forma financial statements presented in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we operated on a combined basis and may not be indicative of what our results of operations, financial position and cash flows will be in the future. Additionally, we cannot assure you that all or a portion of any cost savings reflected in the pro forma financial statements will be accomplished during any particular time period, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including those regarding our strategy, future operations, financial position, estimated revenues, projected costs, projections, prospects, plans and objectives of management, are forward-looking statements. When used in this prospectus, the words "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We disclaim any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You should read carefully the factors described in the section entitled "Risk Factors" of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus includes information regarding the contract security officer industry and various markets in which we compete. Where possible, this information is derived from third party sources that we believe are reliable, including The Freedonia Group, Inc. Private Security Services Industry Study 1773, an industry publication, dated March 2004. In other cases, this information is based on estimates made by our management, based on their industry and market knowledge, which we believe to be reasonable. However, this data is subject to change and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. As a result, you should be aware that market share, ranking, retention, turnover and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

THE TRANSACTIONS

The Barton Acquisition

Overview

On May 12, 2004, SpectaGuard, BPS LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of SpectaGuard, Barton Incorporated and Barton Incorporated's shareholders (the "Shareholders") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which we acquired Barton through the merger of Barton Incorporated with and into BPS LLC, with BPS LLC as the surviving limited liability company. Upon completion of the Barton Acquisition on August 2, 2004, all Shareholders, holders of vested stock options and holders of phantom stock units received merger consideration in an aggregate amount of $180 million in cash, subject to certain adjustments, and BPS LLC changed its name to Barton Protective Services LLC.

$9.0 million of the merger consideration was placed into escrow at the closing of the Barton Acquisition to provide funds for the Shareholders' potential indemnification obligations to us and adjustments, if any, to the merger consideration.

Certain Terms and Conditions of the Merger Agreement

The Merger Agreement contained customary terms and conditions, including representations and warranties of SpectaGuard, BPS LLC, Barton Incorporated and the Shareholders and covenants of Barton Incorporated and the Shareholders with respect to the conduct of Barton's business prior to the closing of the Barton Acquisition. The obligations of SpectaGuard and BPS LLC on the one hand, and Barton Incorporated and the Shareholders on the other, to consummate the Barton Acquisition were subject to the satisfaction or waiver of various conditions, each of which was either satisfied or waived on or prior to closing.

Subject to certain limitations and exceptions, Barton Incorporated and the Shareholders have agreed to jointly and severally indemnify SpectaGuard, BPS LLC and certain related parties against Damages (as defined in the Merger Agreement) arising from or related to a breach of any representation, warranty or covenant by Barton Incorporated or the Shareholders, certain taxes imposed on or assessed against Barton Incorporated and the Shareholders with respect to any Pre-Closing Period (as defined in the Merger Agreement) and any amounts due to any governmental authority with respect to unclaimed property in excess of the amount accrued therefor on Barton Incorporated's Closing Date Balance Sheet (as defined in the Merger Agreement). Subject to similar limitations and exceptions, SpectaGuard and BPS LLC have agreed to indemnify Barton Incorporated, the Shareholders and certain related parties against Damages arising from or related to a breach of any representation, warranty or covenant by SpectaGuard or BPS LLC. No indemnity is required to be paid by Barton Incorporated and the Shareholders on the one hand, or SpectaGuard and BPS LLC on the other, except to the extent that the total of all Damages incurred by the other parties exceeds $1.85 million (and then only for the amount by which such Damages exceed $1.85 million). In addition, Barton Incorporated's and the Shareholders' maximum liability for Damages is limited to, and will not exceed, $30.0 million. The foregoing limitations, however, do not apply to Damages resulting from a breach by the Shareholders of any representation or warranty relating to taxes, Barton Incorporated's or the Shareholders' authority to enter into the Merger Agreement and related documents or title to the Barton Incorporated shares, breaches by Barton Incorporated or the Shareholders of any of their agreements or covenants contained in the Merger Agreement, intentional breaches of the Merger Agreement or fraudulent misrepresentations, taxes with respect to any Pre-Closing Period and Damages relating to amounts due to any governmental authority with respect to unclaimed property in excess of the amount accrued therefor on Barton Incorporated's Closing Date Balance Sheet. Indemnification by Barton Incorporated and the Shareholders will be first paid out of the $9.0 million escrow established at closing.

Noncompetition Agreements

Pursuant to the Merger Agreement, at the closing of the Barton Acquisition, Thomas F. Ward, Charles Barton Rice, Sr. and Charles Barton Rice, Jr. (the "Executives") entered into noncompetition agreements with SpectaGuard. The agreements generally provide that, for the periods set forth below, the Executives shall not, within specific geographic areas set forth in each agreement, compete with us in the provision of contract security officer services, monitoring, surveillance or access control services, and consulting services with respect to physical office, plant or facility security to third parties or toll-operator services to departments of transportation. The agreements also provide that for the periods specified below, the Executives shall not solicit the employment or engagement of certain employees of ours. In addition, the agreements provide that for the periods specified below, the Executives shall not solicit, in competition with us, business from certain of Barton's customers or services from certain of Barton's vendors. These provisions apply to Mr. Ward for a period of two years from the date of the closing of the Barton Acquisition and to Messrs. Rice, Sr. and Rice, Jr. for a period of five years from the closing of the Barton Acquisition. Each noncompetition agreement also provides that the Executive shall not disclose Confidential Information (as defined in the agreement) for a period of five years following the closing of the Barton Acquisition.

The Refinancing

Simultaneously with the closing of the Barton Acquisition, we entered into a new senior secured credit facility with Bear Stearns Corporate Lending Inc., as administrative agent, and a syndicate of financial institutions arranged by Bear, Stearns & Co. Inc. We used initial borrowings under our new senior secured credit facility, together with the net proceeds from the offering of the old notes, to finance the Barton Acquisition, to repay substantially all of our then existing indebtedness and to pay related fees, expenses and prepayment premiums. See "Use of Proceeds." For a summary of the terms of our new senior secured credit facility, see "Description of Other Indebtedness."

Sources and Uses of Funds

The following table sets forth, as of August 2, 2004, the sources and uses of funds in connection with the Transactions.

(in millions)
Sources of Funds:
Proceeds from the old notes (a)	$177.9
Term loan under new senior secured credit facility	210.0
Total sources	$387.9
Uses of Funds:
Purchase price for the Barton Acquisition (b)	$179.2
Refinancing
Repayment of term loan under Refinanced Credit Facility	125.2
Prepayment premium	1.3
Repurchase of Refinanced Senior Subordinated Notes	62.7
Prepayment premium	7.3
Underwriting discounts, commissions and estimated fees and expenses	12.2
Total uses	$387.9

(a)	The old notes were issued at a discount with a face value equal to $180.0 million.

(b)	Purchase price of $180.0 million, net of certain adjustments.

ESCROW CORP., ALLIED HOLDINGS AND CO-ISSUER STRUCTURE

The old notes were originally issued by Escrow Corp., which was, at the time of their issue, a newly formed, wholly-owned subsidiary of Mafco, the sole stockholder of our controlling member. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Ownership by Mafco." Escrow Corp. was created solely to issue the old notes and did not engage in any business operations, acquire any assets or incur any liabilities, other than in connection with the offering of the old notes.

Allied Holdings, a limited liability company organized in Delaware, was formed on July 16, 2004 for the purposes of assuming Escrow Corp.'s obligations under the old notes, serving as an issuer of the new notes and a borrower under our new senior secured credit facility and becoming the sole member of SpectaGuard, as described below.

Co-Issuer is a wholly-owned indirect subsidiary of Allied Holdings that was incorporated in Delaware solely for the purpose of serving as a co-issuer of the notes to facilitate the offering of the notes. We believe that certain investors may be restricted in their ability to hold debt securities of limited liability companies, unless those debt securities are jointly issued by a corporation. Co-Issuer does not have any operations, assets or revenues. Additionally, Co-Issuer may be dissolved in the event of a future conversion of Allied Holdings into a corporation. As a result, holders of the notes should not expect Co-Issuer to participate in servicing the interest and principal obligations on the notes. See "Description of Notes—Certain Covenants—Restrictions on Activities of Allied Security Finance Corp."

Simultaneously with the closing of the Barton Acquisition on August 2, 2004, Escrow Corp. merged with and into Allied Holdings. The old notes became the senior subordinated obligations of Allied Holdings and Co-Issuer and were guaranteed by all of our domestic subsidiaries that guarantee our new senior secured credit facility. Allied Holdings became the sole member of SpectaGuard and the members of SpectaGuard became members of Allied Holdings with the same ownership interests, rights and privileges pursuant to the Operating Agreement containing provisions substantially similar to the SpectaGuard Operating Agreement, which was terminated upon the execution of the Operating Agreement. See "Certain Relationships and Related Party Transactions—Operating Agreement." In addition, the management of SpectaGuard became the management of Allied Holdings, with the same titles and responsibilities.

USE OF PROCEEDS

Neither of the Issuers nor any of the guarantors will receive any proceeds from the exchange offer.

We used the net proceeds from the offering of the old notes, together with initial borrowings under our new senior secured credit facility, to finance the Barton Acquisition, to repay substantially all of our then existing indebtedness and to pay related fees, expenses and prepayment premiums.

On August 2, 2004, we acquired Barton for $180.0 million in cash, subject to certain adjustments. In addition, simultaneously with the closing of the Barton Acquisition, we entered into a new senior secured credit facility. We used initial borrowings under our new senior secured credit facility, together with the net proceeds from the offering of the old notes, to finance the purchase price for Barton, to repay amounts outstanding under the term loans under our then existing credit facility (the "Refinanced Credit Facility"), to redeem the then outstanding senior subordinated notes (the "Refinanced Senior Subordinated Notes") and to pay related fees, expenses and prepayment premiums. See "The Transactions—Sources and Uses of Funds." As of August 2, 2004 and prior to giving effect to the Transactions, we had $125.0 million in term loans outstanding under the Refinanced Credit Facility, which term loans provided for interest at a rate of 7.5% per annum at such date. The Refinanced Senior Subordinated Notes comprised $50.0 million aggregate face value of senior subordinated notes due June 30, 2010 which provided for cash interest at 12.0% per annum and pay-in-kind interest at 3.0% per annum, each payable quarterly, and $10.5 million aggregate face value of senior subordinated notes due June 30, 2010 which provided for cash interest at 12.0% per annum and pay-in-kind interest at 4.25% per annum, each payable quarterly. We had $61.9 million principal outstanding, including accrued paid-in-kind interest, of Refinanced Senior Subordinated Notes as of August 2, 2004.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004. The table should be read in conjunction with "The Transactions," "Use of Proceeds," "Selected Consolidated Financial Data," "Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

September 30, 2004
(unaudited)
(in millions)
New senior secured credit facility:
New revolver (a)	$—
New term loan	210.0
Insurance premium financing (b)	10.0
Total senior debt	220.0
Senior subordinated notes due 2011 (c)	177.9
Total debt	397.9
Members' equity	109.6
Total capitalization	$507.5

(a)	$50.0 million aggregate commitment, of which approximately $19.0 million was available for borrowings on September 30, 2004, net of the issuance of $31.0 million of outstanding letters of credit.

(b)	Reflects financing of insurance premiums over a nine-month period.

(c)	The old notes were issued at a discount with a face value equal to $180.0 million.

SELECTED CONSOLIDATED FINANCIAL DATA

Allied's selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, 2000, 2001 and 2002 and February 18, 2003 and December 31, 2003, and the selected consolidated statements of operations data for the years ended December 31, 1999, 2000, 2001, 2002, the period from January 1, 2003 to February 18, 2003 and the period from February 19, 2003 to December 31, 2003 have been derived from Allied's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and, as of December 31, 2002 and 2003 and for the years ended December 31, 2001 and 2002, the period from January 1, 2003 to February 18, 2003 and the period from February 19, 2003 to December 31, 2003, are included elsewhere in this prospectus. The historical consolidated financial data as of September 30, 2004 and for the period from February 19, 2003 to September 30, 2003 and the nine months ended September 30, 2004 have been derived from Allied's unaudited interim financial statements included elsewhere in this prospectus. These unaudited financial statements were prepared on the same basis as Allied's audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of Allied's financial position at such date and its results of operations for such periods. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

	Predecessor (1)					Successor (1)	Predecessor (1)	Successor (1)
	Year Ended December 31,				Period From January 1, 2003 to February 18,	Period From February 19, 2003 to December 31,	Period From January 1, 2003 to February 18,	Period From February 19, 2003 to September 30,	Nine Months Ended September 30,
	1999	2000 (2)	2001 (2)	2002	2003	2003 (2)	2003	2003	2004 (2)
	(in thousands)
Consolidated Statement of Operations Data:
Revenues	$168,863	$368,424	$450,474	$510,592	$70,419	$483,725	$70,419	$335,888	$593,735
Cost of revenues	142,318	307,374	374,210	425,221	59,568	402,509	59,568	280,328	502,488
	26,545	61,050	76,264	85,371	10,851	81,216	10,851	55,560	91,247
Branch and corporate overhead expenses (3)	17,928	40,940	48,169	52,036	11,119	48,014	11,119	32,828	56,173
Depreciation and amortization	6,690	14,210	16,073	14,907	1,447	15,587	1,447	10,966	18,021
Loss on early extinguishment of debt (4)	—	2,847	—	—	3,291	—	3,291	—	18,742
Non-recurring expenses (5)	—	—	—	1,878	—	—	—	—	—
Operating income	1,927	3,053	12,022	16,550	(5,006)	17,615	(5,006)	11,766	(1,689)
Interest expense, net	5,692	12,756	13,909	11,721	6,190	15,581	6,190	10,907	20,499
Income (loss) before income tax expense (benefit), and discontinued operations	(3,765)	(9,703)	(1,887)	4,829	(11,196)	2,034	(11,196)	859	(22,188)
Income tax expense (benefit)(6)	(705)	(437)	2,860	(544)	(1,421)	—	(1,421)	—	—
Income (loss) before discontinued operations	(3,060)	(9,266)	(4,747)	5,373	(9,775)	2,034	(9,775)	859	(22,188)
Income (loss) from discontinued operations (7)	207	(572)	(767)	—	—	—	—	—	—
Net income (loss)	(2,853)	(9,838)	(5,514)	5,373	(9,775)	2,034	(9,775)	859	(22,188)
Preferred stock dividends (8)	—	(6,468)	(8,724)	—	—	—	—	—	—
Net income (loss) applicable to common shareholders/members	$(2,853)	$(16,306)	$(14,238)	$5,373	$(9,775)	$2,034	$(9,775)	$859	$(22,188)

	Predecessor						Successor	Predecessor		Successor
	Year Ended December 31,				Period From January 1, 2003 to February 18,		Period From February 19, 2003 to December 31,	Period From January 1, 2003 to February 18,		Period From February 19, 2003 to September 30,	Nine Months Ended September 30,
	1999	2000	2001	2002	2003		2003	2003		2003	2004
	(in thousands, except for ratios and per hour rate information)
Other Financial and Operating Data
EBITDA (9)	$8,617	$17,263	$28,095	$31,457	$(3,559)	(10)	$33,202	$(3,559)	(10)	$22,732	$16,332	(10)
Cash flows from operating activities	$3,405	$2,268	$13,380	$29,136	$587		$21,790	$587		$10,502	$19,550
Capital expenditures	$2,996	$4,578	$5,395	$5,712	$902		$6,064	$902		$3,827	$6,660
Security Officer:
Hours billed	NA	25,945	30,306	32,458	4,351		29,487	4,351		20,690	35,342
Average bill rate per hour	NA	$13.39	$14.46	$14.98	$15.22		$15.42	$15.22		$15.35	$15.55
Hours paid (11)	NA	26,687	31,153	33,157	4,422		30,283	4,422		21,244	36,148
Average pay rate per hour	NA	$9.38	$9.97	$10.30	$10.44		$10.59	$10.44		$10.53	$10.64
Financial Ratios:
Earnings to fixed charges (12)	0.4x	0.2x	0.5x	1.4x	NA		1.1x	NA		1.1x	NA

	Predecessor					Successor
	As of December 31,				As of February 18,	As of December 31,	As of September 30,
	1999	2000	2001	2002	2003	2003	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$1,696	$—	$8,102	$4,464	$20,691
Accounts receivable, net	$23,672	$56,211	$62,752	$53,046	$52,486	$65,438	$57,474	$125,375
Total assets	$87,188	$222,862	$216,835	$200,909	$196,208	$400,185	$347,030	$648,426
Total debt	$51,254	$117,727	$111,945	$90,885	$90,270	$181,662	$143,991	$397,908
Total members'/stockholders' equity (13)	$15,059	$33,368	$23,945	$26,022	$20,908	$130,205	$125,192	$109,555

(1)	SpectaGuard was acquired by Mafco on February 19, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisition by Mafco." Financial data presented herein for periods prior to and including February 18, 2003 relate to the Predecessor (prior to the Mafco transaction). Financial data presented herein for periods beginning on and after February 19, 2003 relate to the Successor (after the Mafco transaction).

(2)	Allied's selected consolidated historical financial data includes the effect of the following business transactions, from and after the date of the transactions, as follows:

•	Year ended December 31, 2000: AS Acquisition Corp. acquired on February 29, 2000 for $105,500,000;

•	Year ended December 31, 2001: Electronics division sold during 2001 for $840,000;

•	Year ended December 31, 2003: Professional Security Bureau, Ltd. acquired on December 19, 2003 for $45,766,000; and

•	Nine months ended September 30, 2004: Security Systems, Inc., certain assets and liabilities acquired on March 19, 2004 for $10,574,000; Barton Acquisition on August 2, 2004 for $180,000,000 subject to certain purchase price adjustments.

(3)	An affiliate of Gryphon SpectaGuard Partners, L.P., the Predecessor's majority owner, charged the Predecessor an administrative fee for management services performed on its behalf and the Predecessor paid reimbursements for certain costs incurred in connection with those services. Fees and reimbursements for the years ended December 31, 1999, 2000, 2001, 2002 and the period from January 1, 2003 to February 18, 2003 and the period from February 19, 2003 to December 31, 2003 totaled $265,000, $854,000, $796,000, $851,000, $188,000 and $0, respectively. As a result of the Mafco transaction, the Predecessor cancelled this agreement, resulting in a termination fee of $2,680,000. In addition, certain members of management received transaction related compensation upon completion of the Mafco acquisition totaling $1,320,000.

(4)	In connection with the acquisition of AS Acquisition Corp. in February 2000, $52,334,000 of SpectaGuard's then existing debt was repaid, resulting in a non-cash loss of $2,847,000. In connection with the Mafco transaction in February 2003, $87,822,000 of SpectaGuard's then existing debt was repaid, resulting in a non-cash loss of $3,291,000. In connection with the Barton Acquisition in August 2004, $186,900,000 of Allied's then existing debt was repaid, resulting in a non-cash loss of $18,742,000.

(5)	Expenses relate to an initial public offering which was withdrawn in December 2002.

(6)	The members of the Successor have elected to be treated as a partnership for both federal and state income taxes. Certain Predecessor subsidiaries were taxed under Subchapter C of the Internal Revenue Code. For additional detail, see SpectaGuard's audited financial statements included elsewhere in this prospectus.

(7)	Pursuant to ABP No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the consolidated financial statements of SpectaGuard have been reclassified to reflect the sale of the Predecessor's electronics division for $840,000 during 2001.

(8)	Amounts represent accrued dividends related to Series A and Series B Preferred shares of the Predecessor. The Series A and Series B Preferred shares accrued dividends at the rates of 10% and 14%, respectively, compounded annually. The Preferred shares and accrued dividends were repaid upon the acquisition of SpectaGuard by Mafco.

(9)	EBITDA is defined as income (loss) before discontinued operations, before interest expense, income taxes and depreciation and amortization. EBITDA is presented because we believe it is useful to investors as a widely accepted financial indicator of a company's ability to service and/or incur indebtedness and because such disclosure provides investors with additional criteria used by us to evaluate our operating performance. We also utilize EBITDA to assess our acquisitions and to determine awards under our cash and equity incentive compensation plans.

EBITDA is not defined under United States generally accepted accounting principles, or GAAP, should not be considered in isolation or as a substitute for a measure of our liquidity or performance prepared in accordance with GAAP and is not indicative of income from operations as determined under GAAP. EBITDA and other non-GAAP financial measures have limitations which you should consider if you use these measures to evaluate our liquidity or financial performance. EBITDA does not include interest expense, which has required significant uses of our cash in the past and will require us to expend significant cash resources in the future. EBITDA also does not include income tax expense or depreciation and amortization expense, which may be necessary in evaluating our operating results and liquidity requirements or those of businesses we may acquire. Our management compensates for these limitations by using EBITDA as a supplement to GAAP results to provide a more comprehensive understanding of the factors and trends affecting our business or the business we may acquire. Our computation of EBITDA may not be comparable to other similarly titled measures provided by other companies, because all companies do not calculate this measure in the same fashion.

The following table reconciles income (loss) before discontinued operations, as presented above, to EBITDA:

	Predecessor						Successor	Predecessor		Successor
	Year Ended December 31,				Period From January 1, 2003 to February 18,		Period From February 19, 2003 to December 31,	Period From January 1, 2003 to February 18,		Period From February 19, 2003 to September 30,	Nine Months Ended September 30,
	1999	2000	2001	2002	2003		2003	2003		2003	2004
	(in thousands)
Reconciliation of Income (Loss) Before Discontinued Operations to EBITDA:
Income (loss) before discontinued operations	$(3,060)	$(9,266)	$(4,747)	$5,373	$(9,775)		$2,034	$(9,775)		$859	$(22,188)
Interest expense, net	5,692	12,756	13,909	11,721	6,190		15,581	6,190		10,907	20,499
Income tax expense (benefit)	(705)	(437)	2,860	(544)	(1,421)		—	(1,421)		—	—
Depreciation and amortization	6,690	14,210	16,073	14,907	1,447		15,587	1,447		10,966	18,021
EBITDA	$8,617	$17,263	$28,095	$31,457	$(3,559)	(10)	$33,202	$(3,559)	(10)	$22,732	$16,332	(10)

(10)	Includes the effect of loss on early extinguishments of debt totaling $3,291,000 for the period from January 1, 2003 to February 18, 2003 and $18,742,000 for the nine months ended September 30, 2004.

(11)	Hours paid generally exceed hours billed due to training and overtime hours incurred but not billable, per our customer contracts.

(12)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Earnings represents pre-tax earnings from continuing operations reduced by fixed charges. Fixed charges consist of interest expense and preferred dividends. For the year ended 1999, earnings were $2,063,000 and fixed charges were $5,828,000. For the year ended 2000, earnings were $3,710,000 and fixed charges were $19,444,000. For the year ended 2001, earnings were $12,186,000 and fixed charges were $22,802,000. For the year ended 2002, earnings were $16,605,000 and fixed charges were $11,776,000. For the period from February 19, 2003 to December 31, 2003, earnings were $17,660,000 and fixed charges were $15,626,000. For the period from February 19, 2003 to September 30, 2003, earnings were $11,797,000 and fixed charges were $10,938,000.

(13)	Mafco and certain of its affiliates, certain members of management and other investors contributed $116,878,000 of cash in February 2003 and an additional $10,000,000 of cash in May 2003. In December 2003, Mafco and certain of its affiliates, certain members of management and other investors contributed $7,500,000 of cash to us to partially fund the acquisition of PSB.

PRO FORMA CONSOLIDATED FINANCIAL DATA

The pro forma financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations data and other financial data for the year ended December 31, 2003 give effect to (i) the Prior Acquisitions, and (ii) the Transactions, in each case, as if they had occurred on January 1, 2003. The unaudited pro forma consolidated statement of operations data and other financial data for the nine-months ended September 30, 2004 give effect to (i) the acquisition by Allied of certain assets and liabilities of SSI and the related financing and (ii) the Transactions, in each case, as if they had occurred on January 1, 2003. See "Use of Proceeds" and "The Transactions."

The unaudited pro forma consolidated financial data do not purport to represent what our results of operations or financial condition would actually have been had (i) the Prior Acquisitions and (ii) the Transactions, as applicable, in fact occurred as of such dates or to project our results of operations for any future period or as of any future date. Furthermore, the unaudited pro forma consolidated financial data exclude certain merger-related integration expenses and related charges to be taken in future periods. The unaudited pro forma consolidated financial data also give effect to certain identified cost savings expected to be implemented during the course of the first year following the date of each of the PSB, SSI and Barton acquisitions as if they were implemented in their entirety on January 1, 2003. We cannot assure you that all or a portion of such cost savings will be accomplished during any particular time period, or at all. In addition, the unaudited pro forma consolidated financial data conform each acquired entity's financial data to Allied's accounting policies as if the acquisition had occurred on January 1, 2003.

Year Ended December 31, 2003

The unaudited pro forma consolidated statement of operations data below give effect to the Prior Acquisitions as if they had occurred on January 1, 2003.

	Historical Allied Period January 1, 2003 to February 18, 2003	Historical Allied Period February 19, 2003 to December 31, 2003	Historical PSB Period December 27, 2002 to December 18, 2003	Historical SSI Year Ended December 31, 2003	Combining Adjustments		Pro Forma Combined Allied Year Ended December 31, 2003
	(in thousands)
Revenues	$70,419	$483,725	$94,874	$18,002	$—		$667,020
Cost of sales	59,568	402,509	79,434	13,808	—		555,319
	10,851	81,216	15,440	4,194	—		111,701
Branch and corporate overhead expenses	11,119	48,014	13,826	1,898	(6,760	)(1)	68,097
Depreciation	732	4,965	353	159	—		6,209
Amortization	715	10,622	116	—	3,108		14,561	(2)
Loss on early extinguishment of debt	3,291	—	—	—	—		3,291
Operating income	(5,006)	17,615	1,145	2,137	3,652		19,543
Interest expense, net	(6,190)	(15,581)	(398)	(6)	(5,311	)(3)	(27,486	)(3)
Other income (expense)	—	—	—	—	—		—
Income(loss) before income tax expense (benefit)	(11,196)	2,034	747	2,131	(1,659)		(7,943)
Income tax expense (benefit)	(1,421)	—	21	79	1,321	(4)	—
Net income (loss)	$(9,775)	$2,034	$726	$2,052	$(2,980)		$(7,943)
Other Financial and Operating Data:
EBITDA (5)							$40,313	(6)

Combining Pro Forma Adjustments

(1)	Record costs savings, which are accrued pursuant to EITF issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," related to a formal plan to terminate certain employees and exit duplicative facilities in connection with the PSB and SSI acquisitions totaling $6,334,000 and $426,000, respectively.

Expected cost savings include the following:

i)	$406,000 and $120,000 through the elimination of compensation and benefits related to former owners in connection with the PSB and SSI acquisitions, respectively;

ii)	$4,968,000 and $214,000 through the termination of certain corporate and branch administrative functions in connection with the PSB and SSI acquisitions, respectively. The cost savings reflect the planned elimination of 120 PSB employees, partially offset by the addition of 27 staff positions, and the planned elimination of four SSI employees; and

iii)	$960,000 and $92,000 through the elimination of annual rent expense related to duplicative corporate and branch offices in connection with the PSB and SSI acquisitions, respectively. The cost savings reflect the planned closure of 11 facilities of PSB and two lease obligations of SSI that were not assumed.

(2)	Adjustment of recorded amortization expense to reflect $14,221,000 of amortization related to acquired customer lists from the Mafco transaction and the PSB and SSI acquisitions and $340,000 of amortization for the noncompetition covenant from the PSB acquisition over their estimated useful lives.

(3)	Record annual pro forma interest expense to reflect the following items:

i)	loss on unwinding of interest rate swap totaling $5,064,000;

ii)	interest expense related to $132,500,000 of principal outstanding under the Refinanced Credit Facility, totaling $9,731,000;

iii)	interest expense related to $50,000,000 and $10,500,000 face value of the Refinanced Senior Subordinated Notes outstanding, totaling $9,230,000, along with the amortization of related debt discount totaling $249,000;

iv)	interest expense related to the amortization of deferred financing fees related to the amount outstanding under the Refinanced Credit Facility and Refinanced Senior Subordinated Notes, totaling $1,872,000; and

v)	interest expense related to the accretion of the noncompetition covenant and due to affiliate liabilities totaling $173,000 and $1,167,000, respectively.

(4)	Reverse 2003 income tax expense, as the then members of SpectaGuard have elected to be treated as a partnership for both federal and state income tax purposes.

EBITDA

(5)	The following table reconciles income (loss) before discontinued operations, as presented above, to EBITDA:

Pro Forma Combined Allied Year Ended December 31, 2003
(in thousands)
Reconciliation of Income (Loss) Before Discontinued Operations to EBITDA:
Income (loss) before discontinued operations	$(7,943)
Interest expense, net	27,486
Income tax expense (benefit)	—
Depreciation and amortization	20,770
EBITDA	$40,313 (6)

(6)	Includes the effect of loss on early extinguishment of debt totaling $3,291,000.

The unaudited pro forma consolidated statement of operations data below give effect to the Prior Acquisitions and the Transactions, in each case, as if they had occurred on January 1, 2003.

	Pro Forma Combined Allied Year Ended December 31, 2003		Refinancing Adjustments		Pro Forma Combined Allied- Refinanced Year Ended December 31, 2003	Historical Barton Year Ended October 25, 2003	Acquisition Adjustments		Pro Forma Combined Allied/Barton Year Ended December 31, 2003
	(in thousands)
Revenues	$667,020		$—		$667,020	$348,274	$—		$1,015,294
Cost of sales	555,319		—		555,319	292,927	(3,371	)(D)	844,875
	111,701		—		111,701	55,347	3,371		170,419
Branch and corporate overhead expenses	68,097		—		68,097	45,244	(15,626	)(E)	97,715
Depreciation	6,209		—		6,209	1,220	3,371	(D)	10,800
Amortization	14,561		—		14,561	—	8,100	(F)	22,661
Loss on early extinguishment of debt	3,291		21,744	(A)	25,035	—	—		25,035
Operating income	19,543		(21,744)		(2,201)	8,883	7,526		14,208
Interest expense, net	(27,486)		(13,305	)(B)
			(2,421	)(C)	(43,212)	(684)	684	(G)	(43,212)
Other income (expense)	—		—		—	182	—		182
Income(loss) before income tax expense (benefit)	(7,943)		(37,470)		(45,413)	8,381	8,210		(28,822)
Income tax expense (benefit)	—		—		—	—	—		—
Net income (loss)	$(7,943)		$(37,470)		$(45,413)	$8,381	$8,210		$(28,822)
Other Financial and Operating Data:
EBITDA (H)	$40,313	(I)							$47,851	(I)

Refinancing Pro Forma Adjustments

(A)	Record loss on early extinguishment of debt related to the existing deferred financing fees of $9,268,000 and debt discount of $3,844,000, and record prepayment penalties of $8,632,000 on the Refinanced Credit Facility and Refinanced Senior Subordinated Notes.

(B)	Adjustment of interest expense on the Refinanced Credit Facility and Refinanced Senior Subordinated Notes to reflect interest on our new senior secured credit facility and the notes, totaling $34,387,000.

(C)	Record amortization of deferred financing fees on our new senior secured credit facility and the notes, totaling $2,421,000.

Barton Acquisition Pro Forma Adjustments

(D)	Reclassification of uniform expense to capital expenditures with corresponding depreciation, to conform to Allied's capitalization accounting policy for uniforms.

(E)	Record costs savings, which are accrued pursuant to EITF issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," related to a formal plan to terminate certain employees and exit duplicative facilities with respect to the Barton Acquisition, totaling $15,626,000.

Expected cost savings include the following:

i)	$3,292,000 through the elimination of compensation and benefits related to former owners;

ii)	$10,097,000 through the termination of certain corporate and branch administrative functions. The cost savings reflect the planned net reduction in employees by 118; and

iii)	$2,237,000 through the elimination of annual rent expense related to duplicative corporate and branch offices. The cost savings reflect the planned net reduction in facilities by 21.

(F)	Record amortization expense to reflect amortization related to acquired customer list from the Barton Acquisition.

(G)	Elimination of Barton interest expense.

EBITDA

(H)	The following table reconciles income (loss) before discontinued operations, as presented above, to EBITDA:

	Pro Forma Combined Allied Year Ended December 31, 2003		Pro Forma Combined Allied/Barton Year Ended December 31, 2003
	(in thousands)
Reconciliation of Income (Loss) Before Discontinued Operations to EBITDA:
Income (loss) before discontinued operations	$(7,943)		$(28,822)
Interest expense, net	27,486		43,212
Income tax expense (benefit)	—		—
Depreciation and amortization	20,770		33,461
EBITDA	$40,313	(I)	$47,851	(I)

(I)	Includes the effect of loss on early extinguishments of debt totaling $3,291,000 for the pro forma combined Allied year ended December 31, 2003 and $25,035,000 for the pro forma combined Allied/Barton year ended December 31, 2003.

Nine Months Ended September 30, 2004

The unaudited pro forma consolidated statement of operations data below give effect to the acquisition by Allied of certain assets and liabilities of SSI and the related financing as if it had occurred on January 1, 2003.

	Historical Allied Nine Months Ended September 30, 2004	Historical SSI January 1, 2004 to March 18, 2004	Combining Adjustments		Pro Forma Combined Allied Nine Months Ended September 30, 2004
	(in thousands)
Revenues	$593,735	$4,295	$—		$598,030
Cost of sales	502,488	3,299	—		505,787
	91,247	996	—		92,243
Branch and corporate overhead expenses	56,173	486	(835	)(1)	55,824
Depreciation	5,867	39	—		5,906
Amortization	12,154	—	117	(2)	12,271
Loss on early extinguishment of debt	18,742				18,742
Operating income (loss)	(1,689)	471	718		(500)
Interest expense, net	(20,499)	—	3,920		(16,579	)(3)
Other income (expense)	—	—	—		—
Income (loss) before income tax expense (benefit)	(22,188)	471	4,638		(17,079)
Income tax expense(benefit)	—	—	—		—
Net income (loss)	$(22,188)	$471	$4,638		$(17,079)
Other Financial and Operating Data:
EBITDA (4)					$17,677	(5)

Combining Pro Forma Adjustments

(1)	Record unrealized costs savings, which are accrued pursuant to EITF issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," related to a formal plan to terminate certain employees and exit duplicative facilities in connection with the PSB and SSI acquisitions totaling $729,000 and $106,000 respectively.

Unrealized cost savings include the following:

i)	$30,000 through the elimination of compensation and benefits related to former owners in connection with the SSI acquisition;

ii)	$567,000 and $53,000 through the termination of certain corporate and branch administrative functions in connection with the PSB and SSI acquisitions, respectively. The cost savings reflect the planned elimination of 120 PSB employees, partially offset by the addition of 27 staff positions, and the planned elimination of four SSI employees; and

iii)	$162,000 and $23,000 through the elimination of annual rent expense related to duplicative corporate and branch offices in connection with the PSB and SSI acquisitions, respectively. The cost savings reflect the planned closure of 11 facilities of PSB and two lease obligations of SSI that were not assumed.

(2)	Adjustment of recorded amortization expense to reflect $117,000 of amortization related to acquired customer list from the SSI acquisition.

(3)	Record annual pro forma interest expense to reflect the following items:

i)	interest expense related to $132,500,000 of principal outstanding under the Refinanced Credit Facility, totaling, $6,925,000;

ii)	interest expense related to $50,000,000 and $10,500,000 face value of the Refinanced Senior Subordinated Notes outstanding, totaling $6,966,000, along with the amortization of related debt discount totaling $247,000;

iii)	interest expense related to the amortization of deferred financing fees related to the amount outstanding under the Refinanced Credit Facility and Refinanced Senior Subordinated Notes, totaling $1,368,000; and

iv)	interest expense related to the accretion of the non-competition covenant and due to affiliate liabilities totaling $113,000 and $960,000, respectively.

EBITDA

(4)	The following table reconciles income (loss) before discontinued operations, as presented above, to EBITDA:

Pro Forma Combined Allied Nine Months Ended September 30, 2004
(in thousands)
Reconciliation of Income (Loss) Before Discontinued Operations to EBITDA:
Income (loss) before discontinued operations	$(17,079)
Interest expense, net	16,579
Income tax expense (benefit)	—
Depreciation and amortization	18,177
EBITDA	$17,677 (5)

(5)	Includes the effect of loss on early extinguishment of debt totaling $18,742,000.

The unaudited pro forma consolidated statement of operations data below give effect to (i) the acquisition by Allied of certain assets and liabilities of SSI and the related financing and (ii) the Transactions, in each case, as if they had occurred on January 1, 2003.

	Pro Forma Combined Allied Nine Months Ended September 30, 2004		Refinancing Adjustments		Pro Forma Combined Allied- Refinanced Nine Months Ended September 30, 2004	Historical Barton Seven Months Ended July 24, 2004	Acquisition Adjustments		Pro Forma Combined Allied/ Barton Nine Months Ended September 30, 2004
	(in thousands)
Revenues	$598,030		$—		$598,030	$220,938	$—		$818,968
Cost of sales	505,787		—		505,787	188,788	(2,385	)(C)	692,190
	92,243		—		92,243	32,150	2,385		126,778
Branch and corporate overhead expenses	55,824		—		55,824	34,303	(11,720	)(D)	78,407
Depreciation	5,906		—		5,906	1,007	2,385	(C)	9,298
Amortization	12,271		—		12,271	—	6,075	(E)	18,346
Loss on early extinguishment of debt	18,742		—		18,742	—	—		18,742
Operating income	(500)		—		(500)	(3,160)	5,645		1,985
Interest expense, net	(16,579)		(9,782	)(A)
			(1,734	)(B)	(28,095)	(393)	393	(F)	(28,095)
Other income (expense)	—		—		—	20	—		20
Income (loss) before income tax expense (benefit)	(17,079)		(11,516)		(28,595)	(3,533)	6,038		(26,090)
Income tax expense (benefit)	—		—		—	—	—		—
Net income (loss)	$(17,079)		$(11,516)		$(28,595)	$(3,533)	$6,038		$(26,090)
Other Financial and Operating Data:
EBITDA (G)	$17,677	(H)							$29,649	(H)

Refinancing Pro Forma Adjustments

(A)	Adjustment of interest expense on the Refinanced Credit Facility and Refinanced Senior Subordinated Notes to reflect interest on our new senior secured credit facility and the notes, totaling $25,288,000.

(B)	Record amortization of deferred financing fees on our new senior secured credit facility and the notes, totaling $1,734,000.

Barton Acquisition Pro Forma Adjustments

(C)	Reclassification of uniform expense to capital expenditures with corresponding depreciation, to conform to Allied's capitalization accounting policy for uniforms.

(D)	Record costs savings, which are accrued pursuant to EITF issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," related to a formal plan to terminate certain employees and exit duplicative facilities with respect to the Barton Acquisition, totaling $11,720,000.

Expected cost savings include the following:

i)	$2,470,000 through the elimination of compensation and benefits related to former owners;

ii)	$7,575,000 through the termination of certain corporate and branch administrative functions. The cost savings reflect the planned net reduction in employees by 118; and

iii)	$1,675,000 through the elimination of annual rent expense related to duplicative corporate and branch offices. The cost savings reflect the planned net reduction in facilities by 21.

(E)	Record amortization expense to reflect amortization related to acquired customer list from the Barton Acquisition.

(F)	Elimination of Barton interest expense.

EBITDA

(G)	The following table reconciles income (loss) before discontinued operations, as presented above, to EBITDA:

	Pro Forma Combined Allied Nine Months Ended September 30, 2004		Pro Forma Combined Allied/Barton Nine Months Ended September 30, 2004
	(in thousands)
Reconciliation of Income (Loss) Before Discontinued Operations to EBITDA:
Income (loss) before discontinued operations	$(17,079)		$(26,090)
Interest expense, net	16,579		28,095
Income tax expense (benefit)	—		—
Depreciation and amortization	18,177		27,644
EBITDA	$17,677	(H)	$29,649	(H)

(H)	Includes the effect of loss on early extinguishment of debt totaling $18,742,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis of financial condition and results of operations are based upon financial statements which have been prepared in accordance with United States generally accepted accounting principles, and should each be read together with the applicable consolidated financial statements, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus.

This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled "Risk Factors" and those appearing elsewhere in this prospectus, actual results may differ materially from those anticipated by such forward-looking statements.

Overview

We offer premium contract security officer services to quality-conscious customers in seven vertical markets throughout the United States: high-rise office buildings, corporate complexes, shopping malls, financial institutions, universities, hospitals and industrial sites. We are responsible for recruiting, screening, hiring, training, uniform outfitting, scheduling and supervising our security officers. Our security officers work on-location at our customers' sites and their responsibilities primarily include deterring, observing, detecting and reporting perceived, potential or actual security threats. In addition, we provide contract employees for toll collection services to the State of Florida Department of Transportation. As of September 30, 2004, we employed approximately 38,000 security officers and toll collectors. During 2003, Allied and Barton, on a combined basis, provided contract security officer services to over 2,100 clients, including more than 100 of the Fortune 500 companies, in 39 states and the District of Columbia.

Demand for contract security officer services in the United States is expected to grow approximately 5% per year from 2003 through 2008, according to The Freedonia Group. The Freedonia Group attributes increases in security-related spending to real and perceived risks of violent and property crimes, particularly with recent terrorist attacks and the growing threat of terrorism, and the perception that safety officials are too overburdened to adequately protect the public. In addition, there is a continuing trend for companies to outsource non-core proprietary operations such as security officer services to reduce administrative and labor costs and capital expenditures.

    Revenues

We operate in a single reportable segment. Our revenues are primarily generated from customer contracts wherein we are obligated to provide security officer services at agreed upon hourly billing rates to customers such as property management companies, corporations, financial institutions, universities, mall management companies and hospitals. Our standard customer contract is a one-year contract that can be terminated by either us or the customer on 30 days' notice at any time. We have found that we have been successful in extending these contracts and negotiating favorable adjustments to billing rates. Revenues from our contracts with the FDOT are generated in substantially the same manner in which we generate revenues from our security officers.

According to The Freedonia Group, there is a growing demand in our industry for premium contract security officer services that are staffed with high-quality personnel that can better perform their assigned tasks. Our contract security officer revenues are dependent on our ability to attract and retain high-quality employees. We pay above average wage rates to our contract security officers and provide benefits which many of our competitors do not. In addition, we engage in extensive candidate screening, training and development which supports employee retention. On a combined basis, the turnover rate for Allied's and Barton's security officers and toll collectors was approximately 60% for the twelve-month period ended September 30, 2004, which compares favorably to our industry. This allows us to respond to our targeted customers who demand high-quality security officer services. As a result, we maintain above average revenue-based customer retention rates of approximately 90%.

    Cost of Revenues

Our largest operating expenses are payroll, payroll taxes and employee related benefits. We believe that we have higher wages and related payroll taxes and benefits costs than others in our industry due to our focus on attracting and retaining a highly qualified workforce. Our expenses also include workers compensation and general liability costs. The major components of cost of revenues are affected by general wage inflation, payroll tax increases and insurance premiums and related claim costs, which we generally have been able to pass on to our customers through bill rate increases.

Acquisition by Mafco

On February 19, 2003, Mafco acquired SpectaGuard and its wholly-owned subsidiaries from Gryphon SpectaGuard Partners, L.P. and other minority owners for an aggregate purchase price of $263.6 million. The purchase was funded through borrowings of $151.2 million and cash contributions of $116.9 million, comprising $55.8 million from SpectaGuard Holding and $57.2 million from certain executives of Mafco, $2.3 million from OCM Specta Holdings Inc. ("OCM") and $1.5 million from Blackstone SG Mezzanine Corp. ("Blackstone"), in each case in exchange for Class A units of SpectaGuard, and $0.1 million from members of our senior management in exchange for Class B and Class C units of SpectaGuard.

In connection with the Mafco acquisition, we entered into the Refinanced Credit Facility, a $125.0 million senior secured credit facility with a syndicate of financial institutions and JPMorgan Chase Bank, as administrative agent. The Refinanced Credit Facility initially consisted of (i) a $20.0 million five-year revolving credit facility and (ii) a $105.0 million seven-year senior term loan facility. In addition, we issued Refinanced Senior Subordinated Notes due June 30, 2010 with a face value of $50.0 million for net proceeds of $46.2 million to OCM Mezzanine Fund, L.P. ("OCM Mezzanine"), Blackstone Mezzanine Partners L.P. ("Blackstone Mezzanine") and Blackstone Holdings L.P. ("Blackstone Holdings"). The Refinanced Credit Facility and the Refinanced Senior Subordinated Notes were refinanced as part of the Transactions. See "The Transactions—The Refinancing."

The Barton Acquisition

For a discussion of the Barton Acquisition, see "The Transactions—The Barton Acquisition."

Other Recent Acquisitions

    Acquisition of Professional Security Bureau, Ltd.

On December 19, 2003, we acquired all of the outstanding common shares of PSB, a provider of high-quality contract security services to corporate customers primarily within the same northeast United States region as certain of Allied's operations. The cost of the acquisition was subject to a working capital purchase price adjustment, which was settled in February 2004. The cost of the acquisition (exclusive of financing costs) was approximately $45.8 million.

The PSB acquisition was funded through aggregate borrowings of $40.5 million and cash contributions of $7.5 million. The Refinanced Credit Facility was amended and restated to provide for an additional $30.0 million senior term loan and an additional $10.0 million of availability under the revolving credit facility. In addition, we issued $10.5 million of additional Refinanced Senior Subordinated Notes due June 30, 2010 to OCM Mezzanine, Blackstone Mezzanine and Blackstone Holdings. The Refinanced Credit Facility and the Refinanced Senior Subordinated Notes were refinanced as part of the Transactions. See "The Transactions—The Refinancing."

In connection with this transaction, Allied approved a formal plan to terminate certain PSB employees, exit duplicative PSB office facilities and reduce certain other corporate and branch administrative expenses. We have accrued $1.3 million of costs related to severance-related benefits and lease termination costs.

    Acquisition of Certain Assets and Liabilities of Security Systems, Inc.

On March 19, 2004, we acquired certain assets and liabilities of SSI, including the rights to perform under SSI's customer contracts, for approximately $10.6 million. SSI is a provider of high-quality contract security services to universities and corporate customers primarily in Boston. The SSI acquisition was funded through the issuance of a $7.5 million term loan which was permitted as a delayed draw under the Refinanced Credit Facility.

In connection with the SSI acquisition, we implemented a cost reduction plan to reduce headcount in corporate and branch administrative functions and exit duplicative facilities. As of March 31, 2004, this cost reduction plan was complete.

Basis of Presentation and Critical Accounting Policies

    Revenues

Revenues are recorded on an accrual basis through client billings. Billings are based on client contracts, which generally include a markup on wages paid or a stated bill rate for hours worked. The vast majority of customers are billed a rate for hours worked which includes wages and benefits. In certain cases, clients require specific items be excluded from the billed rate, such as medical benefits, vehicle leases and maintenance. In those cases, these items are billed separately, in certain cases with a negotiated markup and in other instances at cost as incurred. Clients are billed on a weekly, biweekly, monthly or quarterly basis.

    Cost of Revenues

The direct cost of revenues is primarily comprised of direct labor, related payroll taxes, medical and life benefits and workers compensation and liability insurance. Direct labor is recorded on an accrual basis. Direct labor and related taxes account for over 90% of all cost of revenues. All security officers and account manager payroll and payroll related expenses are classified as cost of revenues. Wages paid include regular pay, bonus, overtime, vacation, training, holiday and sick time. The total hours paid normally exceed total hours billed mainly due to overtime and training time, which is generally not billable. Medical benefit costs are based on self-insured plans, which cover the majority of our workforce, and premium-based plans. The self-insured medical costs are recorded by applying internal estimates based on actual claims history. The premium-based plan costs are charged based on actual premiums paid. Workers compensation and liability insurance costs are recorded by applying historical rates based on actual claims history and premium and administrative costs. The estimated charge covers all premiums, loss fund payments, claims and administrative costs. These charges are monitored closely against established reserves.

    Branch and Corporate Overhead Expense

Branch overhead expense includes all salaries, salary related expenses, benefits and travel and entertainment costs paid to branch level employees. Branch administrative personnel typically include vice president/general managers, district managers, security directors and administrative staff. Other primary branch overhead expenses include rent, classified advertisements, office expenses and bad debt reserves. Corporate overhead expense includes all expenses related to our headquarters, salaries and related expenses, including benefits, commissions, bonuses, travel and entertainment costs, rent, marketing costs, professional and consulting fees, fixed asset depreciation and office expenses.

    Depreciation and Amortization Expense

Depreciation expense consists of depreciation of uniforms, furniture and fixtures, computers and automotive equipment. Amortization consists of the amortization of the value of the customer lists related to the Mafco, PSB and SSI acquisitions and the Barton Acquisition. It also includes the amortization of noncompetition covenants. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142"), goodwill is not amortized.

    Interest Expense

Interest expense consists of the cost of interest related to our senior long-term debt, senior subordinated notes and related discount and revolving line of credit. It also includes amortization of deferred financing fees and the accretion of liabilities related to due to affiliate and noncompetition covenants.

    Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following are critical accounting policies that we believe require us to make significant estimates and judgments. Actual results may differ from these estimates under different assumptions or conditions.

Accounts Receivable Reserve.    Our customers are located throughout the United States. We grant credit to our customers and generally do not require collateral. We maintain an allowance for doubtful accounts which management believes to be sufficient to cover potential credit losses and estimated billing adjustments. Management reviews the components of their accounts receivable balance on a monthly basis and performs additional detail review on a quarterly basis. This process includes an analysis of specific reserves required based upon known credit collection issues and potential reserve adjustments as well as a general reserve percentage for all other receivables based on our experience of historical write-off amounts.

Insurance Reserves.    We maintain insurance coverage for worker's compensation, medical claims and general liability. Reserves have been provided for certain of these claims based upon insurance coverages, management's judgment and the advice of counsel. Management reviews these estimates on a monthly basis based upon currently available information and adjusts the reserves accordingly. In the opinion of management, the ultimate outcome of these insurance matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Goodwill and Intangible Assets.    Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Additionally, intangible assets, such as customer list, with finite lives continue to be amortized over their useful lives.

SFAS No. 142 requires a two-step impairment test for goodwill. The first step is to compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying amount exceeds the fair value then the second step is required to be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill. The determination of the fair value of our reporting unit is based, among other things, on estimates of future operating performance of the reporting unit being valued. We are required to complete an impairment test for goodwill and record any resulting impairment losses annually. Changes in market conditions, among other factors, may have an impact on these estimates. We completed our required annual impairment test in the fourth quarter of fiscal 2003 and determined that there was no impairment. We have not completed our impairment test for fiscal 2004.

Customer lists are amortized over six years. We perform periodic analyses and adjust through accelerated amortization any impairments of customer list.

Historical Results of Operations of Allied

Allied was acquired by Mafco on February 19, 2003, and therefore, in the following discussion of Allied's historical results of operations, the "first nine months of fiscal 2003" refers to the combined presentation of the results of operations of the predecessor company for the period from January 1,

2003 to February 18, 2003 combined with the results of operations for the period from February 19, 2003 to September 30, 2003 and "fiscal 2003" refers to the combined presentation of the results of operations of the predecessor company for the period from January 1, 2003 to February 18, 2003 combined with the results of operations for the period from February 19, 2003 to December 31, 2003.

    First Nine Months of Fiscal 2004 Compared to First Nine Months of Fiscal 2003

Revenues.    Revenues increased by $187.4 million, or 46.1%, to $593.7 million for the first nine months of fiscal 2004 from $406.3 million for the first nine months of fiscal 2003. This increase was attributable to the Barton Acquisition and the PSB and SSI acquisitions which resulted in an additional $143.4 million of revenues for the first nine months of fiscal 2004, increased billable hours due to additional contracts secured during the period and increases in billable rates under existing contracts. Security officer hours billed increased by 10.3 million hours to 35.3 million for the first nine months of fiscal 2004 from 25.0 million hours for the first nine months of fiscal 2003, or 41.2%. The average security officer billing rate also increased 1.3% to $15.55 for the first nine months of fiscal 2004 from $15.35 for the first nine months of fiscal 2003. This increase was primarily related to increased pay rates for security officers.

Cost of Revenues.    Cost of revenues increased by $162.6 million, or 47.8%, to $502.5 million for the first nine months of fiscal 2004 from $339.9 million for the first nine months of fiscal 2003. The increase was a direct result of higher labor costs in connection with the increase in revenues in the first nine months of fiscal 2004 described above. Cost of revenues as a percentage of revenues increased to 84.6% for the first nine months of fiscal 2004 from 83.7% for the first nine months of fiscal 2003. The increase was due mainly to a large increase in payroll tax rates of $3.5 million in total, as well as increases in business insurance. Security officer hours paid also increased 10.4 million hours or 40.5% for the first nine months of fiscal 2004 to 36.1 million from 25.7 million for the first nine months of fiscal 2003. The average security officer pay rate per hour also increased 1.0% to $10.64 for the first nine months of fiscal 2004 from $10.53 for the first nine months of fiscal 2003. This increase was primarily the result of cost of living increases.

Branch and Corporate Overhead Expenses.    Branch and corporate overhead expenses increased by $12.3 million, or 28.0%, to $56.2 million for the first nine months of fiscal 2004 from $43.9 million for the first nine months of fiscal 2003. The increase in overhead expenses was a direct result of the Barton Acquisition and the PSB and SSI acquisitions. Branch and corporate overhead expenses in the first nine months of fiscal 2003 included $4.0 million of transaction costs related to the sale of Allied to Mafco. The increased revenues described above helped leverage branch and corporate overhead expenses.

Depreciation and Amortization.    Depreciation and amortization increased by $5.6 million to $18.0 million for the first nine months of fiscal 2004 from $12.4 million for the first nine months of fiscal 2003. This increase was a direct result of increased amortization expense of $3.9 million due to increased customer list value resulting from the Mafco transaction, the Barton Acquisition and the PSB and SSI acquisitions.

Loss on Early Extinguishment of Debt.    For the first nine months of fiscal 2004, loss on early extinguishment of debt related to the write-off of $6.9 million in deferred financing fees, a write-off of $3.2 million of debt discount on the Refinanced Senior Subordinated Notes and an $8.6 million prepayment penalty on the early extinguishments of the Refinanced Credit Facility and Refinanced Senior Subordinated Notes incurred in connection with the Barton Acquisition in August 2004. For the first nine months of fiscal 2003, loss on early extinguishment of debt relates to the write-off of $1.7 million in deferred financing fees, a write-off of $0.3 million of debt discount on the extinguished senior subordinated notes and a $1.3 million prepayment penalty on the early extinguishments of term loans incurred as a result of the Mafco transaction in February 2003.

Operating Income (Loss).    Operating income (loss) decreased by $8.5 million, or 125.0%, to an operating loss of ($1.7) million for the first nine months of fiscal 2004 from operating income of $6.8 million for the first nine months of fiscal 2003. This decrease was primarily related to the $18.7 million loss on early extinguishment of debt in the first nine months of fiscal 2004, partially offset by the $3.3 million of loss on early extinguishment of debt and $4.0 million of transaction costs related to the Mafco transaction in 2003.

Interest Expense, Net.    Interest expense, net increased $3.4 million to $20.5 million for the first nine months of fiscal 2004 from $17.1 million for the first nine months of fiscal 2003. Offsetting this increase was a $5.1 million loss on the realization of an interest rate swap recognized as a result of the Mafco transaction in February 2003. The increase was due to higher debt balances as a result of the Barton Acquisition, the PSB and SSI acquisitions and the accretion of non-compete and due to affiliate liabilities.

Income Tax Expense (Benefit).    Subsequent to the Mafco transaction, our members have elected to be treated as a partnership for both federal and state income tax purposes. In accordance with applicable regulations, our taxable income or loss is required to be reported in the income tax returns of our members in accordance with our operating agreement. Accordingly, we do not have income tax expense (benefit) for the first nine months of fiscal 2004. In lieu of paying income taxes, we pay distributions to our members with respect to income tax that they owe on earnings that are allocated to them in accordance with our operating agreement.

Net Loss.    Net loss increased by $13.3 million to a net loss of ($22.2) million for the first nine months of fiscal 2004 from a net loss of ($8.9) million for the first nine months of fiscal 2003, as a result of the items described above.

    Fiscal 2003 Compared to Fiscal 2002

Revenues.    Revenues increased by $43.6 million, or 8.5%, to $554.1 million for fiscal 2003 from $510.6 million in fiscal 2002. The increase was primarily attributable to increases in billable hours due to additional contracts secured during the period, increases in billable rates under existing contracts and $3.3 million of additional revenue related to the December 19, 2003 acquisition of PSB. The increase in billable hours was a result of Allied's sales initiatives and increased business from existing clients. Security officer hours billed increased 1.3 million hours to 33.8 million for fiscal 2003 from 32.5 million for fiscal 2002, or 4.0%. The average security officer billing rate also increased 2.7% to $15.39 for fiscal 2003 from $14.98 for fiscal 2002. The increase was primarily due to Allied's ability to pass along increased pay rates.

Cost of Revenues.    Cost of revenues increased by $36.9 million, or 8.7%, to $462.1 million for fiscal 2003 from $425.2 million for fiscal 2002. The increase was a direct result of higher labor costs in connection with the increase in revenues in fiscal 2003 described above. Cost of revenues as a percentage of revenues increased to 83.4% for fiscal 2003 from 83.3% for fiscal 2002. The increase was due mainly to an increase in payroll tax rates, life, medical, workers compensation and general liability insurance costs. Security officer hours paid increased 1.5 million to 34.7 million for fiscal 2003 from 33.2 million for fiscal 2002, or 4.5%. The average security officer pay rate per hour increased 2.6% to $10.57 for fiscal 2003 from $10.30 for fiscal 2002. The increase was primarily the result of cost of living increases.

Branch and Corporate Overhead Expenses.    Branch and corporate overhead expenses increased by $7.1 million, or 13.6%, to $59.1 million for fiscal 2003 from $52.0 million in fiscal 2002. Branch and corporate overhead expenses in fiscal 2003 included $4.0 million of transaction related costs related to the sale of Allied to Mafco, which were partially offset by $0.7 million of management fees in fiscal 2002 not incurred in fiscal 2003. The remaining variance was primarily due to $2.5 million of increased administrative labor costs. The increased revenues described above helped leverage branch and corporate overhead expenses.

Non-Recurring Expenses.    During fiscal 2002, SpectaGuard filed a registration statement with the SEC related to an initial public offering. As of December 31, 2002, SpectaGuard withdrew such registration statement and, accordingly, wrote-off $1.9 million of expenses related to the offering.

Depreciation and Amortization.    Depreciation and amortization increased by $2.1 million to $17.0 million for fiscal 2003 from $14.9 million for fiscal 2002. This increase was a direct result of increased amortization expense of $1.8 million due to an increased customer list base resulting from the Mafco transaction. During fiscal 2002, SpectaGuard lost certain of its customers acquired in the AS Acquisition Corp. and Effective acquisitions. As a result, SpectaGuard recorded accelerated amortization expense totaling $3.7 million, which represented the net book value of the customer accounts on the date they were lost.

Loss on Early Extinguishment of Debt.    Loss on early extinguishment of debt related to the write-off of $1.7 million in deferred financing fees, a $1.3 million prepayment penalty on early extinguishment of term loans and a $0.3 million debt discount on the extinguishment of senior subordinated notes incurred as a result of the Mafco transaction.

Operating Income.    Operating income decreased by $3.9 million, or 23.8%, to $12.6 million for fiscal 2003 from $16.5 million for fiscal 2002. This decrease was directly related to $4.0 million of transaction related costs related to the sale of Allied to Mafco and $3.3 million of loss on early extinguishment of debt, which were partially offset by $0.7 million of management fees in fiscal 2002 not paid in fiscal 2003, as well as $1.9 million of non-recurring expenses incurred in 2002 related to a withdrawn initial public offering.

Interest Expense, Net.    Interest expense increased $10.1 million to $21.8 million for fiscal 2003 from $11.7 million for fiscal 2002. This increase was due to the $5.1 million loss on the unwinding of an interest rate swap as a result of the Mafco transaction as well as increased outstanding debt balances at higher effective interest rates in fiscal 2003 compared to fiscal 2002.

Income Tax Expense (Benefit).    Income tax (benefit) increased to ($1.4) million for fiscal 2003 from ($0.5) million for fiscal 2002. Prior to February 19, 2003, SpectaGuard was structured as a limited liability company and was taxed as a partnership with certain subsidiaries treated as C corporations for income tax purposes. In fiscal 2002, tax expense was due to the mix of earnings between taxable and non-taxable entities within the limited liability company structure. As a result of the Mafco transaction in February 2003, these C corporations were liquidated and SpectaGuard's then members elected to be treated as a partnership for both federal and state income tax purposes. In accordance with applicable regulations, taxable income or loss of SpectaGuard was required to be reported in the income tax returns of SpectaGuard's members based on earnings that were allocated to them in accordance with the SpectaGuard Operating Agreement.

Net Income (Loss).    Net income (loss) decreased by $13.1 million to a net loss of ($7.7) million for fiscal 2003 from net income of $5.4 million for fiscal 2002 as a result of the items described above.

    Fiscal 2002 Compared to Fiscal 2001

Revenues.    Revenues increased by $60.1 million, or 13.3%, to $510.6 million for fiscal 2002 from $450.5 million for fiscal 2001. The majority of the increase was attributable to increases in billable hours due to additional contracts secured during fiscal 2002 and increases in billable rates under existing contracts due in part to increased demand for contract security officer services after the events of September 11, 2001. While the additional demand after the events of September 11, 2001 abated in the first half of fiscal 2002, it was offset primarily by new customers gained as a result of Allied's sales initiatives and also by increased business from existing customers. Security officer hours billed increased 2.2 million hours to 32.5 million for fiscal 2002 from 30.3 million hours for fiscal 2001, or 7.3%. The average security officer billing rate also increased 5.6% to $14.98 per hour for fiscal 2002 from $14.18 per hour for fiscal 2001. This increase was primarily due to Allied's ability to pass along increased pay rates.

Cost of Revenues.    Cost of revenues increased by $51.0 million, or 13.6%, to $425.2 million for fiscal 2002 from $374.2 million for fiscal 2001. The increase was a direct result of higher labor costs in connection with the increase in revenues in fiscal 2002 described above. Cost of revenues as a percentage of revenues increased to 83.3% for fiscal 2002 from 83.1% for fiscal 2001. The increase was due mainly to an increase in life, medical, workers compensation and general liability insurance costs in fiscal 2002. Security officer hours paid also increased 2.0 million hours, or 6.4%, to 33.2 million for fiscal 2002 from 31.2 million for fiscal 2001. The average security officer pay rate per hour also increased 5.1% to $10.30 for fiscal 2002 from $9.80 for fiscal 2001. This increase was primarily the result of cost of living increases.

Branch and Corporate Overhead Expenses.    Branch and corporate overhead expenses increased by $3.8 million, or 7.9%, to $52.0 million for fiscal 2002 from $48.2 million for fiscal 2001, mainly due to increased administrative labor costs which rose $3.0 million. The increased revenues described above helped leverage branch and corporate overhead expenses which, as a percentage of revenues, decreased to 10.1% for fiscal 2002 from 10.7% for fiscal 2001.

Non-Recurring Expenses.    During fiscal 2002, SpectaGuard filed a registration statement with the SEC related to an initial public offering. As of December 31, 2002, SpectaGuard had withdrawn such registration statement and, accordingly, wrote-off $1.9 million of expenses related to the offering.

Depreciation and Amortization.    Depreciation and amortization expense decreased by $1.2 million to $14.9 million for fiscal 2002 from $16.1 million for fiscal 2001. During fiscal 2002, SpectaGuard lost certain of its customers acquired in the AS Acquisition Corp. and Effective acquisitions. As a result, SpectaGuard recorded accelerated amortization expense totaling $3.7 million, which represented the net book value of the customer accounts on the date they were lost. Effective January 1, 2002, SpectaGuard adopted SFAS No. 142 pursuant to which goodwill was no longer amortized. Fiscal 2001 depreciation and amortization included $5.4 million of goodwill amortization.

Operating Income.    Operating income increased by $4.5 million, or 37.7%, to $16.5 million for fiscal 2002 from $12.0 million for fiscal 2001. The increase was primarily the result of the increase in revenues in fiscal 2002 discussed above, leveraged overhead expense and depreciation and amortization reductions.

Interest Expense, Net.    Interest expense decreased by $2.2 million to $11.7 million for fiscal 2002 from $13.9 million for fiscal 2001. The decrease was primarily due to lower weighted average outstanding debt balances during fiscal 2002 compared to fiscal 2001 as well as lower interest rates in fiscal 2002.

Income Tax Expense (Benefit).    Income tax expense decreased by $3.4 million to a benefit of $(0.5) million for fiscal 2002 from an expense of $2.9 million in fiscal 2001. Prior to February 19, 2003, SpectaGuard was structured as a limited liability company and was taxed as a partnership with certain subsidiaries treated as C corporations for income tax purposes. The decrease was due to a change in the mix of earnings between the taxable and non-taxable entities within the limited liability company structure, in particular, a decrease in the profitability of the taxable entity.

Net Income (Loss).    Net income (loss) decreased by $10.9 million to a net income of $5.4 million for fiscal 2002 from a net loss of ($5.5) million for fiscal 2001 as a result of the items described above.

Quarterly Results of Allied

The following table sets forth, for each of Allied's last eight quarters, selected data from its statement of operations as well as other financial data. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of Allied's management, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of its results of operations for such periods.

	Quarter Ended December 31,	Period from January 1, 2003 to February 18,	Period from February 19, 2003 to March 31,	Quarter Ended
				June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2002	2003	2003	2003	2003	2003	2004	2004	2004
Revenues	$131,891	$70,419	$58,853	$135,078	$141,957	$147,837	$171,023	$176,241	$246,471
Cost of revenues	109,531	59,568	49,598	112,550	118,180	122,181	146,600	148,508	207,380
	22,360	10,851	9,255	22,528	23,777	25,656	24,423	27,733	39,091
Branch and corporate overhead expense	13,541	11,119	5,716	13,537	13,575	15,186	16,432	16,241	23,500
Depreciation and amortization	6,516	1,447	1,980	4,525	4,461	4,621	5,172	5,385	7,464
Loss on early extinguishment of debt	—	3,291	—	—	—	—	—	—	18,742
Non-recurring expenses	1,878	—	—	—	—	—	—	—	—
Operating income	425	(5,006)	1,559	4,466	5,741	5,849	2,819	6,107	(10,615)
Interest expense, net	2,836	6,190	1,914	4,435	4,558	4,674	5,822	5,806	8,871
Income (loss) before income tax expense (benefit)	(2,411)	(11,196)	(355)	31	1,183	1,175	(3,003)	301	(19,486)
Income tax expense (benefit)	(2,516)	(1,421)	—	—	—	—	—	—	—
Net income (loss)	$105	$(9,775)	$(355)	$31	$1,183	$1,175	$(3,003)	$301	$(19,486)
Preferred stock dividends	$(2,478)	$(1,358)	$—	$—	$—	$—	$—	$—	$—

Liquidity and Capital Resources

Our primary liquidity requirements are for debt service, working capital and capital expenditures. On March 19, 2004, we acquired specific assets and liabilities of SSI for approximately $10.6 million and, on August 2, 2004, we acquired Barton for $180.0 million subject to certain adjustments. We did not have any other large or unusual expenditures during fiscal 2004. Our primary source of liquidity is cash provided by operating activities.

Cash provided by operating activities for fiscal 2003, fiscal 2002 and fiscal 2001 were $22.4 million, $29.1 million and $13.4 million, respectively. For fiscal 2003, fiscal 2002 and fiscal 2001, cash provided by operating activities was generated primarily from operating income of $12.6 million, $16.5 million and $12.0 million, respectively. Cash provided by operating activities for the first nine months of fiscal 2004 was $19.6 million compared to $11.1 million for the first nine months of fiscal 2003. Cash provided by operating activities was generated primarily from increases in income from operations totaling $7.8 million for the first nine months of 2004 compared to the first nine months of fiscal 2003.

Cash used in investing activities for fiscal 2003, fiscal 2002 and fiscal 2001 were $53.0 million, $5.7 million and $6.8 million, respectively. Investing activities have primarily consisted of purchases of property and equipment. For fiscal 2004, we expect that our capital expenditures will be approximately 1.25% of revenues, primarily for the purchase of uniforms. In fiscal 2003, we paid $45.7 million related to the PSB acquisition. Cash used in investing activities for the first nine months of fiscal 2004 was $196.3 million compared to $5.2 million for the first nine months of fiscal 2003. In the first nine months of fiscal 2004, we paid $10.6 million for the SSI acquisition and approximately $180.0 million for the Barton Acquisition subject to certain purchase price adjustments.

Financing activities have primarily consisted of borrowings and repayments on long-term debt associated with acquisitions of businesses. Cash provided by financing activities was $37.1 for fiscal 2003. Net proceeds from the issuance of debt totaling $26.6 million and capital contributions of $17.4 million were used primarily for the PSB acquisition. Cash used in financing activities for fiscal 2002 and fiscal 2001 were $21.7 million and $6.6 million, respectively, primarily related to the repayment of debt. Cash provided by financing activities for the first nine months of fiscal 2004 was $189.3 million compared to cash used in financing activities for the first nine months of fiscal 2003 of $3.1 million.

The variance from the first nine months of fiscal 2003 versus the first nine months of fiscal 2004 is primarily the result of net proceeds from the issuance of debt as a part of the Transactions.

As of August 2, 2004 and prior to giving effect to the Transactions, no amounts under the revolver and $125.0 million in term loans were outstanding under the Refinanced Credit Facility and $61.9 million aggregate face value of Refinanced Senior Subordinated Notes were outstanding. As part of the Transactions, we repaid amounts outstanding under the Refinanced Credit Facility and redeemed the Refinanced Senior Subordinated Notes.

Simultaneously with the closing of the Barton Acquisition, we entered into a new senior secured credit facility with Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of Lenders arranged by Bear, Stearns & Co. Inc. Our new senior secured credit facility provides for commitments by the Lenders for original term loans of $210.0 million and of $50.0 million in revolving loans, with certain sub-limits for letters of credit and swingline loans. Our obligations under the new senior secured credit facility are guaranteed by each of our domestic subsidiaries and our obligations and the obligations of our subsidiary guarantors are secured by a first priority lien on substantially all of our, and each subsidiary guarantor's, present and future tangible and intangible assets. See "Description of Other Indebtedness—New Senior Secured Credit Facility."

We drew down the full amount of the term loans and none of the revolving loans in connection with the Transactions. This amount was used together with the net proceeds from the offering of the old notes to finance the Barton Acquisition, to repay substantially all of our then existing indebtedness and to pay related fees, expenses and prepayment premiums.

In the ordinary course of business, we enter into short-term financing agreements in order to fund our business insurance policy premiums. On August 13, 2004, we entered into a financing agreement with Cananwill, Inc. for a total amount of $11.2 million. Payments are due in equal monthly installments through May 1, 2005 and bear an annual interest rate of 2.99%. As of September 30, 2004, the remaining balance of this financing agreement, including accrued interest, was $10.0 million.

As of September 30, 2004 we had approximately $397.9 million of indebtedness, which includes the notes, amounts outstanding under our new senior secured credit facility and insurance premium financing. In addition, as of September 30, 2004, we had $19.0 million of unused borrowing capacity under our new senior secured credit facility, net of the issuance of $31.0 million of outstanding letters of credit.

The following table summarizes, on an historical basis without giving effect to the Transactions, our contractual cash obligations by year at December 31, 2003:

	Payments Due by Year December 31,
	Total	2004	2005	2006	2007	2008	Thereafter
	(in thousands)
Contractual Obligations:
Long-term debt(a)	$181,662	$10,211	$12,089	$18,997	$25,905	$27,632	$86,828
Non-cancelable operating leases	8,595	3,436	2,388	1,523	950	298	—
Covenants not-to-compete	2,250	400	400	450	500	500	—
Due to affiliates	15,730	—	—	10,036	—	5,694	—
Total	$208,237	$14,047	$14,877	$31,006	$27,355	$34,124	$86,828

(a)	Upon consummation of the Transactions, substantially all of our long-term debt was refinanced with the proceeds from the sale of the old notes, together with initial borrowings under our new senior secured credit facility. The contractual obligations of our new debt are $4.0 million in 2004, $16.0 million in 2005, $25.0 million in 2006, $30.0 million in 2007, $30.0 million in 2008 and $285.0 million thereafter.

In addition, we have contractual obligations in connection with non-cancelable operating leases acquired in connection with the Barton Acquisition of $3.9 million, $3.1 million and $2.0 million at its fiscal year end 2004, 2005 and 2006, respectively.

In lieu of paying income taxes, we pay distributions to our members with respect to income tax that they owe on earnings that are allocated to them in accordance with our operating agreement. These distributions were $2.3 million in 2003 and $0.0 million for the nine months ended September 30, 2004.

Based upon our current level of operations, we believe that our existing cash and cash equivalents balances and our cash from operating activities, together with available borrowings under our new senior secured credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, commitments and interest payments for the foreseeable future. There can be no assurance, however, that our business will continue to generate cash flow at current levels or that currently anticipated improvements will be achieved. If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our indebtedness or obtain additional financing. Our ability to make scheduled principal payments or to pay interest on or to refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting our industry and to general conditions and factors that are beyond our control. There can be no assurance that sufficient funds will be available to enable us to service our indebtedness or to make capital expenditures. See "Risk Factors—We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful."

Off-Balance Sheet Arrangements

We are not currently a party to any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our senior term loan and revolving credit facility. These borrowings bear interest at variable rates. At September 30, 2004, a hypothetical 10% increase in interest rates applicable to our new senior secured credit facility would have increased our annual interest expense by approximately $1.2 million and would have decreased our annual cash flow from operations by approximately $0.7 million.

Recent Accounting Pronouncement

    Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument that is a liability under SFAS No. 150 is an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. We do not believe this pronouncement will have a material impact on our statement of financial position.

BUSINESS

Overview

William C. Whitmore, Jr., our current President and CEO, and President and COO since 1990, joined SpectaGuard, Inc. in 1981. In 1998, Albert J. Berger, our current Chairman and former CEO, teamed with Gryphon Partners to acquire SpectaGuard, Inc., which had served the contract security officer needs for corporate customers primarily in the Philadelphia and Boston metropolitan markets. Gryphon Partners, along with Messrs. Berger and Whitmore, set out to consolidate the highly fragmented and largely under-managed U.S. contract security officer industry and acquired Effective Security, Inc., a provider of contract security officer services to the New York metropolitan market, in 1998. We then acquired AS Acquisition Corp. in 2000. AS Acquisition Corp., which had been operating under the brand name Allied Security since its founding in 1957, was a premier national provider of contract security officer services to customers in more than 38 states. Our combined business began operating under the name Allied Security and was reorganized around seven vertical market segments: high-rise office buildings, corporate complexes, shopping malls, financial institutions, universities, hospitals and industrial complexes. Additionally, we successfully completed the integration of these companies onto a single management information system during 2000. In February 2003, we were acquired by Mafco for approximately $263.6 million. We subsequently acquired PSB in December 2003 for approximately $45.8 million and, in March 2004, acquired certain assets and liabilities of SSI for approximately $10.6 million. In August 2004, we acquired Barton for $180 million, subject to certain adjustments.

We offer premium contract security officer services to quality-conscious customers in seven vertical markets throughout the United States: high-rise office buildings, corporate complexes, shopping malls, financial institutions, universities, hospitals and industrial sites. We are responsible for recruiting, screening, hiring, training, uniform outfitting, scheduling and supervising our security officers. Our security officers work on-location at our customers' sites and their responsibilities include deterring, observing, detecting and reporting perceived, potential or actual security threats. In addition, we provide contract employees for toll collection services to the State of Florida Department of Transportation, or FDOT. As of September 30, 2004, we employed approximately 38,000 security officers and toll collectors. During 2003, Allied and Barton, on a combined basis, provided contract security officer services to over 2,100 clients, including more than 100 of the Fortune 500 companies, in 39 states and the District of Columbia.

We strive to ensure customer satisfaction by placing several levels of customer relationship managers in direct, ongoing contact with our customers so they can promptly and effectively anticipate and respond to the needs of customers and security officers. Our sales and marketing efforts are designed to focus on quality-conscious customers located primarily in urban centers and other concentrated business districts in major metropolitan areas and select suburban areas with a high density of businesses. Our experience is that many businesses in these markets desire high-quality security officer services and choose service quality over service price.

We aim to provide high-quality and cost-effective contract security officer services to our customers. We encourage the retention of our security officers and control our operating expenses through effective management of the hiring process, including extensive candidate screening, training and development. We believe that we offer one of the most comprehensive training programs in the contract security officer industry, which includes multiple levels focused on both mandatory and voluntary programs. We believe these processes offer us a competitive advantage by fostering an employee culture that emphasizes personal career development and provides rewards for long-term quality service. Additionally, we offer a competitive compensation package to our security officers, including paid holidays and vacations, a 401(k) plan and medical, dental and life insurance benefits. We believe that our premium wage and benefits package contributes to a favorable turnover rate for our security officers as compared to industry averages.

Our low security officer turnover rate decreases personnel-related costs, including recruiting, screening, training and uniform outfitting costs, and allows us to provide a higher overall level of service to our customers by providing a consistent security officer staff. On a combined basis, the turnover rate of Allied and Barton's security officers and toll collectors was approximately 60% for the twelve-month period ended September 30, 2004. According to The Freedonia Group, annual employee turnover is as high as 600% for some firms within the contract security officer industry, although larger firms are more likely to have an annual turnover rate of 75% or less. We pay an above average wage to our security officers, which we believe allows us to attract a higher quality employee that is more likely to maintain his or her employment with us and to provide a high level of service to our quality-conscious customers.

Our Industry

According to The Freedonia Group, demand for contract security officer services in the United States is expected to grow from approximately $12.8 billion in 2003 to approximately $16.3 billion in 2008, representing a compound annual growth rate, or CAGR, of 5.0%. Since September 2001, according to The Freedonia Group, there has been a growing demand within our industry for premium contract security officer services that are staffed by higher quality personnel who can better perform their assigned tasks. The Freedonia Group attributes increases in security-related spending to real and perceived risks of violent and property crimes, particularly with recent terrorist attacks and the growing threat of terrorism, and the perception that safety officials are too overburdened to adequately protect the public. The Freedonia Group also attributes growth in contract security officer services to the continuing trend for companies to outsource non-core proprietary operations such as security officer services to reduce administrative and labor costs and capital expenditures.

According to The Freedonia Group, the United States contract security officer services industry is highly fragmented, with over 5,000 contract security officer service providers nationwide, a large majority of which are relatively small, independent providers. Participants in our industry range from small local businesses generating less than $1.0 million in annual revenues to large nationwide companies with annual revenues in excess of $100.0 million.

According to The Freedonia Group, annual employee turnover in the contract security officer industry is as high as 600%, with larger firms generally having an annual employee turnover rate of 75% or less. Companies with lower security officer turnover rates usually have higher wages and provide increased benefits for their security officers, which in turn attracts quality-conscious customers who are willing to pay higher bill rates. Additionally, lower turnover leads to lower hiring, screening, uniform outfitting and training costs. The resulting improvement in costs and customer satisfaction are designed to increase customer retention rates and maintain higher margins.

Our Competitive Strengths

Superior Service Delivery Model

Our motto is "quality people, quality training and quality security." We believe that, because our wages and benefits are in excess of the contract security officer industry average, we have a lower turnover rate of our security officers as compared to the overall industry and are able to attract higher quality security officer candidates to provide superior customer service. We believe this results in higher levels of customer satisfaction and provides an opportunity to seek out additional customers that value our quality focused approach. We believe that we offer above average wages, with a compensation package that includes paid holidays, vacations, 401(k) plans, medical benefits, dental benefits and life insurance. We believe this compensation package, along with efforts to train and provide career paths to our security officers, has enabled Allied and Barton to achieve, on a combined basis, an annual turnover rate for security officers and toll collectors of approximately 60% for the twelve-month period ended September 30, 2004, which compares favorably to our industry. We believe that this employee turnover rate benefits our clients by ensuring quality and experienced staffing at client locations, and benefits us by minimizing recruiting, screening, training and uniform outfitting costs. As a result, our margins are positively affected.

Stable Core Business with Diverse Customer and Revenue Base

We believe that we have a stable revenue base, due to our high historical customer retention rates relative to our competitors and our diverse mix of customers from varying revenue-based geographic regions and industries. During fiscal 2003, on an historical basis, Allied and Barton had customer retention rates of approximately 90% and 94%, respectively, compared to an industry average of approximately 75% (according to The Freedonia Group, Inc. Private Security Services Industry Study 1518, dated April 2002). On a combined basis, Allied and Barton's 30 largest customers have been conducting business with us for an average of approximately 10 years. For fiscal 2003, no single customer represented more than 5.1% of our pro forma revenues and the 30 largest customers referred to above represented approximately 33% of our pro forma revenues (in each case, giving effect to the Transactions as if they had occurred on January 1, 2003). Our revenue base is also geographically diverse, with no single region accounting for more than 12% of our pro forma revenues (giving effect to the Transactions as if they had occurred on January 1, 2003) during fiscal 2003. We believe that our customers' loyalty is attributable to the premium quality security services that we provide and our low security officer and toll collector turnover rate relative to our competitors. We believe that the combination of premium quality services and low security officer and toll collector turnover rates yields a predictable, high-quality product offering, which helps to perpetuate long-term customer relationships and provides for a strong and predictable revenue base.

Proven Ability to Organically Grow our Revenues

Over the 10-year period ended 2003, revenues for our industry have been increasing at a CAGR of 5.2% per year. We believe that we have been able to achieve a rate of revenue growth in excess of the industry rate for this period due to our low security officer and toll collector turnover rates, as well as our proven ability to attract new clients, provide additional services to our existing client base and continually increase our average wage and bill rates. Historically, our revenues derived from new client relationships have outpaced any decline in revenues attributable to the loss of our clients. We source our new customer leads from a database of approximately 30,000 prospective clients. We call on this potential universe of clients through a sales force of approximately 70 individuals who are engaged in direct selling.

Proven Ability to Integrate Acquisitions

We have a targeted acquisition strategy aimed at acquiring premium contract security officer service companies to build revenue scale within our urban markets and leverage our corporate and branch administrative expenses across a larger revenue base. Since 1998, we have embarked on a strategy to expand nationally. In 1998, we completed the acquisition of Effective Security, Inc. and in 2000 we completed the acquisition of AS Acquisition Corp. Our recent acquisitions of PSB, in December 2003, and SSI, in March 2004, followed our current acquisition strategy as they fell entirely within our existing footprint and greatly increased our scale in the New York and Boston metropolitan areas. As a result of this overlap, from a headcount, facilities, customers and information technology perspective, we have already fully integrated these two companies into our existing operations.

Our Business Strategies

Our strategic objective is to become the leading provider of premium contract security officer services to quality-conscious customers in the United States. The key elements of our business strategy are as follows:

Leverage Our Quality Focus

The primary driver of quality and service in the contract security officer industry is employee development. We believe that the training and development of our security officers and account managers is the most critical factor in driving customer and employee loyalty and in supporting our organic growth. For our security officers, our Allied ALLSTAR program is a comprehensive curriculum combining both mandatory and voluntary programs that lead, upon successful completion, to the "Master Security Officer" designation. Our account managers enroll in our PRISM (Professionalism in Security Management) training and development program and, upon successful completion, are awarded the "Certified Professional Security Management" (CPSM) designation. We deliver many of our training programs to our employees on the web via AlliedAcademy.com. We believe this emphasis on employee development enables us to maintain above industry average retention rates for our security officers and toll collectors and clients. Furthermore, as we lower our security officer and toll collector turnover rates, we are able to reduce our costs incurred for recruiting, screening, training and uniform outfitting, thereby increasing our profit margins.

Target Vertical Markets

Our approach to sales and marketing is designed to focus on quality-conscious customers in seven vertical markets throughout the United States: high-rise office buildings, corporate complexes, shopping malls, financial institutions, universities, hospitals and industrial sites. By focusing on a select set of markets, each with specific needs and requirements, we believe that we have built an extensive operating knowledge that enables us to effectively promote and provide our services.

Grow Scale in Urban Markets

We market our services to concentrated business districts in major metropolitan areas with a high density of businesses in our target vertical markets. For each of these geographic areas, we establish an urban center, or office, which our managers responsible for that area can use to increase operating leverage by using a common staff of recruiting, training and human resources support personnel. We implement the following strategies to increase our revenue base and better leverage our fixed corporate and branch administrative costs within each urban market.

Organic Growth.    We believe that our superior service delivery model will allow us to organically grow our revenues at rates greater than the contract security officer industry average of 5.0% (according to The Freedonia Group). We intend to offset declines in revenues of approximately 10% per year attributable to the loss of customers by capturing new customers and increasing revenues from our existing customers. Furthermore, we intend to continue to capitalize on the growing trend among businesses to outsource non-core functions, such as security officer services, and to centralize the procurement and oversight of these functions at the corporate level in order to minimize the number of vendor relationships. Finally, we intend to capitalize on the increased demand from our existing and potential clients in premium security officer services.

Pursue Selective Acquisition Opportunities.    We seek to continue to pursue selective acquisitions that will increase our scale within our targeted major metropolitan areas and leverage our corporate and branch administrative costs across a larger revenue base. Given the highly fragmented nature of the security service industry and our integration capabilities, we will continue to evaluate selective niche acquisition opportunities.

Seamless Integrations of Acquisitions.    Once acquired, we seek the efficient integration of the acquired company to realize profit and cash flow improvements related to cost rationalization, revenue synergies and working capital improvements.

Our Operations

We recruit, screen, hire, train, schedule and supervise security officers that are deployed at customer locations. We use market specific services for each of the vertical markets we target, such as bike patrols in shopping malls and universities, vehicle patrols of ATMs for financial institutions, escorts in shopping malls and vehicle patrols in corporate complexes. In addition, we provide contract employees for toll collection services to the State of Florida Department of Transportation.

We provide our security officers with badges and uniforms and are responsible for their compensation, including benefits, and for personnel administration. We also provide any required bonding or workers compensation insurance. We customarily charge a customer for our services based on an hourly billing rate for each of our employees who provide services to the customer, including security officers, site supervisors, on-site account managers and, in some cases, other management personnel.

Our typical customer contract may provide for an hourly billing rate used for all security officers at a site or variable hourly billing rates for different officers. Our standard customer contract is a one-year contract that can be terminated by either us or our customer on 30 days' notice at any time. Many of our larger contracts are multi-year and we have found that we are generally successful in negotiating adjustments to billing rates under our multi-year contracts on an annual basis. Certain accounts may have longer term contracts while others are covered by month-to-month agreements. In at least one case, we provide services under an oral contract.

Through our customer service value proposition, we strive to ensure customer satisfaction by placing several levels of customer relationship managers in direct, repeated contact with our customers so that we can anticipate their needs and respond promptly and efficiently.

The services we provide are managed at multiple levels within our organization.

Regional Management

Our operations are divided into 14 geographic regions, each of which is managed by a vice president/general manager responsible for developing and executing our regional business plan based on the demand, needs and competition in our regional markets. While each regional business plan is based on our overall corporate strategy, our regional general managers evaluate and recommend programs and initiatives designed to build success in their particular regional markets. The primary mission of the general manager, in all respects, is to follow through on our focus on customer service to ensure that client expectations are being met.

Each regional general manager is accountable for achieving the goals contained in that regional manager's business plan. Monthly account financial reviews, supported by daily and weekly operating reports, are conducted on an account-by-account basis, which focus on labor ratios, overtime, accounts receivable, risk, gross profit and rate increases.

District Office Management

We employ approximately 75 district managers (excluding the FDOT), each of whom is responsible for the day-to-day management of the account managers, site supervisors and security officers in a particular district. Reporting to the general manager for the region, each district manager supervises account managers, payroll and billing, customer relations and the recruiting and training of security officers for the district.

We invest significantly in our district office management personnel, training them on management techniques and developing them to assume leadership roles in our company. We have designed our district office management structure to enable us to deliver quality, responsive resources to our customers for day-to-day support and for contingency situations that may arise. At the district office level, we employ support personnel to ensure that our security officers are properly selected and well-trained, uniformed and have quality support as well as backup from other sites when needed.

Account Management

We provide each customer account with an account manager who services one or more accounts. We believe this practice differentiates us from many of our competitors, who do not provide this account manager service to the same degree that we do, and affords us the ability to efficiently and effectively provide our services to our quality-conscious customers. Typically, the services of our account managers located on-site are billed directly to our customers. Our account managers are management-level personnel, generally possessing previous experience as site supervisors, who are responsible for all aspects of security officer development and performance at the facility or, in the case of roving account managers, facilities for which they are responsible. Our account managers focus on the on-site needs of both our customers and our security officers. These managers are typically rewarded through incentive-based compensation based on their performance in key functional areas, such as account level gross profits and security officer training quotas. This model also enables us to reduce the overhead costs for our security officers because it allows billing, payroll, scheduling and training issues to be addressed on-site by our account managers as opposed to at the district or corporate office levels.

We believe that employing account managers for on-site supervision supports our focus on customer service by enabling us to have day-to-day close contact with our clients and security officers. The value these account managers add to our service delivery methodology is evidenced by the fact that many of our customers are willing to be billed directly for their services. We believe our account manager model leads to greater customer satisfaction and loyalty, longer tenure for our security officers and enhanced profitability.

Sales and Marketing

Our sales and marketing efforts are designed to focus on quality-conscious customers throughout the United States located primarily in center city and other concentrated business districts in major metropolitan areas and select suburban areas with a high density of business. Within these areas, we concentrate our sales and marketing efforts on customers in our target vertical market segments. We focus on these vertical markets principally on the basis of our experience that many businesses in these markets desire high-quality security officer services, are conscious of the quality of services delivered and are less motivated by service price than service quality.

Our marketing and sales force consists of one senior vice president, regional vice presidents and a number of business development managers and support staff. Our marketing and sales force is organized at the regional level and at the district office level. Our key marketing vehicles are trade shows, security conferences, advertising, media publicity, our website, direct mail and direct solicitation and customer referrals.

Urban Center Revenues

Over 70% of our 2003 pro forma revenues (giving effect to the Transactions as if they had occurred on January 1, 2003) of approximately $1.0 billion came from 11 of our major urban markets:

Urban Market	Pro Forma Revenues
(in millions)
Philadelphia	$97.8
Northern New Jersey	90.6
San Francisco Bay Area	88.5
New York City	86.2
Dallas/Houston	70.7
Atlanta	65.3
Boston	63.0
Washington, D.C./Baltimore	56.3
Southern California	43.3
Southeast Florida	31.8
Chicago	30.5
Total	$724.0

Customers

During the year ended December 31, 2003, Allied and Barton, on a combined basis, provided security services to over 2,100 clients in 39 states and the District of Columbia. We provide for security services at high-rise office buildings, corporate complexes, shopping malls, financial institutions, universities, hospitals and industrial sites located in the United States, including over 100 of the Fortune 500 companies. In addition, we provide contract employees for toll collection services in the State of Florida.

For fiscal 2003, no single customer represented more than 5.1% of our pro forma revenues, and our pro forma revenues from Allied and Barton's 10 largest customers (on a combined basis) represented approximately 21.0% of our pro forma revenues for fiscal 2003 (in each case, giving effect to the Transactions as if they had occurred on January 1, 2003).

Human Capital Management

On September 30, 2004, we employed approximately 39,500 individuals, consisting of approximately 36,000 security officers, 2,000 contract toll collection employees, and approximately 1,500 branch and corporate managerial and administrative staff. We aggressively seek potential employees and we currently use localized resources to attract employees including various community based organizations, job fairs, recruiting seminars and relationships with various vocational and technical schools. We also offer bonuses to our existing employees and managers who provide valuable referrals. By actively seeking qualified applicants that meet our standards, we are able to maintain a database of candidates to draw upon as personnel needs arise.

In addition to having many venues to find the best employee talent, we also have an active retention program. By offering competitive wages and meaningful benefits to our employees, we believe we can create an environment in which employees can build a career, thus differentiating us from many of our competitors. Wage determinations are based on considerations of the local labor market, the particular working environment, unique customer requirements and the necessary skill level desired for the applicable security officers. Unlike many in our industry, our compensation package includes paid holidays and vacations, a 401(k) plan and medical, dental and life insurance. As a result, we believe that our turnover rate is low by industry standards.

Collective bargaining agreements cover approximately 3% of our employees. We believe that our relationships with our employees are good, and we have not experienced any work stoppages as a result of labor disputes. The security officers and other personnel we supply to our customers are in all cases our employees even though they have been placed at a customer's location.

We strive to provide high-quality and cost-effective contract security officer services to our customers. We plan to improve profitability by encouraging the retention of our security officers and controlling our operating expenses through the effective management of the hiring process, including comprehensive candidate screening, training and development. We believe our method of managing these processes offers us a competitive advantage by fostering an employee culture that emphasizes personal career development and provides rewards for long-term quality service. We believe our low turnover rate drives down our personnel-related costs.

While we believe we have a lower turnover rate among security officers compared to the overall industry, we seek to continue to reduce recruiting, training, uniform outfitting and other operating expenses by increasing the tenure of our security officer workforce. We use our software-based and online security training and career development programs in an effort to assist our employees in building long-term careers at our company. Our employee pay and benefit package is tied to our focus on quality-conscious customers and therefore is at or above the norm in our industry. The resulting relatively high tenure of our officers reduces workers compensation and general liability expenses, which we believe are significantly lower than industry norms.

Our human capital management method employs the following techniques:

Screening of Security Officers

We recognize that the selection of the best candidates to serve as security officers is paramount to our ability to deliver high-quality, reliable security for our customers. Accordingly, we have developed an extensive security officer screening process. Unlike other screening programs that are based on "screening-out" the undesirable candidates for jobs, our program revolves around "screening-in" qualified candidates and matching the aptitude of each individual security officer to the specific skill requirements needed for each particular assignment. As a result of this intensive screening program, we spend considerable management time evaluating the suitability of a candidate before making an offer of employment. Unlike many of our competitors, we go beyond the legal requirements of most states and do not hire any security officers until a third-party pre-employment criminal background check has been completed. This eliminates many candidates that could be legally hired, but that do not meet the standards we require in order to provide high-quality services. We work with our customers to develop a screening process for their specific security officer needs; at a minimum, screening for all officers will include the following:

•	review of customer account specifications;

•	application review and pre-qualification interview;

•	file review and interview by our management;

•	military records check (as permitted by law);

•	pre-employment criminal background check by an independent party;

•	fingerprint checks through relevant law enforcement agencies;

•	seven-year employment background check;

•	orientation testing and evaluation sessions;

•	proof of legal right to work adhering to the requirements of the Immigration Reform and Control Act of 1986; and

•	on-site five-panel drug screening (as permitted by law).

Security Officer Training and Career Development

We believe that the primary driver of quality and service is employee development. We believe that the training and development of our security officers and managers is the most critical factor in driving customers and employee loyalty and in supporting our organic growth. As such, we conduct custom security training and career development programs that help us produce knowledgeable and motivated security officers. In addition to increasing customer satisfaction levels, we believe these programs reduce employee turnover and absenteeism and promote high standards of performance for our security officers. By providing our security officers with the tools and environment necessary to foster growth, we invest in the continued success of our security officer team. Additionally, we believe this strategy of employee development enables us to maintain above industry averages for employee and client retention rates. As we lower our employee turnover rates, we are able to reduce our costs incurred for recruiting, screening, training and uniform outfitting, thereby increasing our profit margins.

We maintain the following training and career development programs for our security officers:

Allied Academy.    We have a professional training department that oversees all of our training programs and materials that collectively comprise our master program for training security officers, which we call Allied Academy. Our Allied Academy faculty is comprised of more than 50 full-time training professionals, four of whom are professional training program developers. All of our security officers are automatically enrolled in Allied Academy upon becoming employed by us and their progress through our curriculum is tracked through a computer database.

Security Officer Basic Course.    Through this course, we provide every new security officer with basic information about the security profession through a curriculum that includes such topics as the role of the security officer, customer service, report writing, access control, managing emergency situations and preventing discrimination and harassment.

On the Job Training Checklist and Guidebook.    Through this proprietary checklist and guidebook, we implement hands-on training tools that guide new security officers and their supervisors through the important initial worksite training process. These tools include sample post orders, portal routes, access control procedures, emergency procedures, use of security equipment and additional training items.

ALLSTAR Program.    This proprietary program and career development recognition system is a voluntary, continuing education, self-study program composed of 18 programs on a variety of topics that go beyond our initial training process. These topics include, among others, physical security and loss prevention, teamwork and time management, workplace violence prevention and diversity awareness. Our security officers earn incentives and awards, such as clothing and other items with logos, as they progress through the voluntary program and, upon completion, are recognized as master security officers who have been trained in all aspects of their responsibilities. In addition, 15% of our account managers' yearly bonus is tied to their ability to recruit security officers to participate in the program.

AlliedAcademy.com.    AlliedAcademy.com is our proprietary online center for training and career development. Through this online center, all of our security officers can participate in a wide variety of web-based training courses, read newsletters and training tips or progress in an online version of our ALLSTAR program. We believe that we are the only company in our industry with an internet-based program and that this program contributes directly to the high-quality of our security officers.

We also provide market-specific training workbooks and practical supervision workshops to our security officers. We maintain an up-to-date library of training and developmental videos as well as a network of other resources designed to ensure that security training is an ongoing process.

Security Officer and Customer Support Services

We seek to provide comprehensive security officer support services, such as scheduling, payroll, billing and incident reporting. We believe that providing these support services enables us to reduce incidences of vacant posts, undertrained and overworked security officers and payroll and billing errors. Because our payroll and scheduling occur primarily on-site rather than in a district office, we are better able to perform these functions efficiently and accurately. We believe that the satisfaction of our officers is increased by our ability to provide timely and accurate payments. Equally important, because many of these services are highly visible to our customers, we believe delivering them effectively affords us the opportunity to demonstrate for our customers the overall quality of our security services.

We have established the following information technology and management systems to enhance our delivery of security officer support:

Scheduling, Payroll and Billing.    We maintain a custom-designed, computerized and fully integrated scheduling, payroll and billing system. By handling scheduling, one of the most important and demanding functions in security operation, through our computerized system, we are able to respond appropriately and efficiently to sudden changes in scheduling due to customer demands or due to a security officer's inability to work an assigned shift. This allows us to provide consistent customer coverage by qualified personnel. In addition, our automated security officer phone check-in system also assists us in providing consistent security officer coverage as each of our security officers "reports in" from a designated on-site phone. Thus, we know immediately if a security officer has not reported for an assigned shift, and we can respond quickly and effectively to remedy the situation.

We monitor and ensure timely payment for our security officers through our computerized payroll system that tracks hours worked on a real-time basis.

Through our information technology system, invoices for our customers are methodically matched with work schedules, check-in logs and payroll to ensure accuracy. Thus, we are able to generate supporting documentation for our invoices at any time upon the request of a customer.

Incident Reporting.    We also use our information technology and management tools to ensure consistent, accurate and timely incident reporting.

Customer and Security Officer Safety

Our goal is to be an industry leader in providing for the safety of our customers' personnel, property and guests as well as the safety of our security officers and the public we serve. We maintain an extensive safety program designed to prevent and reduce injury and illness at a customer site. We believe that this safety program has reduced the frequency of both accidents and health-related incidents. We believe this safety program also assists us in achieving higher employee morale, lower insurance premiums and reduced legal exposure.

Security Operations Procedures Manual

To ensure continuity in our contract security officer service delivery, we develop and maintain for each customer a well-indexed, site-specific security operations procedures manual, also available in electronic format. This manual includes a comprehensive set of written instructions known as "post orders" for the officers on duty for each post at a specific customer facility. These post orders comprise detailed instructions designed for quick reference in the case of an emergency. These instructions, as well as corresponding written tests, also provide our security officers with helpful information on the job site and continued refresher training. We review a customer's site-specific post orders on a regular basis, and their standardized format enables us to easily update them with new instructions or to incorporate special directions. We believe that proper documentation of procedures enables us to maintain strict quality control standards in the delivery of our security services.

Insurance

We believe that we maintain all appropriate forms of insurance, including comprehensive general liability, performance and crime bonding, professional liability, automobile coverage and $100.0 million of excess and umbrella coverage. Special coverage is sometimes added in response to unique customer requirements. We also maintain compliance with all state workers compensation laws. A certificate of insurance, which meets individual contract specifications, is made available to every customer.

Competition

The United States contract security officer industry is highly competitive but fragmented. According to The Freedonia Group, there are over 5,000 contract security officer service providers nationwide, a large majority of which are relatively small, independent providers. Participants in the industry range from small local businesses generating less than $1.0 million in annual revenues to large nationwide companies with annual revenues in excess of $100.0 million.

We believe there are approximately seven security officer service companies that operate in multiple regions within the United States and have revenues in excess of $100.0 million per year, of which we believe we are the second largest based on revenues. Our largest competitors include national contract security service providers such as Securitas, Wackenhut and Guardsmark. We also compete with numerous smaller regional and local security service providers in the United States.

We believe that the principal competitive factors in the security service market include:

•	the extent and quality of security officers including tenure;

•	supervision, recruiting, selection and training of security officers;

•	management quality and responsiveness;

•	ability to handle multiple sites nationwide; and

•	price in relation to the quality of service.

Government Regulation

We are subject to a large number of city, county and state occupational licensing laws and regulations governing the provision of private security services. Most states require business licensing, as well as licensing or registration of individual security officers, imposing minimum qualification standards and regulations governing training, identification, uniforms, badges, bonding and insurance. As required, we are licensed to provide private security services in each of the states in which we do business. We believe we are in substantial compliance with all relevant regulations and have not received notice of noncompliance which would have a material adverse affect upon the business. However, substantial noncompliance in a jurisdiction in which we operate could jeopardize our license to operate in that jurisdiction and/or subject us to fines.

Legal Proceedings

We may be held liable for the negligent acts or misconduct of our agents or employees performed while on duty and in the course and scope of their employment. We experience a significant volume of claims and litigation asserting that we are liable for damages as a result of the conduct of our employees or others. Individuals may bring personal injury lawsuits against us seeking substantial damages based on alleged negligence or other theories of liability in our provision of security services, including with respect to injuries not directly caused by, or within the control of, our security officers. Under principles of common law, we can generally be held liable for wrongful acts or omissions to act of our agents or employees during the course, and within the scope, of their agency or employment with us.

In addition, many of our customer contracts contain provisions whereby we are contractually obligated to defend, indemnify and hold harmless our clients. The provisions vary from indemnification for our own negligence and misconduct to providing indemnification for any claims related to our services regardless of our fault. In a limited number of situations, we may also be required to indemnify our customers in cases of their own contributory negligence.

We maintain self-insurance programs and insurance coverage for this general liability risk, which we believe adequately insures us. We also seek to mitigate this risk exposure through indemnification or liability limitations in our contracts, analysis of customer facilities and implementation of programs for employee screening, training, supervision and safety and anonymous reporting by our employees. We believe that we have established adequate reserves for litigation liabilities in our consolidated financial statements. From time to time, we are involved in arbitrations or legal proceedings that arise in the ordinary course of business. We cannot predict the timing or outcome of these claims and proceedings. Currently, we are not involved in any arbitration and/or legal proceeding that we expect to have a material effect on our business, financial condition or results of operations. Exposure to litigation is inherent in our ongoing business and may harm our business in the future.

Facilities

Our principal executive offices are located at 3606 Horizon Drive, King of Prussia, Pennsylvania 19406. Our principal real estate consists primarily of our executive offices and district offices, with additional smaller offices to handle recruiting and other administrative functions in some areas. A significant number of these facilities are held under long-term operating leases, while others are held under short-term or month-to-month leases. As of September 30, 2004, we maintained 60 district and satellite offices nationwide (excluding the FDOT). All of these are leased and none are owned. We believe that if we were unable to renew the lease on any of these facilities, we would be able to lease other suitable facilities on commercially reasonable terms. We do not believe that any individual facility or lease is material to our total assets or our business.

MANAGEMENT

Executive Officers and Managers of Allied Holdings

Allied Holdings is a Delaware limited liability company that became the sole member of SpectaGuard on August 2, 2004 in connection with the consummation of the Transactions. The business and affairs of Allied Holdings are managed by a Board of Managers which operates in a manner similar to the board of directors of a corporation. As of January 1, 2005, the Board of Managers consisted of six members, each of whom is referred to as a Manager.

Set forth below is information concerning Allied Holdings' executive officers and Managers as of January 1, 2005.

Name	Age	Position
Albert J. Berger	68	Chairman and Manager
William C. Whitmore, Jr.	52	President, Chief Executive Officer and Manager
Mark P. Desrosiers	47	Executive Vice President
Christopher E. Dunne	57	Senior Vice President, General Counsel and Secretary
William A. Torzolini	44	Senior Vice President, Chief Financial Officer and Treasurer
Ronald O. Perelman	62	Manager
Floyd I. Clarke	62	Manager
Donald G. Drapkin	56	Manager
Todd J. Slotkin	51	Manager

Albert J. Berger has served as Chairman and a Manager of Allied Holdings since its formation in August 2004. Mr. Berger has served as Chief Executive Officer of SpectaGuard from 1998 to February 2003, and Chairman of SpectaGuard since February 2003. Mr. Berger also served as a manager of SpectaGuard from February 2003 until August 2004. From 1994 through 1998, Mr. Berger redeveloped a hotel property and consulted with Gryphon Investors, Inc. and others in the security business. Mr. Berger served as Director, President and Vice Chairman of Pinkerton from 1990 to 1994 and as a Director of California Plant Protection from 1975 to 1987 and consultant and Director from the acquisition of Pinkerton by California Plant Protection (from American Brands) in 1988 until 1989. Mr. Berger served as President of HCC Industries from 1985 to 1987. From 1961 through 1985 Mr. Berger held various positions in the chemical industry and owned a specialty chemical business from 1965 through 1985.

William C. Whitmore, Jr. has served as President, Chief Executive Officer and a Manager of Allied Holdings since its formation in August 2004. Mr. Whitmore has served as President and, until his appointment as Chief Executive Officer in February 2003, Chief Operating Officer of SpectaGuard since 1990. Mr. Whitmore also served as a manager of SpectaGuard from February 2003 until August 2004. Mr. Whitmore is a member of the Private Sector Senior Advisory Committee for the Homeland Security Advisory Council. From 1983 until 1986, Mr. Whitmore served as Vice President of Allied, managing all aspects of operations, marketing and sales for commercial security services. From 1986 until 1990, Mr. Whitmore served as Executive Vice President of Allied, managing all company operations and support functions. Prior to joining us, Mr. Whitmore was employed in public sector law enforcement.

Mark P. Desrosiers has served as Allied Holdings' Executive Vice President since its formation in August 2004. Mr. Desrosiers has also served as Executive Vice President of SpectaGuard since 2000 and has served Allied since 1983 in various management and executive level positions, including Branch Manager, Regional Vice President and Senior Vice President. Mr. Desrosiers leads and manages our acquisition program and our human capital management support functions. Prior to joining Allied, Mr. Desrosiers was a Branch Manager for Mullins Protective Services of Arlington, Virginia from 1981 to 1983 and a retail investigative officer for Uni-State Investigations and Security Services of Syracuse, New York from 1979 to 1981. Mr. Desrosiers is a member of the American Society for Industrial Security and received his certification as a Private Security and Firearms Instructor from the Criminal Justice Services Commission of the Commonwealth of Virginia.

Christopher E. Dunne has served as Allied Holdings' Senior Vice President, General Counsel and Secretary since its formation in August 2004. Mr. Dunne has also served as Senior Vice President and General Counsel of SpectaGuard since June 2004. Prior to joining us, Mr. Dunne spent five years as a partner at the law firm of Wolf, Block, Schorr and Solis-Cohen LLP where he mainly served as outside counsel to multi-national, life sciences companies in the areas of business law, environmental law and employment and human resources law. Prior to that, Mr. Dunne was engaged in the private practice of law and served as Vice President and General Counsel of HGP Industries, Inc., a glass fabricating and equipment manufacturing company. Earlier in his career, Mr. Dunne was Legal Counsel to the Interstate and Foreign Commerce Committee of the United States House of Representatives.

William A. Torzolini has served as Allied Holdings' Senior Vice President, Chief Financial Officer and Treasurer since its formation in August 2004. Mr. Torzolini has also served as SpectaGuard's Chief Financial Officer since 2001. In his position, he oversees all of our accounting, finance and reporting, as well as management of our Information Systems department. From 2000 to 2001, Mr. Torzolini served as Senior Vice President and Chief Financial Officer of Crothall Services Group, a national hospital housekeeping, linen and plant maintenance outsourcing company. From 1998 to 2000, Mr. Torzolini served as Chief Financial Officer of ORBIT/FR, Inc., a supplier of sophisticated microwave test and measurement solutions for the satellite, automotive, wireless and aerospace industries. From 1990 to 1998, he was the Vice President and Chief Financial Officer of the Outpatient Division at Novacare, Inc., the country's second largest provider of healthcare rehabilitation services.

Ronald O. Perelman has served as a Manager of Allied Holdings since its formation in August 2004. Mr. Perelman served as a manager of SpectaGuard from February 2003 until August 2004. Mr. Perelman has been Chairman of the Board of Directors and Chief Executive Officer of Mafco Holdings Inc. and MacAndrews & Forbes Holdings Inc. (together with Mafco Holdings Inc., "MacAndrews & Forbes"), which are diversified holding companies, and various affiliates since 1980. Mr. Perelman also is Chairman of the Board of Revlon Consumer Products Corporation ("Revlon Products") and Revlon, Inc. ("Revlon"). Mr. Perelman served as Chairman of the Board of Directors of Panavision Inc. until September 2003 and thereafter began service as Co-Chairman. Mr. Perelman is a director of the following corporations which are required to file reports pursuant to the Exchange Act: M & F Worldwide Corp. ("M & F Worldwide"), Panavision Inc., Revlon Products, Revlon, REV Holdings LLC and Scientific Games Corporation.

Floyd I. Clarke has served as a Manager of Allied Holdings since its formation in August 2004. Mr. Clarke has been Vice President for Corporate Compliance at MacAndrews & Forbes Holdings Inc. since January 1994. Prior to that, Mr. Clarke served in various positions with the Federal Bureau of Investigation from 1964 to 1994, including: Special Agent in the Birmingham and Boston Field Offices; Supervisory Special Agent in the Identification Division; Assistant Special Agent in Charge of the Philadelphia Office; Special Agent in Charge of the Kansas City Office; Assistant Director of the Criminal Investigative Division; Executive Assistant Director – Administration; and Deputy Director. In July 1993, then President Clinton appointed Mr. Clarke as the Acting Director of the FBI, the position in which he served until September 1993. Mr. Clarke is also a member of the Board of Directors of LexisNexis Special Services Inc. and the FBI's Science and Technology Advisory Board.

Donald G. Drapkin has served as a Manager of Allied Holdings since its formation in August 2004. Mr. Drapkin served as a manager of SpectaGuard from February 2003 until August 2004. Mr. Drapkin has been a Director and Vice Chairman of MacAndrews & Forbes and various of its affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP for more than five years. Mr. Drapkin is also a director of the following corporations which are required to file reports pursuant to the Exchange Act: Anthracite Capital Inc., Nephros Inc., Playboy Enterprises, Inc., Revlon Products and SIGA Technologies, Inc.

Todd J. Slotkin has served as a Manager of Allied Holdings since its formation in August 2004. Mr. Slotkin served as a manager of SpectaGuard from February 2003 until August 2004. Mr. Slotkin has been Executive Vice President and Chief Financial Officer of MacAndrews & Forbes and various affiliates since 1999 and was Senior Vice President of MacAndrews & Forbes and various affiliates from 1992 to 1999. Mr. Slotkin has been Executive Vice President and Chief Financial Officer of M & F Worldwide since 1999. Prior to 1992, Mr. Slotkin was Senior Managing Director and Senior Credit Officer of Citicorp. Mr. Slotkin is also a member of the Board of Directors of Century Business Services Inc. and REV Holdings LLC, each of which are required to file reports pursuant to the Exchange Act.

Executive Officers and Directors of Co-Issuer

Co-Issuer is a Delaware corporation. The executive officers of Co-Issuer are: Mr. Whitmore, President and Chief Executive Officer; Mr. Dunne, Senior Vice President, General Counsel and Secretary; and Mr. Torzolini, Senior Vice President, Chief Financial Officer and Treasurer. The directors of Co-Issuer are Messrs. Whitmore, Dunne and Torzolini.

EXECUTIVE COMPENSATION

Summary Compensation Table

Pursuant to the Management Agreement (as described in "Certain Relationships and Related Party Transactions—Management Agreement"), SpectaGuard Holding provides us with certain advisory and management services, including the services of certain members of our senior management, as requested by us and approved by SpectaGuard Holding. We reimburse SpectaGuard Holding for all costs and expenses incurred in connection with its performance under the agreement, including cash compensation paid to certain members of our senior management as described below.

The following table sets forth information concerning total compensation paid to our Chairman and our three other executive officers who served us in the capacities listed below as of December 31, 2003 for services rendered in 2003. Amounts reported as cash compensation were paid to the listed individuals by SpectaGuard Holding, which amounts were reimbursed to SpectaGuard Holding by us pursuant to the Management Agreement. The Class C unit awards described below refer to awards to the listed individuals by us of our Class C units pursuant to Class C unit award agreements between the listed individual and us.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Stock Unit Awards(2)	All Other Compensation (3)
Albert J. Berger	2003	$362,524	$182,500	—	—	$300,000
Chairman

William C. Whitmore, Jr.	2003	$382,032	$200,000	—	—	$300,000
President and Chief Executive Officer

Mark P. Desrosiers	2003	$209,703	$107,500	—	—	$50,000
Executive Vice President

William A. Torzolini	2003	$220,000	$110,000	—	—	$150,000
Senior Vice President and Chief Financial Officer

(1)	The dollar value of perquisites and other personal benefits provided for the benefit of Messrs. Berger, Whitmore, Desrosiers and Torzolini during 2003 did not exceed the lesser of (i) $50,000 or (ii) 10% of the total annual salary and bonus reported for such individuals in 2003. There were no other amounts of compensation required to be reported as "Other Annual Compensation" by Item 402 of Regulation S-K of the Securities Act earned by Messrs. Berger, Whitmore, Desrosiers and Torzolini.

(2)	During 2003, 80,000 Class C units of SpectaGuard were granted to Messrs. Berger, Whitmore, Desrosiers and Torzolini as set forth below. On August 2, 2004, in connection with the consummation of the Transactions, the members of SpectaGuard contributed their Class A, Class B and Class C units, as applicable, of SpectaGuard to Allied Holdings in exchange for an identical number of Class A, Class B and C units, as applicable, of Allied Holdings. In addition, the holders of Class C units of SpectaGuard, including Messrs. Berger, Whitmore, Desrosiers and Torzolini executed Class C unit award agreements with Allied Holdings having identical terms and conditions as the award agreements governing the Class C units of SpectaGuard. The SpectaGuard award agreements were cancelled. The Class C units generally vest over a period of three and five years with respect to Mr. Berger and Messrs. Whitmore, Desrosiers and Torzolini, respectively, provided that such individual remains employed by SpectaGuard Holding and, provided further with respect to certain Class C units, that established performance goals are met

(which performance goals were met for 2003). The number of Class C units granted during 2003, the number of unvested Class C units held by Messrs. Berger, Whitmore, Desrosiers and Torzolini as of December 31, 2003 and the values of such unvested Class C units on such date were as follows:

Class C Unit Grants in Last Fiscal Year

	2003 Class C Units	Unvested Class C Units	Value of Class C Units
Albert J. Berger	20,000	13,334	—
William C. Whitmore, Jr.	40,000	32,000	—
Mark P. Desrosiers	10,000	8,000	—
William A. Torzolini	10,000	8,000	—

(3)	An affiliate of Gryphon SpectaGuard Partners, L.P. paid Messrs. Berger, Whitmore, Desrosiers and Torzolini discretionary sale bonuses of $300,000, $300,000, $50,000 and $150,000, respectively, in connection with the sale of Allied to Mafco in February 2003.

Employment Agreements and Related Matters

    Employment Agreement with Mr. Berger

SpectaGuard Holding is party to an employment agreement with Mr. Berger, dated as of February 19, 2003, as amended and restated on August 2, 2004, with a term expiring on February 19, 2006. Pursuant to this agreement, Mr. Berger will serve as a member of the Board of Directors of SpectaGuard Holding and as an employee of SpectaGuard Holding in an executive position mutually agreed upon by Mr. Berger and SpectaGuard Holding. Mr. Berger's base salary was $365,000 for the first year of the term of his agreement and is $250,000 for each year of the remainder of the term. Mr. Berger is also eligible to receive a performance based bonus for each fiscal year during the term of his employment agreement, with a target bonus of 50% of his base salary if certain objectives are achieved. In the event of certain qualifying terminations of his employment, Mr. Berger is entitled to receive certain severance payments and continued benefits including payment of his base salary for the remainder of the term of his employment agreement, the target bonus for the year of his termination of employment and vesting of his Allied Time Based Class C Units and Performance Based Class C Units (each as defined below) with respect to the year of termination only to the extent that applicable performance criteria are met. Mr. Berger is also entitled to receive a Special Payment (as described in "Certain Relationships and Related Party Transactions—Ownership by Mafco") of approximately $7.0 million (with a gross-up payment to the extent that the special payment is taxed at a rate higher than the highest federal capital gains rate) on the first to occur of (i) a public offering of the registrable securities of Allied and/or certain sales of assets or equity of Allied, (ii) expiration of the term of his employment agreement or (iii) certain qualifying terminations of his employment. Following a termination of his employment, Mr. Berger will also be subject to a noncompetition covenant relating to SpectaGuard Holding and Allied for a period that, in the case of a termination of employment for which Mr. Berger becomes eligible to receive severance, will be equal to the period in respect of which Mr. Berger is entitled to receive severance. Otherwise, the noncompetition covenant extends for the longer of the remainder of the originally scheduled term and two years from termination.

    Employment Agreement with Mr. Whitmore

SpectaGuard Holding is party to an employment agreement with Mr. Whitmore, dated as of February 19, 2003, as amended and restated on August 2, 2004, with a term expiring on February 19, 2008. Pursuant to this agreement, Mr. Whitmore will serve as a member of the Board of Directors of SpectaGuard Holding and the Chief Executive Officer and President of SpectaGuard Holding. Mr. Whitmore's base salary increases by 8% per year. His current annual base salary is $432,000. Mr. Whitmore is also eligible to receive a performance based bonus for each fiscal year during the term of his employment agreement, with a target bonus of 50% of his base salary if certain objectives are achieved. In the event of certain qualifying terminations of his employment, Mr. Whitmore is entitled to receive certain severance payments and continued benefits including payment of his base salary for the remainder of the term of his employment agreement, the target bonus for the year of his termination of employment and vesting of his Allied Time Based Class C Units and his Performance Based Class C Units with respect to the year of termination only to the extent that applicable performance criteria are met. Mr. Whitmore is also entitled to receive a Special Payment of approximately $4.3 million (with a gross-up payment to the extent that the special payment is taxed at a rate higher than the highest federal capital gains rate) on the first to occur of (i) a public offering of the registrable securities of Allied and/or certain sales of the assets of equity of Allied, (ii) expiration of the term of his employment agreement or (iii) certain qualifying terminations of employment. Following a termination of his employment, Mr. Whitmore will also be subject to a noncompetition covenant relating to SpectaGuard Holding and Allied for a period that, in the case of a termination of employment for which Mr. Whitmore becomes eligible to receive severance, will be equal to the period in respect of which Mr. Whitmore is entitled to receive severance. Otherwise, the noncompetition covenant extends for the longer of the remainder of the originally scheduled term and two years from termination.

    Additional Employment Agreements

In addition to the employment agreements with Messrs. Berger and Whitmore described above, SpectaGuard Holding is party to individual employment agreements with certain other members of senior management (including Messrs. Desrosiers, Dunne and Torzolini). Each of the employment agreements has an original term of three years (or two years in the case of Messrs. Dunne and Torzolini) that extends for an additional year unless proper notice of termination of the agreement is given. Each employment agreement provides that the executive will be entitled to receive certain severance payments and continued benefits in the event of certain qualifying terminations of his or her employment, including payment of the executive's base salary for the remainder of the term of his or her employment agreement (or twelve months, if longer), a pro rata bonus, only to the extent that applicable performance criteria are met, for the year of his or her termination of employment (provided that the termination occurs at least six months into the fiscal year) and continued health and welfare benefits during the severance period.

    Special Payment Plan

SpectaGuard Holding maintains a Special Payment Plan for certain members of senior management (other than Messrs. Berger and Whitmore), including Messrs. Desrosiers and Torzolini, pursuant to which each individual is entitled to receive a Special Payment (with a gross-up payment to the extent that the special payment is taxed at a rate higher than the highest federal capital gains rate) on the first to occur of (i) a public offering of the registrable securities of Allied and/or certain sales of assets or equity of Allied or (ii) February 19, 2006. An aggregate of approximately $0.56 million is scheduled to be paid to the members of senior management pursuant to the Special Payment Plan, including approximately $0.11 million and $0.08 million scheduled to be paid to Messrs. Desrosiers and Torzolini, respectively.

    Restricted Class C Unit Awards

On February 19, 2003, certain members of senior management, including Messrs. Berger, Desrosiers, Torzolini and Whitmore, were granted Class C units of SpectaGuard, subject to the vesting requirements described below. In addition, on June 1, 2004, Mr. Dunne was granted Class C units of SpectaGuard. On August 2, 2004, in connection with the consummation of the Transactions, the members of SpectaGuard contributed their Class A, Class B and Class C units, as applicable, of SpectaGuard to Allied Holdings in exchange for an identical number of Class A, Class B and C units, as applicable, of Allied Holdings. In addition, the holders of Class C units of SpectaGuard, including Messrs. Berger, Whitmore, Desrosiers, Dunne and Torzolini executed Class C unit award agreements with Allied Holdings having identical terms and conditions as the award agreements governing the

Class C units of SpectaGuard. The SpectaGuard award agreements were cancelled. The Class C units generally vest over a period of five years (or in the case of Mr. Berger, three years), provided that the individual remains employed by SpectaGuard Holding ("Time Based Class C Units") and, provided further with respect to certain Class C units, that established performance goals are met ("Performance Based Class C Units"). The Class C units may also vest upon certain sales of the equity or assets of Allied or upon certain qualifying terminations of employment.

    Sale Bonuses

Certain sale bonuses were paid to Messrs. Berger, Whitmore, Desrosiers and Torzolini in connection with the sale of Allied to Mafco in February 2003. See footnote 3 to "—Summary Compensation Table."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The business and affairs of Allied Holdings are managed by the Board of Managers. Pursuant to our Operating Agreement, SpectaGuard Holding, which is wholly-owned through Mafco Holdings Inc. by Ronald O. Perelman, a member of our Board of Managers, is entitled, subject to certain exceptions, to designate all six of the members of Allied Holdings' Board of Managers. All classes of membership interests of Allied Holdings, comprising Class A units, Class B units and Class C units, are non-voting.

On August 2, 2004, simultaneously with the consummation of the Transactions, the members of SpectaGuard became the members of Allied Holdings (and Allied Holdings became the sole member of SpectaGuard) through the contribution of their Class A, Class B and Class C units, as applicable, of SpectaGuard to Allied Holdings in exchange for an identical number of Class A, Class B and C units, as applicable, of Allied Holdings. The SpectaGuard Operating Agreement was terminated and the members of Allied Holdings entered into the Operating Agreement which contained provisions substantially similar to the SpectaGuard Operating Agreement.

The following table sets forth information with respect to the beneficial ownership of our Class A, Class B and Class C membership interests as of December 15, 2004 by each of our Managers, each of our executive officers and all of our executive officers and Managers as a group.

The amounts and percentages of membership interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be the beneficial owner of the same underlying securities as to which any such person has no economic interest.

Name	Amount and Nature of Beneficial Ownership	Percentage of Total Class A, Class B and Class C Units (1)
Ronald O. Perelman	752,954 (Class A units) (2)	68.5%
Albert J. Berger	2,033 (Class A units) 46,097 (Class B units) 20,000 (Class C units) (3)	6.2%
William C. Whitmore, Jr.	2,722 (Class A units) 27,894 (Class B units) 40,000 (Class C units) (3)	6.4%
Mark P. Desrosiers	105 (Class A units) 751 (Class B units) 10,000 (Class C units) (3)	*
Christopher E. Dunne	7,500 (Class C units) (3)	*
William A. Torzolini	73 (Class A units) 524 (Class B units) 10,000 (Class C units) (3)	*
Floyd I. Clarke	—	—
Donald G. Drapkin	67,970 (Class A units)	6.2%
Todd J. Slotkin	—	—
All Managers and Executive Officers as a Group (9 persons)	825,857 (Class A units) (4) 75,266 (Class B units) 87,500 (Class C units) (3)	90.0%

*	Indicates beneficial ownership of less than 1%.

(1)	As of December 15, 2004, there were 890,985, 77,627 and 130,250 Class A, Class B and Class C units outstanding, respectively. Of the Class C units outstanding as of such date, 29,916 had vested and 100,334 remained unvested. All Class A, Class B and Class C units are non-voting.

(2)	Mr. Perelman, through Mafco Holdings Inc., the sole stockholder of SpectaGuard Holding, beneficially owns 752,954 Class A units. Of these Class A units, 739,175 Class A units are held by SpectaGuard Holding and 13,779 Class A units are held by SpectaGuard Holding Two Corporation, a Delaware corporation wholly-owned by SpectaGuard Holding. These Class A units are currently, and may from time to time be, pledged to secure obligations of Mafco Holdings Inc. or its affiliates. A default under these obligations could cause a foreclosure with respect to such pledged units.

(3)	The Class C units generally vest over a period of three and five years with respect to Mr. Berger and Messrs. Whitmore, Desrosiers, Dunne and Torzolini, respectively, provided that such individual remains employed by SpectaGuard Holding and, provided further with respect to certain Class C units, that established performance goals are met. As of December 15, 2004, 6,666, 8,000, 2,000, 0 and 2,000 of the Class C units held by Messrs. Berger, Whitmore, Desrosiers, Dunne and Torzolini, respectively, had vested.

(4)	Includes the 752,954 Class A units which are beneficially owned by Mr. Perelman through SpectaGuard Holding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions Related to the Formation of Allied Holdings

On August 2, 2004, simultaneously with the consummation of the Transactions, the members of SpectaGuard became the members of Allied Holdings (and Allied Holdings became the sole member of SpectaGuard) through the contribution of their Class A, Class B and Class C units, as applicable, of SpectaGuard to Allied Holdings in exchange for an identical number of Class A, Class B and C units, as applicable, of Allied Holdings. The SpectaGuard Operating Agreement was terminated and the members of Allied Holdings entered into the Operating Agreement, which contained provisions substantially similar to the SpectaGuard Operating Agreement.

Ownership by Mafco

For a discussion of the February 2003 acquisition of Allied by Mafco, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisition by Mafco."

In connection with the acquisition of Allied by Mafco in February 2003, approximately $4.5 million of the aggregate purchase price was paid to Mr. Berger, representing aggregate consideration in exchange for certain pre-acquisition common and preferred interests of SpectaGuard held by Mr. Berger, less approximately $0.3 million that was used to repay in full amounts owed, pre-acquisition, by Mr. Berger to SpectaGuard under a note dated March 1, 2000. In connection with the payment of a portion of the aggregate purchase price to certain members of management in exchange for certain common and preferred interests of the pre-acquisition company held by such persons, approximately $0.08 million, $2.3 million and $0.03 million was paid to Messrs. Desrosiers, Whitmore and Torzolini, respectively.

In addition, in connection with the February 2003 acquisition of Allied by Mafco, members of senior management of SpectaGuard forfeited their vested options to purchase pre-acquisition interests in SpectaGuard in exchange for a future cash payment. SpectaGuard Holding is obligated to make these future payments to these members of senior management (with respect to each member of senior management, a "Special Payment") in an aggregate amount of approximately $11.9 million (with gross-up payments to the extent that the Special Payments are taxed at a rate higher than the highest federal capital gains rate). Under the Management Agreement described below, cash amounts paid by SpectaGuard Holding with respect to these Special Payments will be reimbursed by us to SpectaGuard Holding.

Additional Contributions

On April 29, 2003, in connection with the May 2, 2003 amendment and restatement of the Refinanced Credit Facility, additional Class A units of SpectaGuard were issued for cash contributions in an aggregate amount of $10.0 million, comprising approximately $4.5 million from SpectaGuard Holding and approximately $5.1 million from certain executives of Mafco who were members of SpectaGuard, $0.2 million from OCM and $0.2 million from certain members of senior management (including approximately $0.16 million from Mr. Whitmore).

On December 19, 2003, in connection with our acquisition of PSB, additional Class A units of SpectaGuard were issued for cash contributions in an aggregate amount of $7.5 million, comprising approximately $3.2 million from SpectaGuard Holding and approximately $3.4 million from certain executives of Mafco who were members of SpectaGuard, $0.2 million from OCM, $0.1 million from Blackstone and $0.6 million from certain members of senior management (including approximately $0.3 million and $0.2 million from Messrs. Berger and Whitmore, respectively).

Operating Agreement

The following is a description of certain terms our Operating Agreement, dated as of August 2, 2004.

Manager Designation Rights

The business and affairs of Allied Holdings are managed by the Board of Managers. Under our Operating Agreement, SpectaGuard Holding is entitled to designate and remove, with or without cause, all six of the members of the Board of Managers, except that SpectaGuard Holding must designate (i) Mr. Berger as a Manager until the earlier of Mr. Berger ceasing to be a member of Allied Holdings or ceasing to be employed by SpectaGuard Holding and (ii) Mr. Whitmore as a Manager until the earlier of Mr. Whitmore ceasing to be a member of Allied Holdings or ceasing to be employed by SpectaGuard Holding.

Registration Rights

In the event that Allied Holdings' Board of Managers determines to reorganize Allied Holdings into a corporation for purposes of commencing an initial public offering or for some other reason (such surviving corporation is referred to as the "Company Offeror") and the Company Offeror, subject to certain exceptions, proposes to register under the Securities Act an offering of any class of its equity securities or offer any capital securities for sale pursuant to an effective shelf registration statement, then each of our members will have the right, with respect to its Registrable Securities (as defined in our Operating Agreement) of the Company Offeror, to require the Company Offeror to use its reasonable best efforts as described in our Operating Agreement to cause the managing underwriters of the proposed underwritten offering to permit such Registrable Securities to be included in the proposed offering. Such registration rights are subject, among other things, to certain rights in favor of the Company Offeror to reduce, or eliminate entirely, the number of Registrable Securities registered in the offering in certain circumstances. The Company Offeror is responsible for expenses (other than underwriting discounts and transfer fees) in connection with the registration of the Registrable Securities as provided for in our Operating Agreement.

Put Option of Mr. Berger

Subject to certain exceptions, Mr. Berger has the right to cause Allied Holdings to purchase all, but not less than all, of his outstanding Class B units at any time during the period February 19, 2006 to May 17, 2006, in accordance with a specified calculation (based on Allied Holdings' operating results and financial condition at such time) as set forth in our Operating Agreement. If Mr. Berger exercises this option, the price that he receives for his units will be reduced by the amount of any Special Payment he receives under the terms of his employment agreement with SpectaGuard Holding.

Indemnification

In the absence of fraud, willful misconduct, bad faith or gross negligence, (i) no covered person (including Allied Holdings' Managers, members and officers) will be liable to Allied Holdings or any other person for acts or omissions relating to Allied Holdings, its business or our Operating Agreement and related documents and transactions, taken or omitted to be taken in good faith by such covered person in the reasonable belief that such act or omission was in or not opposed to the best interests of Allied Holdings and (ii) to the fullest extent permitted by law, Allied Holdings has agreed to indemnify and hold harmless each covered person from and against certain claims relating to Allied Holdings or its affairs. Expenses incurred by a covered person investigating or defending a claim shall be paid in advance by Allied Holdings upon receipt of an undertaking as provided for in our Operating Agreement.

Management Agreement

Pursuant to an Amended and Restated Management Agreement by and between SpectaGuard and SpectaGuard Holding, dated as of August 2, 2004 (the "Management Agreement"), SpectaGuard Holding provides us with certain advisory and management services, including the services of certain members of our senior management (including Messrs. Berger, Desrosiers, Dunne, Torzolini and

Whitmore), as requested by us and approved by SpectaGuard Holding. The Management Agreement provides that we will reimburse SpectaGuard Holding for all costs and expenses incurred in connection with its performance under the agreement, including amounts paid by SpectaGuard Holding with respect to Special Payments by SpectaGuard Holding to members of senior management. The agreement also provides that we indemnify and hold harmless SpectaGuard Holding and related parties for matters arising out of the Management Agreement.

Contract Security Services

Since the end of fiscal 2003, we have provided contract security officer services to Revlon and its subsidiaries. For fiscal 2003 and the first nine months of fiscal 2004, we received aggregate payments from Revlon for such services of $0.02 million and $0.7 million, respectively.

Since the middle of fiscal 2003, we have provided contract security officer services to Panavision Inc. and its subsidiaries. For fiscal 2003 and the first nine months of fiscal 2004, we received aggregate payments from Panavision Inc. for such services of $0.05 million and $0.1 million, respectively.

Since the end of fiscal 2003, we have provided contract security officer services to M & F Worldwide and its subsidiaries. For fiscal 2003 and the first nine months of fiscal 2004, we received aggregate payments from M & F Worldwide for such services of less than $0.01 million and $0.2 million, respectively.

Mafco is the controlling stockholder of each of Revlon and Panavision Inc. and beneficially owns approximately 38.5% of the outstanding common stock of M & F Worldwide. The rates charged for these services were competitive with industry rates for similarly situated security firms.

DESCRIPTION OF OTHER INDEBTEDNESS

New Senior Secured Credit Facility

Simultaneously with the closing of the Barton Acquisition, we entered into a new senior secured credit facility with Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of Lenders arranged by Bear, Stearns & Co. Inc. We used initial borrowings under our new senior secured credit facility, together with the net proceeds from the offering of the notes, to finance the Barton Acquisition, to repay substantially all of Allied's then existing indebtedness and to pay related fees, expenses and prepayment premiums. See "The Transactions—Sources and Uses of Funds."

Loans

Allied Holdings' new senior secured credit facility provides for commitments by the Lenders for original term loans of $210.0 million and $50.0 million in revolving loans. $210.0 million of term loans and none of the revolving loans was drawn down at closing.

Interest and Fees

Allied Holdings may choose Eurodollar rate loans or base rate loans pricing and may elect interest periods of one, two, three or six months for Eurodollar borrowings. Each Eurodollar rate loan bears interest at a rate per annum equal to the eurodollar rate for such day plus 4.5% if it is a revolving loan and 4.25% if it is a term loan. Each base rate loan bears interest at a rate per annum equal to the base rate plus 3.5% if it is a revolving loan and 3.25% if it is a term loan. Upon a payment default, interest will accrue at 2.0% over the applicable margin for both the eurodollar and base rate loans and the overdue amounts will accrue interest at 2.0% over the applicable margin for base rate loans. Allied Holdings must pay a commitment fee of 0.75% on the unused portion of its revolver commitments. The interest rates and commitment fee may decrease in the future based on Allied Holding's historical leverage ratios.

Guarantees

Allied Holdings' obligations under the senior secured credit facility are guaranteed by each of Allied Holdings' domestic subsidiaries, including SpectaGuard Acquisition LLC, Allied Security Finance Corp., Effective Management Services LLC, Allied Security LLC, Allied Security LP, Professional Security Bureau LLC and Barton Protective Services LLC, under the Guarantee and Collateral Agreement.

Security

Allied Holdings' obligations under the senior secured credit facility and the obligations of Allied Holdings' subsidiary guarantors under the Guarantee and Collateral Agreement are secured by a first priority lien on substantially all of Allied Holdings', and each subsidiary guarantor's, present and future tangible and intangible assets, including, without limitation, all goods, payment receivables, deposit accounts, general intangibles, intellectual property and all of the equity interests of each of the subsidiary guarantors and 66% of the equity interests in each of Allied Holdings', or any subsidiary guarantor's, foreign subsidiaries. Such obligations are also secured by a pledge of the Allied Holdings membership interests owned by SpectaGuard Holding.

Maturity

The revolving commitments terminate and all outstanding revolving loans are required to be repaid on the fifth anniversary of the closing date. The term loans are repayable in 24 consecutive quarterly installments.

Prepayments

Allied Holdings is permitted to make voluntary prepayments, as long as it gives the Administrative Agent notice. With certain exceptions, Allied Holdings is required to make mandatory prepayments on the term loans in certain circumstances. The proceeds from such mandatory prepayments are applied to the term loans in reverse order of maturity and may not be reborrowed.

Covenants

The senior secured credit facility contains affirmative and negative covenants including (i) the payment of all material obligations; (ii) the maintenance of organizational existences, including, but not limited to, maintaining Allied Holdings' property and insurance; (iii) compliance with all material contractual obligations and requirements of law; (iv) subject to customary exceptions, limitations on the incurrence of indebtedness, which permit only certain limited indebtedness; (v) subject to customary exceptions, limitations on creation and existence of liens; (vi) limitations on certain fundamental changes to Allied Holdings' corporate structure and nature of its business, including mergers; (vii) subject to customary exceptions, limitations on asset sales; (viii) limitations on restricted payments; (ix) limitations on capital expenditures; (x) subject to customary exceptions, limitations on any investments, provided that certain "permitted acquisitions" are allowed; (xi) limitations on optional prepayments and modifications of certain debt instruments; (xii) subject to customary exceptions, limitations on transactions with affiliates; (xiii) limitations on entering into certain swap agreements; (xiv) limitations on any material changes in Allied Holdings' equity structure or the equity structure of any of Allied Holdings' subsidiaries; (xv) limitations on negative pledge clauses or clauses restricting subsidiary distributions; (xvi) limitations on sale-leaseback transactions; and (xvii) limitations on changes to Allied Holdings' fiscal year.

In addition, we must give notice to the Administrative Agent and the Lenders of defaults and other material events, make any new wholly-owned domestic subsidiary a subsidiary guarantor and pledge after-acquired property as collateral to secure Allied Holdings' obligations under the senior secured credit facility, and Allied Holdings' subsidiary-guarantors' obligations under the Guarantee and Collateral Agreement.

Financial Covenants

The senior secured credit facility contains financial covenants requiring Allied Holdings to maintain a maximum senior consolidated debt ratio as at the last day of any period of four consecutive fiscal quarters ending with any fiscal quarter during the periods set forth below of not more than the ratio set forth below:

Period	Consolidated Senior Debt Ratio
July 1, 2004 through March 31, 2005	3.00 to 1
April 1, 2005 through December 31, 2005	2.75 to 1
January 1, 2006 through June 30, 2006	2.50 to 1
July 1, 2006 through June 30, 2007	2.25 to 1
July 1, 2007 and thereafter	2.00 to 1

Allied Holdings is also required to maintain a maximum total consolidated leverage ratio as at the last day of any period of four consecutive fiscal quarters ending with any fiscal quarter during the periods set forth below of not more than the ratio set forth below:

Period	Consolidated Leverage Ratio
October 1, 2004 through March 31, 2005	5.50 to 1
April 1, 2005 through September 30, 2005	5.25 to 1
October 1, 2005 through December 31, 2005	5.00 to 1
January 1, 2006 through June 30, 2006	4.75 to 1
July 1, 2006 through September 30, 2006	4.50 to 1
October 1, 2006 through March 31, 2007	4.25 to 1
April 1, 2007 through June 30, 2007	4.00 to 1
July 1, 2007 through September 30, 2007	3.75 to 1
October 1, 2007 through March 31, 2008	3.50 to 1
April 1, 2008 through September 30, 2008	3.25 to 1
October 1, 2008 and thereafter	3.00 to 1

Further, the senior secured credit facility requires Allied Holdings to maintain a minimum consolidated interest coverage ratio as at the last day of any period of four consecutive fiscal quarters ending with any fiscal quarter during the periods set forth below of not less than the ratio set forth below:

Period	Consolidated Interest Coverage Ratio
January 1, 2005 through June 30, 2005	1.85 to 1
July 1, 2005 through September 30, 2006	2.00 to 1
October 1, 2006 through June 30, 2007	2.10 to 1
July 1, 2007 through June 30, 2008	2.25 to 1
July 1, 2008 through June 30, 2009	2.50 to 1
July 1, 2009 through June 30, 2010	2.75 to 1
July 1, 2010 through December 31, 2010	3.00 to 1

Events of Default

The senior secured credit facility contains events of default including: (i) non-payment of principal, interest or fees; (ii) breaches of representations or warranties; (iii) violations of affirmative or negative covenants; (iv) cross-defaults with certain other indebtedness; (v) bankruptcy or insolvency; (vi) noncompliance with certain ERISA provisions; (vii) certain judgments or decrees against Allied Holdings and its subsidiaries; (viii) failure of the lien on the collateral to be enforceable; (ix) failure of the Guarantee and Collateral Agreement to be in full force and effect; (x) change of control of our ownership; and (xi) failure of the subordination provisions in the notes to be in full force and effect.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions, we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term expiration date means 5:00 p.m., New York City time, February 14, 2005. We may, however, in our sole discretion, extend the period of time during which the exchange offer is open. In the event of any such extension, the term expiration date means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $180.0 million principal amount of old notes are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes that we know of.

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "—Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent's message in lieu of such letter of transmittal, to The Bank of New York, as exchange agent, at the address set forth below under "Exchange Agent" on or prior to the expiration date. In addition, either:

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes, if such procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described on page 85 must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent's message in lieu of such letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

•	for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our or their sole discretion, duly executed by the holders with the signature thereon guaranteed by an Eligible Institution.

We (or the exchange agent on our behalf) in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer), except that we will not waive any condition of the exchange offer with respect to an individual holder unless we waive that condition with respect to all holders. Our or the exchange agent's interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering old notes, you represent that, among other things:

•	you are not our affiliate or a broker-dealer that acquired the old notes directly from Escrow Corp.;

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder; and

•	neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the old notes or the new notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent that the holder is not engaged in or does not intend to engage in a distribution of the old notes or the new notes.

If you engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of the old notes or the new notes to be acquired pursuant to the exchange offer, you or any such other person:

•	could not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution." The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuances of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC) promptly after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, and the procedure for book-entry transfer cannot be completed prior to the expiration or termination or the exchange offer, a tender may be effected if:

•	prior to the expiration date, the exchange agent received from an Eligible Institution a notice of guaranteed delivery, substantially in the form the Issuers provide (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth your name and address, the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such Eligible Institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under "Exchange Agent." This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn (including the principal amount of such old notes); and

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to the expiration date of the exchange offer (or, with respect to governmental or regulatory approvals, prior to the acceptance of such old notes):

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our or any guarantor's ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

The Bank of New York, Exchange Agent

The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street - 7 East
New York, NY 10286
Attn: Mrs. Carolle Montreuil

For Information Call:

(212) 815-5920

For Facsimile Transmission:

(212) 298-1915

Confirm by Telephone:

(212) 815-5920

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The principal solicitation is being made by mail by The Bank of New York, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitations may be made by telephone, facsimile or in person by us and our affiliates' officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in its accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

We will pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your old notes. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

Under existing interpretations of the Securities Act by the SEC's staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of new notes, as set forth below. However, any purchaser of new notes who intends to participate in the exchange offer for the purpose of distributing the new notes:

•	will not be able to rely on the interpretation of the SEC's staff;

•	will not be able to tender its old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless such sale or transfer is made pursuant to an exemption from such requirements. See "Plan of Distribution."

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC's staff would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

DESCRIPTION OF NOTES

The terms of the new notes we are issuing in this exchange offer and the old notes that are outstanding are identical in all material respects, except:

•	the new notes will have been registered under the Securities Act;

•	the new notes will not contain transfer restrictions and registration rights that relate to the old notes; and

•	the new notes will not contain provisions relating to the payment of liquidated damages to be made to the holders of the old notes under certain circumstances related to the timing of the exchange offer.

You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." The term "Allied Holdings" refers only to Allied Security Holdings LLC and not to any of its subsidiaries and the word "Allied" refers only to SpectaGuard Acquisition LLC and not to any of its subsidiaries. The term "Issuers" refers only to Allied Security Holdings LLC and Allied Security Finance Corp.

The Issuers will issue the new notes under an indenture between themselves and The Bank of New York, as trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The old notes were originally issued by Escrow Corp. In connection with the Barton Acquisition, the Issuers assumed the obligations of Escrow Corp. under the old notes and the related indenture on August 2, 2004.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are included as exhibits to the Exchange Registration Offer Statement of which this prospectus forms a part. Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes are:

•	general unsecured obligations of the Issuers;

•	subordinated in right of payment to all existing and future Senior Debt of the Issuers;

•	pari passu in right of payment with any future senior subordinated Indebtedness of the Issuers; and

•	unconditionally guaranteed by the Guarantors on a senior subordinated basis.

The Note Guarantees

The notes are guaranteed by each of Allied Holdings' current and future Domestic Subsidiaries that guarantee the Credit Agreement.

Each guarantee of the notes is:

•	a general unsecured obligation of that Guarantor;

•	subordinated in right of payment to all existing and future Senior Debt of that Guarantor; and

•	pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.

As of September 30, 2004, the Issuers and the Guarantors had total Senior Debt of approximately $220.0 million (primarily consisting of borrowings under our new credit facility). As indicated above and as discussed in detail below under the caption "—Subordination," payments on the notes and under the guarantees will be subordinated to the payment of Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.

Not all of our Subsidiaries guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated less than 1% of our consolidated revenues in the twelve-month period ended September 30, 2004 and held less than 1% of our consolidated assets as of September 30, 2004.

As of the date of the indenture and the date hereof, all of our Subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries are not subject to the restrictive covenants in the indenture. Our Unrestricted Subsidiaries do not guarantee the notes.

Allied Security Finance Corp.

Allied Security Finance Corp. is a wholly-owned subsidiary of Allied incorporated in Delaware for the purpose of serving as a co-issuer of the notes, in order to facilitate the offering of the notes. Allied Security Finance Corp. does not, and will not, have any operations or assets or any revenues. Additionally, Allied Security Finance Corp. may be dissolved in the event of a future conversion of Allied Holdings into a corporation. As a result, holders of the notes should not expect Allied Security Finance Corp. to participate in servicing the interest and principal obligations on the notes. See "—Certain Covenants—Restrictions on Activities of Allied Security Finance Corp."

Escrow Corp.

The old notes were originally issued by Escrow Corp. In connection with the consummation of the Barton Acquisition on August 2, 2004, the Issuers assumed the obligations of Escrow Corp. under the old notes and the related indenture and Escrow Corp. merged with and into Allied Holdings.

Principal, Maturity and Interest

Escrow Corp. issued $180.0 million in aggregate principal amount of old notes on July 14, 2004. The Issuers may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Escrow Corp. issued the old notes, and the Issuers will issue the new notes, in denominations of $1,000 and integral multiples of $1,000. The notes will mature on July 15, 2011.

Interest on the notes accrues at the rate of 11.375% per annum and is payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2005. The Issuers will make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee is initially acting as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the notes, and Allied Holdings or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption.

Note Guarantees

The notes are guaranteed by each of Allied Holdings' current and future Domestic Subsidiaries that guarantee the Credit Agreement. These Note Guarantees are joint and several obligations of the Guarantors. Each Note Guarantee is subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Federal and state fraudulent transfer laws permit a court to void or subordinate the notes and the guarantees, and if that occurs, you may not receive any payments on the notes."

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuers or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement (unless all material obligations under that agreement have been performed) pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be automatically released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Allied Holdings or a Restricted Subsidiary of Allied Holdings, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Allied Holdings or a Restricted Subsidiary of Allied Holdings, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

(3)	if Allied Holdings designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge;" or

(5)	if the Issuers shall have mailed a notice of redemption for all outstanding notes and the Issuers have satisfied the conditions to covenant defeasance as provided below under the captions "—Legal Defeasance and Covenant Defeasance."

See "—Repurchase at the Option of Holders—Asset Sales."

Subordination

The payment of principal, interest and premium and Liquidated Damages and other amounts, if any, on or in respect of the notes is subordinated to the prior payment in full in cash of all Senior Debt of the Issuers, including Senior Debt incurred after the date of the indenture.

The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest, fees, expense reimbursements, indemnities and other Obligations in respect of Senior Debt accruing or incurred after the commencement of any Bankruptcy or Insolvency Proceeding (as defined below) at the rate or on the amount specified in the applicable Senior Debt, in each case, whether or not a claim therefor is allowed, allowable or enforceable in such Bankruptcy or Insolvency Proceeding) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge"), in the event of any distribution to creditors of the Issuers:

(1)	in a liquidation or dissolution of the Issuers;

(2)	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuers or their property;

(3)	in an assignment for the benefit of creditors; or

(4)	in any marshaling of the Issuers' assets and liabilities (each such event referred to in clauses (1) through (4) above, a "Bankruptcy or Insolvency Proceeding").

The Issuers also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge") if:

(1)	a payment default on Designated Senior Debt occurs and is continuing; or

(2)	any other default occurs and is continuing on any Designated Senior Debt that permits holders of that Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from the Issuers or the holders of any Designated Senior Debt (or any representative therefor).

Payments on the notes may and will be resumed:

(1)	in the case of a payment default, upon the date on which such default is cured or waived; and

(2)	in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge") when the payment is prohibited by these subordination provisions, the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the written request of the holders of Senior Debt or their representative, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their representative.

The Issuers must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuers, holders of notes may recover less ratably than creditors of the Issuers who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of the Issuers. See "Risk Factors—Your right to receive payments on the notes is junior to our other indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors' indebtedness and possibly to all their future borrowings."

Optional Redemption

At any time prior to July 15, 2007, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 111.375% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by Allied Holdings and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of any such Equity Offering.

We shall be entitled to redeem the notes at our option at any time or from time to time prior to July 15, 2008, as a whole or in part, at a redemption price per note equal to the sum of (1) the then outstanding principal amount thereof, plus (2) accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, plus (3) the Applicable Premium.

On or after July 15, 2008, the Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.688%
2009	102.844%
2010 and thereafter	100.000%

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 45 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount in cash equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any.

Prior to complying with any of the provisions of this "Change of Control" covenant, but in any event within 90 days following a Change of Control, the Issuers will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Allied Holdings and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Allied Holdings and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Allied Holdings (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by Allied Holdings or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Allied Holdings' most recent consolidated balance sheet, of Allied Holdings or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a novation agreement that releases Allied Holdings or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by Allied Holdings or any such Restricted Subsidiary from such transferee that are converted by Allied Holdings or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, within 90 days following the closing of the Asset Sale; and

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuers (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)	to repay Senior Debt;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Person engaged in a Permitted Business is or becomes a Restricted Subsidiary of Allied Holdings;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business;

provided that the requirements of clauses (2) through (4) above shall be deemed to be satisfied if an agreement committing to make the acquisitions or expenditures referred to therein is entered into by Allied Holdings or its Restricted Subsidiary within 365 days after the receipt of such Net Proceeds and such Net Proceeds are applied thereafter in accordance with such agreement within 545 days after the receipt of such Net Proceeds.

Pending the final application of any Net Proceeds, Allied Holdings may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess

Proceeds exceeds $5.0 million, within 30 days thereof, the Issuers will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Allied Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement prohibits the Issuers from purchasing any notes, and also provides that certain change of control or asset sale events with respect to the Issuers would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Issuers become a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Issuers are prohibited from purchasing notes, the Issuers could seek the consent of their senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such a consent or repay such borrowings, the Issuers will remain prohibited from purchasing notes. In such case, the Issuers' failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. Another note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Allied Holdings' or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Allied Holdings or any of its Restricted Subsidiaries) or to the direct or indirect holders of Allied Holdings' or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Allied Holdings and other than dividends or distributions payable to Allied Holdings or a Restricted Subsidiary of Allied Holdings);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Allied Holdings) any Equity Interests of Allied Holdings or any direct or indirect parent of Allied Holdings;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Allied Holdings or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Allied Holdings and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	Allied Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Allied Holdings and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2) through (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Allied Holdings for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Allied Holdings' most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds received by Allied Holdings since the date of the indenture as a capital contribution (other than Disqualified Stock) (which shall not be deemed to include any net cash proceeds received in connection with any contribution designated at the time it is made as a restricted contribution (a "Restricted Contribution")), or from the issue or sale of Equity Interests of Allied Holdings (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of Allied Holdings that have been converted into or exchanged for such Equity Interests (other than Equity Interests sold to a Subsidiary of Allied Holdings); plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i)

the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)	to the extent that any Unrestricted Subsidiary of Allied Holdings designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of Allied Holdings' Investment in such Subsidiary as of the date of such redesignation; plus

(e)	50% of any dividends received by Allied Holdings or a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Allied Holdings, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Allied Holdings for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Allied Holdings) of, Equity Interests of Allied Holdings (other than Disqualified Stock) or from a substantially concurrent capital contribution (other than Disqualified Stock) to Allied Holdings; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Allied Holdings or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Allied Holdings to the holders of its Equity Interests on a pro rata basis;

(5)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Allied Holdings or any Restricted Subsidiary of Allied Holdings held by any current or former officer, director, consultant or employee of Allied Holdings or any of its Restricted Subsidiaries or their estates or beneficiaries of their estates pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.5 million in any twelve-month period; provided, however, that amounts available pursuant to this clause (5) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in any subsequent twelve-month period, up to a maximum of $3.0 million in any twelve-month period;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Allied Holdings or any Restricted Subsidiary of Allied Holdings issued on or after the date of the indenture in accordance with the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;"

(8)	so long as Allied Holdings is treated for income tax purposes as a disregarded entity or a partnership, distributions to equity holders or partners of Allied Holdings in an amount not to exceed the Tax Amount for such period; provided that a distribution of the Tax Amount shall be made no earlier than 10 days prior to the due date of the tax payable by equityholders or partners of Allied Holdings to which such Tax Amount relates;

(9)	the purchase by Allied Holdings of fractional shares upon conversion of any securities of Allied Holdings into Equity Interests of Allied Holdings;

(10)	upon the occurrence of a Change of Control and after the completion of the offer to repurchase of the notes as described above under "—Repurchase at the Option of Holders—Change of Control" (including the purchase of all notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Indebtedness that is contractually subordinated to the notes or any Note Guarantee required under the terms of such Indebtedness as a result of such Change of Control;

(11)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Existing Notes;

(12)	so long as no Default has occurred and is continuing or would result from such transaction, (x) amounts paid or property transferred pursuant to the Permitted Transactions (other than Special Payments), (y) Special Payments in an aggregate amount since the date of the indenture not to exceed $5.0 million and (z) dividends or distributions, redemptions of Capital Stock and other Restricted Payments in an aggregate amount not to exceed the sum of all Restricted Contributions, provided that, in the case of clause (z), on the date of such dividend, distribution, redemption of Capital Stock or other Restricted Payment Allied Holdings must be able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(13)	so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $7.5 million since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Allied Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by an officer of Allied Holdings if the Fair Market Value is less than $5.0 million and, if the Fair Market Value is $5.0 million or more, by the Board of Directors of Allied Holdings, whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and Allied Holdings will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Allied Holdings may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Allied Holdings' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least (a) 2.0 to 1, if the date of such incurrence or issuance is prior to December 31, 2006, or (b) 2.25 to 1, if the date of such incurrence or issuance is on or after December 31, 2006, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)	the incurrence by Allied Holdings and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Allied Holdings and its Restricted Subsidiaries thereunder) not to exceed $260.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Allied Holdings or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(2)	the incurrence by Allied Holdings and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Allied Holdings and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees issued on the date of the indenture and the new notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by Allied Holdings or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Allied Holdings or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding;

(5)	the incurrence by Allied Holdings or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (11) or (13) of this paragraph;

(6)	the incurrence by Allied Holdings or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Allied Holdings and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Allied Holdings or any Guarantor is the obligor on such Indebtedness and the payee is not Allied Holdings or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Allied Holdings, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Allied Holdings or a Restricted Subsidiary of Allied Holdings and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Allied Holdings or a Restricted Subsidiary of Allied Holdings,

will be deemed, in each case, to constitute an incurrence of such Indebtedness by Allied Holdings or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of Allied Holdings' Restricted Subsidiaries to Allied Holdings or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Allied Holdings or a Restricted Subsidiary of Allied Holdings; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either Allied Holdings or a Restricted Subsidiary of Allied Holdings,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by Allied Holdings or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by Allied Holdings or any of the Guarantors of Indebtedness of Allied Holdings or a Restricted Subsidiary of Allied Holdings that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by Allied Holdings or any of its Restricted Subsidiaries of Indebtedness in respect of workers compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

(11)	the incurrence by Allied Holdings or any of the Guarantors of Indebtedness arising from Insurance Premium Financings in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (11), not to exceed $20.0 million;

(12)	the incurrence by Allied Holdings or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(13)	the incurrence by Allied Holdings of additional Indebtedness or Disqualified Stock or any Guarantor of additional Indebtedness or preferred stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $25.0 million.

For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Allied Holdings will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes were first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Allied Holdings as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Allied Holdings or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

No Layering of Debt

The Issuers will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of the Issuers and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in right of payment to such Guarantor's Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

Limitation on Sale and Leaseback Transactions

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Allied Holdings or any Guarantor may enter into a sale and leaseback transaction if:

(1)	Allied Holdings or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described below under the caption "—Liens;"

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and Allied Holdings applies the proceeds of such transaction in compliance with, the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

Liens

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness, Attributable Debt or trade payables upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Allied Holdings or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Allied Holdings or any of its Restricted Subsidiaries;

(2)	make loans or advances to Allied Holdings or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to Allied Holdings or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	the Credit Agreement;

(2)	agreements as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture, as reasonably determined by Allied Holdings or such Restricted Subsidiary;

(3)	the indenture, the notes and the Note Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Allied Holdings or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as reasonably determined by Allied Holdings or such Restricted Subsidiary;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting or prohibiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements in effect on the date of the indenture or entered into (i) in the ordinary course of business, or (ii) with the approval of Allied Holdings' Board of Directors or Chief Financial Officer, which limitation or prohibition is applicable only to the assets that are the subject of such agreements; and

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts.

Merger, Consolidation or Sale of Assets

Allied Holdings will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Allied Holdings is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Allied Holdings and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) Allied Holdings is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than Allied Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Allied Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Allied Holdings under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	Allied Holdings or the Person formed by or surviving any such consolidation or merger (if other than Allied Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" provided that this clause (4) shall not apply to the Escrow Merger.

In addition, Allied Holdings will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

(1)	a merger of Allied Holdings with an Affiliate solely for the purpose of reincorporating Allied Holdings in another jurisdiction or converting Allied Holdings into a corporation; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Allied Holdings and its Restricted Subsidiaries.

Transactions with Affiliates

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Allied Holdings (each, an "Affiliate Transaction"), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Allied Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Allied Holdings or such Restricted Subsidiary with an unrelated Person; and

(2)	Allied Holdings delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of Allied Holdings set forth in an officers' certificate certifying that such

Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the Board of Directors of Allied Holdings; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Allied Holdings or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, however, that no such opinion will be required in the case of dollar-for-dollar reimbursements for expenses of Allied Holdings or any of its Restricted Subsidiaries paid by any Affiliate of Allied Holdings or agreements relating thereto.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Allied Holdings or any of its Restricted Subsidiaries in the ordinary course of business or approved by the Board of Directors and payments pursuant thereto;

(2)	transactions between or among Allied Holdings and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of Allied Holdings) that is an Affiliate of Allied Holdings solely because Allied Holdings owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors' fees;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of Allied Holdings to Affiliates of Allied Holdings;

(6)	Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments;"

(7)	transactions pursuant to any contract or agreement with Allied Holdings or any of its Restricted Subsidiaries as in effect on the date of the indenture and any amendment, modification, or replacement to such contract or agreement; provided that any such amendment, modification or replacement is on terms that are no less favorable to the holders of the notes in any material respect than the original contract or agreement as in effect on the date of the indenture;

(8)	any pro rata distribution (including a rights offering) to all holders of a class of Equity Interests or Indebtedness of Allied Holdings or any of its Restricted Subsidiaries, including Persons who are Affiliates of Allied Holdings or any of its Restricted Subsidiaries;

(9)	any transaction which is a Permitted Transaction;

(10)	any transaction consisting of the provision of services by Allied Holdings and/or its Restricted Subsidiaries to their Affiliates in the ordinary course of business;

(11)	any transaction pursuant to which Mafco Holdings provides Allied Holdings and/or its Restricted Subsidiaries, at their request and at the cost to Mafco Holdings, with services to be purchased from third party providers, such as legal and accounting services, insurance coverage and other services;

(12)	the issuance of Qualified Affiliate Debt and any transaction in connection therewith;

(13)	loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding;

(14)	any transaction amending the provisions of the Management Agreement or the Operating Agreement, to the extent that such amendment (a) substitutes Allied Holdings or any entity that owns 100% of Allied Holdings' Equity Interests for SpectaGuard Acquisition LLC or such substituted entity or (b) permits the payment or reimbursement of any Special Payments in cash; and

(15)	any transaction which is (x) expressly excluded from the provisions of the indenture described above under the caption "—Merger, Consolidation or Sale of Assets" or (y) the Escrow Merger.

Business Activities

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Allied Holdings and its Restricted Subsidiaries taken as a whole.

Restrictions on Activities of Allied Security Finance Corp.

Allied Security Finance Corp. does not, and will not, hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that Allied Security Finance Corp. may be a co-obligor or guarantor with respect to Indebtedness (including Indebtedness under the Credit Agreement) if Allied Holdings is an obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Allied Holdings or one or more of Allied Holdings' Restricted Subsidiaries other than Allied Security Finance Corp.

Additional Note Guarantees

If Allied Holdings or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture that guarantees the Credit Agreement, or if any Restricted Subsidiary of Allied Holdings that is not a Guarantor guarantees the Credit Agreement after the date of the indenture, then that Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Allied Holdings may designate any Restricted Subsidiary (other than Allied Security Finance Corp.) to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Allied Holdings and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by Allied Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Allied Holdings may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Allied Holdings as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Allied Holdings as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," Allied Holdings will be in default of such covenant. The Board of Directors of Allied Holdings may at any time designate any Unrestricted

Subsidiary to be a Restricted Subsidiary of Allied Holdings; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Allied Holdings of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

Allied Holdings will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Allied Holdings will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed or furnished with the SEC on Forms 10-Q and 10-K if Allied Holdings were required to file or furnish such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Allied Holdings were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Allied Holdings' consolidated financial statements by Allied Holdings' certified independent accountants. In addition, following the consummation of this exchange offer, Allied Holdings will file or furnish, as applicable, a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of this exchange offer, Allied Holdings is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Allied Holdings will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Allied Holdings will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Allied Holdings' filings for any reason, Allied Holdings will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Allied Holdings were required to file those reports with the SEC.

If Allied Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a presentation, the detail of which will be determined by Allied Holdings in its sole discretion, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Allied Holdings and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Allied Holdings.

In addition, Allied Holdings and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an "Event of Default":

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes, whether or not prohibited by the subordination provisions of the indenture;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes, whether or not prohibited by the subordination provisions of the indenture;

(3)	failure by Allied Holdings or any of its Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments," "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

(4)	failure by Allied Holdings or any of its Restricted Subsidiaries for 60 days after notice to Allied Holdings by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Allied Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Allied Holdings or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6)	failure by Allied Holdings or any of its Restricted Subsidiaries to pay final, non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to Allied Holdings or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Allied Holdings, any Restricted Subsidiary of Allied Holdings that is a Significant Subsidiary or any group of Restricted Subsidiaries of Allied Holdings that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Stockholders, Members or Partners

No director, officer, employee, incorporator, stockholder, member or partner of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuers may at any time, at their option, elect to have all of their respective obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the trust referred to below;

(2)	the Issuers' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Issuers' and the Guarantors' obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants (including their obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Allied Holdings or any of its Restricted Subsidiaries is a party or by which Allied Holdings or any of its Restricted Subsidiaries is bound;

(6)	the Issuers must deliver to the trustee an officers' certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or others; and

(7)	the Issuers must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuers, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Issuers' or a Guarantor's obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuers' or such Guarantor's assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor are a party or by which the Issuers or any Guarantor are bound;

(3)	the Issuers or any Guarantor have paid or caused to be paid all sums payable by them under the indenture; and

(4)	the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuers must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Issuers or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The old notes were offered and sold to qualified institutional buyers in reliance on Rule 144A ("Rule 144A Notes"). The old notes were also offered and sold in offshore transactions in reliance on Regulation S ("Regulation S Notes"). Except as set forth below, the old notes were issued and the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

Rule 144A Notes were initially represented by one or more notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Notes"). Regulation S Notes were initially represented by one or more temporary notes in registered, global form without interest coupons (collectively, the "Regulation S Temporary Global Notes"). The new notes will initially be represented by one or more notes in registered, global form without interest coupons (the "Global Notes"). The Rule 144A Global Notes and the Regulation S Temporary Global Notes were and the Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchaser with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in Global Notes who are Participants may hold their interests therein directly through DTC. Investors in Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuers and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the trustee nor any agent of the Issuers or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Issuers that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes, the Regulation S Global Notes and the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary;

(2)	the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Issuers will make payments in respect of the notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuers will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines the registration rights of holders of the notes. A copy of the registration rights agreement is included as an exhibit to the Exchange Offer Registration Statement of which this prospectus forms a part.

Escrow Corp. and the initial purchaser entered into the registration rights agreement on July 14, 2004. Following the Escrow Merger, we assumed Escrow Corp.'s rights and obligations under the registration rights agreement. Pursuant to the registration rights agreement, we agreed to file with the SEC the registration statement of which this prospectus forms a part under the Securities Act with respect to the new notes and the related guarantees. Upon the effectiveness of such registration statement, we will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer (as defined in the registration rights agreement) who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for new notes.

If:

(1)	we are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2)	any holder of Transfer Restricted Securities notifies us prior to the 20th business day following consummation of the Exchange Offer that:

(a)	it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b)	it may not resell the new notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns notes acquired directly from us or an affiliate of ours,

we will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

For purposes of the preceding, "Transfer Restricted Securities" means each note until the earliest to occur of:

(1)	the date on which such note has been exchanged by a Person other than a broker-dealer for a new note in the Exchange Offer;

(2)	following the exchange by a broker-dealer in the Exchange Offer of a note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)	the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4)	the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)	we were to file the Exchange Offer Registration Statement with the SEC on or prior to 270 days after the closing of the offering of the old notes;

(2)	we were to use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 360 days after the closing of the offering of the old notes;

(3)	unless the Exchange Offer was not permitted by applicable law or SEC policy, we:

(a)	were to commence the Exchange Offer; and

(b)	will use all commercially reasonable efforts to issue on or prior to 45 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, new notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4)	if obligated to file the Shelf Registration Statement, we will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises, but in any case no earlier than 270 days after the date of the indenture, and to cause the Shelf Registration Statement to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(1)	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2)	any of such registration statements are not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date");

(3)	we fail to consummate the Exchange Offer within 45 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)	the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then we will pay Liquidated Damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.50 per week per $1,000 principal amount of notes.

All accrued Liquidated Damages will be paid by us on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes are required to make certain representations to us (as described in the registration rights agreement and this prospectus) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from us.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Applicable Premium" means, with respect to a note at any redemption date, the greater of (i) 1.0% of the then outstanding principal amount of such note at such time and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on July 15, 2008 (such redemption price being described in the first paragraph of this "Optional Redemption" section, exclusive of any accrued interest and Liquidated Damages, if any) plus (2) all required remaining scheduled interest payments due on such note through July 15, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such note at such time.

"Asset Sale" means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Allied Holdings and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of Allied Holdings' Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2)	a transfer of assets between or among Allied Holdings and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of Allied Holdings to Allied Holdings or to a Restricted Subsidiary of Allied Holdings;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets or assets no longer used or useful in Allied Holdings' or any of its Restricted Subsidiaries' business;

(5)	the sale or other disposition of cash or Cash Equivalents; and

(6)	a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment.

"Asset Sale Offer" has the meaning assigned to that term in the indenture governing the notes.

"Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

"Barton Acquisition" means the acquisition of Barton Protective Services Incorporated by BPS LLC, a wholly-owned Subsidiary of Allied, pursuant to the Agreement and Plan of Merger, dated as of May 12, 2004, which was consummated on August 2, 2004.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

"Capital Stock" means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

"Cash Equivalents" means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and, in each case, maturing within one year after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Allied Holdings and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of Allied Holdings;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Allied Holdings, measured by voting power rather than number of shares;

(4)	after an initial public offering of Allied Holdings or any direct or indirect parent of Allied Holdings, the first day on which a majority of the members of the Board of Directors of Allied Holdings are not Continuing Directors; or

(5)	the first day on which Allied Holdings ceases to own, directly or indirectly, 100% of the outstanding Equity Interests of Allied Security Finance Corp.; provided that no Change of Control will be deemed to have occurred pursuant to this clause (5) if Allied Holdings ceases to own such Equity Interests due to the dissolution of Allied Security Finance Corp. following the conversion of Allied Holdings into a corporation. See "—Brief Description of the Notes and the Note Guarantees—Allied Security Finance Corp."

"Change of Control Offer" has the meaning assigned to that term in the indenture governing the notes.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits or Tax Amount of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes or Tax Amount was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	for purposes of the covenant described above under the caption "—Restricted Payments" only, the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded; and

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Allied Holdings who:

(1)	was a member of such Board of Directors on the date of the initial public offering of Equity Interests of Allied Holdings or any corporation into which Allied Holdings was reorganized for the purpose of conducting the initial public offering; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

"Credit Agreement" means that certain Credit Agreement, dated as of August 2, 2004, by and among Allied Holdings, Bear Stearns Corporate Lending Inc., as administrative agent, and the lenders party thereto, providing for $260.0 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Designated Senior Debt" means:

(1)	any Indebtedness outstanding under the Credit Agreement; and

(2)	after payment in full in cash of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Allied Holdings as "Designated Senior Debt."

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Allied Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Allied Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Allied Holdings and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

"Domestic Subsidiary" means any Restricted Subsidiary of Allied Holdings, other than Allied Security Finance Corp., that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Allied Holdings.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offering" means an offer and sale of Capital Stock (other than Disqualified Stock) of:

(1)	Allied Holdings; or

(2)	a direct or indirect parent of Allied Holdings, to the extent that the net proceeds of any such offer and sale of Capital Stock is contributed to Allied Holdings as a capital contribution (other than in exchange for Disqualified Stock).

"Escrow Merger" means the merger of Allied Security Escrow Corp. with and into Allied Security Holdings LLC, which was consummated on August 2, 2004.

"Existing Indebtedness" means Indebtedness of Allied and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

"Existing Notes" means Allied's 15% Senior Subordinated Notes due June 30, 2010 and 16 1/4% Senior Subordinated Notes due June 30, 2010.

"Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer, chief accounting officer, controller or Board of Directors of Allied Holdings or the Restricted Subsidiary, as applicable (unless otherwise provided in the indenture).

"Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness, but only for such period of time as equals the then remaining term of such Hedging Obligations as of the Calculation Date).

"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers'

acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

"Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's opinion.

"guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

"Guarantors" means:

(1)	Allied and each Domestic Subsidiary of Allied Holdings that guarantees the Credit Agreement; and

(2)	any other Subsidiary of Allied Holdings that executes a Note Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

"Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates.

"Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Allied Holdings.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker's acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

"Insurance Premium Financings" means financing of annual insurance premiums with a stated maturity not to exceed one year.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or similar obligations), advances or capital contributions (excluding payroll, commission, travel and similar advances to officers and employees made in the ordinary course of business and deposits made in connection with acquisitions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Allied Holdings or any Restricted Subsidiary of Allied Holdings sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Allied Holdings such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Allied Holdings, Allied Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Allied Holdings' Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by Allied Holdings or any Restricted Subsidiary of Allied Holdings of a Person that holds an Investment in a third Person will be deemed to be an Investment by Allied Holdings or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement.

"Mafco Holdings" means Mafco Holdings Inc., a Delaware corporation, and its successors.

"Management Agreement" means the Amended and Restated Management Agreement dated as of December 19, 2003, by and between SpectaGuard Holding Corporation, a Delaware corporation formerly known as Gryphon SpectaGuard II, Inc. and Allied, as the same may be amended from time to time; provided that any such agreement, as amended, is not less favorable to the holders of the notes in any material respect than the original agreement as in effect on the date of the indenture as reasonably determined by Allied Holdings; provided, however, that, notwithstanding the foregoing, any such amendment may provide that (a) any reimbursement of payments to management that, as of the date of the indenture, are to be made in units may be made in cash or (b) Allied Holdings or any entity that owns 100% of Allied Holdings equity interests may be substituted for SpectaGuard Acquisition LLC or such substituted entity.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"Net Proceeds" means the aggregate cash proceeds received by Allied Holdings or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Recourse Debt" means Indebtedness:

(1)	as to which neither Allied Holdings nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Allied Holdings or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Allied Holdings or any of its Restricted Subsidiaries.

"Note Guarantee" means the guarantee by each Guarantor of the Issuers' obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"Operating Agreement" means the Second Amendment and Restated Operating Agreement of SpectaGuard Acquisition LLC, dated February 19, 2003, by and among SpectaGuard Holding Corporation, Albert J. Berger, William C. Whitmore, Jr., William A. Torzolini, Bruce A Gelting, Mark

P. Desrosier, Ronald Rabena, John Redden and Richard L. Finley, OCM Specta Holdings, Inc., Blackstone SG Mezzanine Corporation, Ronald O. Perelman, Donald G. Drapkin, Howard Gittis, and Mafco Holdings Inc.

"Permitted Business" means the business of Allied Holdings and its Subsidiaries or Barton Protective Services Incorporated engaged in on the date of the indenture and any other activities that are similar, ancillary or reasonably related to, or a reasonable extension of, such business.

"Permitted Investments" means:

(1)	any Investment in Allied Holdings or in a Restricted Subsidiary of Allied Holdings;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Allied Holdings or any Restricted Subsidiary of Allied Holdings in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Allied Holdings; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Allied Holdings or a Restricted Subsidiary of Allied Holdings;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Allied Holdings;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Allied Holdings or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of Allied Holdings or the Restricted Subsidiary of Allied Holdings in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(9)	repurchases of the notes or the Existing Notes;

(10)	receivables owing to Allied Holdings or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Allied Holdings or such Restricted Subsidiary deems reasonable under the circumstances;

(11)	advances, loans and extensions of credit to suppliers and vendors in the ordinary course of business; and

(12)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed $5.0 million.

"Permitted Junior Securities" means:

(1)	Equity Interests in Allied Holdings or any Guarantor; or

(2)	debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Note Guarantees are subordinated to Senior Debt under the indenture.

"Permitted Liens" means:

(1)	Liens on assets of the Issuers or any of its Restricted Subsidiaries securing Senior Debt that was permitted by the terms of the indenture to be incurred;

(2)	Liens in favor of the Issuers or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Allied Holdings or any Restricted Subsidiary of Allied Holdings; provided that such Liens were not incurred in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Allied Holdings or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Allied Holdings or any Restricted Subsidiary of Allied Holdings; provided that such Liens were not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes or the Note Guarantees;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Referencing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens securing Hedging Obligations;

(14)	Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business (including deposits necessary to obtain standby letters of credit);

(15)	Liens arising by operation of law in favor of landlords, mechanics, carriers, warehousemen, materialmen, laborers, employees, suppliers or the like, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

(16)	Liens arising out of judgments, decrees, orders or awards in respect of which Allied Holdings shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated or if the period within which such appeal or proceedings may be initiated shall not have expired; and

(17)	Liens incurred in the ordinary course of business of Allied Holdings or any Restricted Subsidiary of Allied Holdings with respect to obligations that do not exceed $5.0 million at any one time outstanding.

"Permitted Refinancing Indebtedness" means any Indebtedness of Allied Holdings or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Allied Holdings or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by Allied Holdings or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

"Permitted Transactions" means any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) between Allied Holdings or any Restricted Subsidiary of Allied Holdings, on the one hand, and any Affiliate of Allied Holdings or any legal or beneficial owner of 10% or more of the voting power of Voting Stock of Allied Holdings or an Affiliate of any such owner, on the other hand, existing on, or pursuant to an agreement in effect on, the date of the indenture and disclosed on a schedule to the Indenture, including the Management Agreement and the Operating Agreement, as the same may be amended from time to time; provided that any such agreement, as amended, is not less favorable to the holders of the notes in any material respect than the original agreement as in effect on the date of the indenture as reasonably determined by Allied Holdings; provided, however, that, notwithstanding the foregoing, any such amendment may provide that Allied Holdings or any entity that owns 100% of Allied Holdings' Equity Interests may be substituted for SpectaGuard Acquisition LLC or such substituted entity.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Principals" means each of MacAndrews & Forbes Holdings Inc. and its executive officers who are members of Allied on the date of the indenture.

"Qualified Affiliate Debt" means unsecured, subordinated Indebtedness issued by Allied Holdings to Mafco Holdings or its Affiliates in an aggregate principal amount at any time outstanding not to exceed $15.0 million (plus capitalized interest on such Indebtedness).

"Related Party" means:

(1)	any 80% (or more) owned Subsidiary or immediate family member of any Principal; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Senior Debt" means:

(1)	all Indebtedness of the Issuers or any Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2)	any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1)	any liability for federal, state, local or other taxes owed or owing by the Issuers;

(2)	any intercompany Indebtedness of Allied Holdings or any of its Subsidiaries to Allied Holdings or any of its Affiliates;

(3)	any trade payables;

(4)	the portion of any Indebtedness that is incurred in violation of the indenture; or

(5)	Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Special Payments" means cash payments to members of senior management of Allied Holdings or its Subsidiaries pursuant to agreements existing on the date of the indenture or the reimbursement of such payments by Allied Holdings or its Subsidiaries pursuant to the Management Agreement.

"Subsidiary" means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Taxable Income" means, for any period, the taxable income or loss of Allied Holdings for such period for federal income tax purposes.

"Tax Amount" means, for any period, the combined federal, state and local income taxes, including estimated taxes, that would be payable by Allied Holdings if it were a Delaware corporation filing separate tax returns with respect to its Taxable Income for such period; provided, that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that would have arisen if Allied Holdings were a Delaware corporation shall be taken into account; provided, further, that (i) if there is an adjustment in the amount of the Taxable Income for any period, an appropriate positive or negative adjustment shall be made in the Tax Amount, and if the Tax Amount is negative, then the Tax Amount for succeeding periods shall be reduced to take into account such negative amount until such negative amount is reduced to zero and (ii) any Tax Amount other than amounts relating to estimated taxes shall be computed by a nationally recognized accounting firm. Notwithstanding anything to the contrary, Tax Amount shall not include taxes resulting from Allied Holdings' reorganization as or change in the status to a corporation for tax purposes.

"Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the date fixed for repayment or, in the case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to July 15, 2008; provided, however, that if the average life to July 15, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly yields of United States Treasury securities for which such yields are given, except that if the average life to July 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"Unrestricted Subsidiary" means any Subsidiary of Allied Holdings (other than Allied Security Finance Corp. or any successor thereof), that is designated by the Board of Directors of Allied Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with Allied Holdings or any Restricted Subsidiary of Allied Holdings unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Allied Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Allied Holdings;

(3)	is a Person with respect to which neither Allied Holdings nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Allied Holdings or any of its Restricted Subsidiaries.

"Voting Stock" means, with respect to any Person that is (a) a corporation, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency, (b) a limited liability company, membership interests entitled, by contract or otherwise, to manage, or to elect or appoint the Persons that will manage the operations or business of the limited liability company, or (c) a partnership, partnership interests entitled to elect or replace the general partner thereof.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Exchange Offer

There will be no United States federal income tax consequences to holders that exchange an old note for a new note pursuant to the exchange offer. The new note received will be treated as a continuation of the old note. Therefore, a holder will have the same adjusted tax basis and holding period in the new note as it had immediately before the exchange offer. A holder that does not exchange its old notes for new notes pursuant to the exchange offer will not recognize any gain or loss, for United States federal income tax purposes, upon consummation of the exchange offer.

Certain U.S. Federal Income Tax Considerations To Non-United States Holders

The following discussion is a summary of certain United States federal income tax consequences of ownership and disposition of the new notes by a beneficial owner of notes that purchased its old notes in their original issuance at their initial offering price and, for United States federal income tax purposes, is a "Non-U.S. Holder," as defined below. This discussion is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of the following discussion, a Non-U.S. Holder is:

•	an individual who is not a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes that is not organized or created under United States law;

•	an estate that is not taxable in the United States on its worldwide income; or

•	a trust unless (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership investing in notes, you should consult your tax advisor.

The tax treatment of holders of the notes may vary depending upon their particular situations. Certain holders (including banks, holders who actually or constructively own 10% or more of the total combined voting power of all classes of Mafco's stock entitled to vote, holders who are "controlled foreign corporations" with respect to us and holders who did not acquire the old notes in the initial offering or who do not hold the notes as a capital asset) may be subject to special rules not discussed below. Prospective investors should consult their tax advisors regarding the United States federal tax consequences of exchanging old notes for new notes issued pursuant to the exchange offer, holding and disposing of notes, and any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Withholding Taxes

Payments of principal and interest on the notes generally will not be subject to United States withholding taxes, provided that you furnish a statement, signed under penalties of perjury, that includes your name and address and certifies that you are either (i) a Non-U.S. Holder or (ii) entitled to an exemption from withholding tax on interest under a tax treaty between the United States and your country of residence, in compliance with applicable requirements. These certifications are generally made on Form W-8BEN. Further, neither we nor our paying agent may have actual knowledge to the contrary.

If you do not qualify for the exemption from tax described above, you generally will be subject to United States withholding tax at a flat rate of 30% (or lower applicable treaty rate) on payments of interest, unless your income from the notes is effectively connected with a United States trade or business and you satisfy certain other certification and disclosure requirements. See "—United States Trade or Business" below.

The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. You should consult your tax advisor regarding the specific methods for satisfying these requirements.

Sale or Retirement of Notes

If you sell a note or it is redeemed, you will not be subject to United States federal income tax on any gain recognized unless:

•	the gain is effectively connected with a trade or business that you conduct in the United States; or

•	you are an individual who is present in the United States for at least 183 days during the year in which you dispose of the note and certain other conditions are satisfied.

You will not recognize taxable gain or loss for United States federal income tax purposes on the exchange of your notes pursuant to the exchange offer.

United States Trade or Business

If you hold your note in connection with a trade or business that you are conducting in the United States:

•	any interest on the note, and any gain from disposing of the note, generally will be subject to United States federal income tax on a net income basis in the same manner as if you were a United States person; and

•	if you are a corporation, you may be subject to the "branch profits tax" on your earnings that are effectively connected with your United States trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must generally report to the Internal Revenue Service ("IRS") the amount of interest paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the interest. In general, backup withholding will not apply to interest on the notes paid by us or our paying agents, in their capacity as such, to a Non-U.S. Holder if the Non-U.S. Holder has provided the required certification that it is a Non-U.S. Holder.

In general, information reporting and backup withholding will not apply to proceeds from the sale or redemption of notes paid to a Non-U.S. Holder if the Non-U.S. Holder has provided the required certification that it is a Non-U.S. Holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date the exchange offer is consummated and ending on the close of business 365 days after such date (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus), we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until April 14, 2005, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 365 days after the date the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters as to the validity of the new notes hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of SpectaGuard Acquisition LLC at December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2002, the period from January 1, 2003 to February 18, 2003 and the period from February 19, 2003 to December 31, 2003 included in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Professional Security Bureau, Ltd. as of September 25, 2003 and September 26, 2002 and for each of the three years in the period ended September 25, 2003 included in this prospectus have been audited by J.H. Cohn LLP, independent registered public accounting firm, as stated in their report appearing in this registration statement.

The financial statements of Security Systems, Inc. at December 31, 2002 and 2003 and for each of the two years in the period ended December 31, 2003 included in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Barton Protective Services Incorporated at October 26, 2002 and 2003 and for each of the two years in the period ended October 25, 2003 included in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Barton Protective Services Incorporated included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Allied Security Escrow Corp. at June 29, 2004 and for the period from June 24, 2004 to June 29, 2004 included in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-4 with the SEC relating to this exchange offer. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we may file with the SEC at the SEC's public reference room in Washington, D.C. at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of our filings, at no cost, by writing or telephoning us as follows: Allied Security Holdings LLC, 3606 Horizon Drive, King of Prussia, Pennsylvania 19406, (601) 239-1100.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, as amended, and, in accordance with the Exchange Act, will file reports and other information with the SEC. Such reports and other information can be inspected and copied at the locations set forth above.

Allied Security Holdings LLC
SpectaGuard Acquisition LLC

Audited Consolidated Financial Statements as of December 31, 2003 and for the Period from February 19, 2003 to December 31, 2003:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of December 31, 2003	F-3
Consolidated Statement of Operations for the Period from February 19, 2003 (inception) through December 31, 2003	F-4
Consolidated Statement of Changes in Members' Equity for the Period from February 19, 2003 (inception) through December 31, 2003	F-5
Consolidated Statement of Cash Flows for the Period from February 19, 2003 (inception) through December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-16
All other schedules called for under Regulation S-X are not submitted because they are not applicable, not required, or because the required information is not material or is included in the financial statements or notes thereto.
Unaudited Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2004 and the period from February 19, 2003 to September 30, 2003 and from January 1, 2003 through February 18, 2003:
Interim Unaudited Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003	F-17
Interim Unaudited Consolidated Statement of Operations for the Nine Months Ended September 30, 2004 and from February 19, 2003 to September 30, 2003 and from January 1, 2003 through February 18, 2003	F-18
Interim Unaudited Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2004 and from February 19, 2003 to September 30, 2003 and from January 1, 2003 through February 18, 2003	F-19
Notes to Interim Unaudited Consolidated Financial Statements	F-20
Audited Consolidated Financial Statements as of February 18, 2003 and December 31, 2002 for the Period from January 1, 2003 to February 18, 2003 and for the years ended December 31, 2002 and 2001:
Report of Independent Registered Public Accounting Firm	F-32
Consolidated Balance Sheets as of February 18, 2003 and December 31, 2002	F-33
Consolidated Statements of Operations for the Period from January 1, 2003 through February 18, 2003 and the years ended December 31, 2002 and 2001	F-34
Consolidated Statement of Changes in Members' Equity for the Period from January 1, 2003 through February 18, 2003 and the Years Ended December 31, 2002 and 2001	F-35
Consolidated Statement of Cash Flows for the Period from January 1, 2003 through February 18, 2003 and the Years Ended December 31, 2002 and 2001	F-36
Notes to Consolidated Financial Statements	F-37
Schedule II — Valuation and Qualifying Accounts	F-49
All other schedules called for under Regulation S-X are not submitted because they are not applicable, not required, or because the required information is not material or is included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Committee
SpectaGuard Acquisition LLC

We have audited the accompanying consolidated balance sheet of SpectaGuard Acquisition LLC as of December 31, 2003, and the related consolidated statements of operations, changes in members' equity, and cash flows for the period from February 19, 2003 (inception) to December 31, 2003. Our audit also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SpectaGuard Acquisition LLC at December 31, 2003, and the consolidated results of its operations and its cash flows for the period from February 19, 2003 (inception) to December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Philadelphia, PA
February 27, 2004

SpectaGuard Acquisition LLC

Consolidated Balance Sheet
December 31, 2003
(Dollars in thousands, except unit data)

Assets
Current assets:
Cash and cash equivalents	$8,102
Accounts receivable, net of allowance for doubtful accounts of $1,283	65,438
Prepaid expenses and other current assets	2,137
Prepaid insurance premium	3,805
Total current assets	79,482

Property and equipment, net	11,545
Goodwill	227,347
Other intangible assets, net	73,598
Deferred financing fees, net	8,002
Other assets	211
Total assets	$400,185

Liabilities and members' equity
Current liabilities:
Current maturities of long-term debt	$6,908
Insurance premium financing	3,303
Accounts payable	3,182
Accrued expenses	20,285
Accrued claims reserves	10,998
Accrued payroll and related payroll taxes	26,966
Unearned income	8,677
Total current liabilities	80,319

Senior term loan	114,155
Senior subordinated notes	57,296
Due to affiliates	12,156
Other long-term liability	1,700
Class A units subject to put rights: 36,096 units authorized, issued and outstanding	4,354

Members' equity:
Units:
Class A, 9,500,000 units authorized, 854,889 units issued and outstanding	129,974
Class B, 200,000 units authorized, 77,627 units issued and outstanding	50
Class C, 300,000 units authorized, 117,500 units issued and outstanding	39
Additional paid-in capital	393
Accumulated deficit	(251)
Total members' equity	130,205
Total liabilities and members' equity	$400,185

See accompanying notes.

SpectaGuard Acquisition LLC

Consolidated Statement of Operations
Period from February 19, 2003 (inception) to December 31, 2003
(Dollars in thousands)

Revenues	$483,725
Cost of revenues	402,509
81,216
Branch and corporate overhead expenses	48,014
33,202
Depreciation and amortization	15,587
Operating income	17,615
Interest expense, net	15,581
Net income	$2,034

See accompanying notes.

SpectaGuard Acquisition LLC

Consolidated Statement of Changes in Members' Equity
Period from February 19, 2003 (inception) to December 31, 2003
(Dollars in thousands, except unit data)

	Class A		Class B		Class C			Additional Paid-in Capital	Accumulated Deficit	Total Members' Equity
	Number of Units	Amount	Number of Units	Amount	Number of Units		Amount
					Vested	Unvested
Balance at February 19, 2003	739,733	$112,984	77,627	$50	—	110,000	$37	$497	$—	$113,568
Member contributions	115,156	16,990	—	—	—	7,500	2	—	—	16,992
Return of capital	—	—	—	—	—	—	—	(104)	—	(104)
Net income	—	—	—	—	—	—	—	—	2,034	2,034
Member distributions declared	—	—	—	—	—	—	—	—	(2,285)	(2,285)
Class C vesting	—	—	—	—	26,166	—	—	—	—	—
Balance at December 31, 2003	854,889	$129,974	77,627	$50	26,166	117,500	$39	$393	$(251)	$130,205

See accompanying notes.

SpectaGuard Acquisition LLC

Consolidated Statement of Cash Flows
Period from February 19, 2003 (inception) to December 31, 2003
(Dollars in thousands)

Cash flows from operating activities
Net income	$2,034
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,587
Noncash interest expense	2,806
Changes in assets and liabilities (net of impact of acquired company):
Accounts receivable, net	(1,389)
Other current assets and liabilities, net	3,686
Accounts payable and accrued expenses	(6,326)
Unearned income	5,392
Net cash provided by operating activities	21,790

Cash flows from investing activities
Purchases of property and equipment	(6,064)
Acquisition of business, net of cash acquired	(45,666)
Net cash used in investing activities	(51,730)

Cash flows from financing activities
Repayment of debt	(13,950)
Proceeds from issuance of debt	40,500
Contributed capital, net	17,398
Member distributions	(2,285)
Insurance financing proceeds, net	634
Financing fees	(4,255)
Net cash provided by financing activities	38,042
Net change in cash and cash equivalents	8,102
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$8,102

See accompanying notes.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements
December 31, 2003

1.    Organization and Basis of Presentation

SpectaGuard Acquisition LLC (the "Company") was formed on February 19, 2003, as a result of the purchase by and among Mafco Holding Inc. (a subsidiary of MacAndrews & Forbes, "Mafco"), and certain of its related parties, as well as management of the predecessor entity. As a result of this transaction, Mafco has a substantial controlling interest in the Company. These financial statements include the results of operations since the date of Mafco's acquisition of the Company and reflect all purchase accounting adjustments required as of that date.

The Company provides premium contract security officer services to commercial organizations throughout the United States. The consolidated financial statements of the Company include the accounts of SpectaGuard Acquisition LLC and its wholly-owned subsidiaries, which are (i) Effective Management Services LLC, (ii) Allied Security LLC, (iii) Allied Security LP, and (iv) Professional Security Bureau LLC ("PSB"), which was acquired on December 19, 2003 (see Note 4). All significant intercompany transactions have been eliminated in consolidation.

The Company operates under one segment (i.e., security services) under the name of "Allied Security" nationally and also as "SpectaGuard" and "Professional Security Bureau" in the northeast region of the United States.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Accounts Receivable

The Company's customers are located throughout the United States. The Company grants credit to its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based on prior experience which management believes to be sufficient to cover potential credit losses and estimated billing adjustments. Such amounts are charged off against the allowance for doubtful accounts when the Company concludes that the balances will not be recoverable.

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the respective lives of the leases or the service lives of the improvements, whichever is shorter. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: leasehold improvements – up to 10 years; uniforms – 3 years; computer equipment – 3 to 5 years; office furniture and fixtures – 5 years.

Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. This standard requires the Company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amount of an asset or group of assets exceeds its net realizable value, the asset will be written down to its fair value.

Revenue Recognition

The Company recognizes revenue in the period in which services are provided. Unearned income represents amounts received from customers in advance of performing the related services.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

2.    Summary of Significant Accounting Policies (continued)

Financial Instruments

The carrying value of short-term financial instruments, such as cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value based on the short-term maturities of these instruments.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

Statement of Cash Flows

The following noncash transactions have been excluded from the consolidated statement of cash flows for the period from February 19, 2003 (inception) to December 31, 2003 (in thousands):

Covenant not-to-compete (see Note 4)	$1,700

Cash interest paid during the period from February 19 (inception) through December 31, 2003 was $12,625,000.

3.    Mafco Acquisition

On February 19, 2003, (inception) MacAndrews & Forbes Holdings Inc. ("Mafco") acquired the predecessor company, which included the former SpectaGuard Acquisition, LLC and its wholly owned subsidiaries, from Gryphon Partners II, L.P. and other minority owners for approximately $263,588,000. This purchase was funded through borrowings of $151,156,000 and cash contributions of $116,915,000 recorded as follows: $112,983,000 from Mafco and its affiliates, $2,307,000 from OCM Specta Holdings Inc. ("OCM"), $1,538,000 from Blackstone SG Mezzanine Corp. ("Blackstone") for Class A units, and $87,000 from members of the Company's senior management for Class B and Class C units. (See Note 13).

In connection with this transaction, a syndication of lending institutions have underwritten $125,000,000 of Senior Secured Credit Facilities. The Senior Secured Credit Facilities consisted of (i) a $20,000,000 5-year Revolving Credit Facility ("Revolver") and (ii) a $105,000,000 7-year Senior Term Loan Facility ("Senior Term Loan"). In addition, the Company issued at a discount Senior Subordinated Notes to OCM and Blackstone with a face value of $50,000,000 for net proceeds of $46,156,000. (See Note 9).

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

3.    Mafco Acquisition (Continued)

The purchase price has been allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The estimated cost of the acquisition (exclusive of financing costs) was allocated as follows (in thousands):

Current assets	$55,705
Property and equipment	9,913
Goodwill	195,647
Customer list	73,643
Other assets	144
Current liabilities	(60,229)
Other long-term liabilities	(11,235)
$263,588

4.    PSB Acquisition

On December 19, 2003, the Company acquired all of the outstanding common shares of Professional Security Bureau, Ltd. PSB provides high-quality contract security services to corporate customers primarily within the same northeast United States region as the Company. The purchase price has preliminarily been allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The cost of the acquisition is subject to a working capital purchase price adjustment expected to be settled in 2004. The estimated cost of the acquisition (exclusive of financing costs) was approximately $45,666,000 and was allocated as follows (in thousands):

Current assets, net of cash acquired of $485	$12,166
Property and equipment	533
Goodwill	31,700
Customer list	8,877
Covenant not-to-compete	1,700
Other assets	66
Current liabilities	(7,676)
Covenant not-to-compete liability	(1,700)
$45,666

This purchase was funded through borrowings of $40,500,000 (see Note 9) and cash contributions of $7,500,000 recorded as follows: $6,651,000 from Mafco and its affiliates, $173,000 from OCM, $107,000 Blackstone, and $569,000 from members of the Company's senior management for Class A Units. (See Note 13.)

In connection with the acquisition of PSB, two former owner/executives entered into covenant not-to-compete agreements with the Company. The term of the agreements is five years. In consideration for these individuals entering into these agreements, the Company will pay $2,250,000 to these individuals over the term of the agreements. Payments under the covenant not-to-compete agreements are subordinated to the Company's Credit Facility (see Note 9) and have been recorded at the discounted present value of the liability. Covenants not-to-compete are being amortized over the benefit period of five years and are recorded as other long-term liability on the accompanying consolidated balance sheet.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

4.    PSB Acquisition (Continued)

Unaudited pro forma results of operations of the Company are as follows assuming the PSB acquisition occurred at the beginning of the period presented (in thousands):

Period from February 19, 2003 (inception) to December 31, 2003
Revenues	$565,070
Operating income	$15,923
Net (loss)	$(2,184)

As a result of this transaction, the Company has approved a formal plan (the "PSB Plan") to terminate certain PSB employees and exit duplicative PSB office facilities. The PSB Plan includes severance-related benefits for approximately 120 PSB employees. The PSB Plan also includes lease termination costs in order to exit 14 PSB office facilities. The Company recorded a total reserve of $1,276,000 related to the PSB Plan as a part of the purchase price allocation above. As of December 31, 2003, no payments have been made related to the PSB Plan. The Company expects to complete the PSB Plan by the end of December 2004.

In connection with the PSB acquisition, $3,000,000 of the purchase price has been deposited into an escrow account pursuant to the Indemnity Escrow Agreement for a period of one year.

5.    Goodwill and Other Intangible Assets

Goodwill is deemed to have an indefinite life and will no longer be amortized, but will be subject to annual impairment tests. The Company completed its annual impairment assessment in the fourth quarter using the undiscounted cash flow method and concluded that there is no impairment of goodwill.

The change in carrying amount of goodwill for the period February 19, 2003 (inception) to December 31, 2003 is as follows (in thousands):

Balance as of February 19, 2003	$195,647
Goodwill acquired	31,700
Balance as of December 31, 2003	$227,347

The goodwill addition related to the PSB acquisition in 2003 is preliminary and is subject to adjustment subsequent to December 31, 2003.

Gross carrying amounts and accumulated amortization for intangible assets as of December 31, 2003 are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Customer lists	$82,520	$(10,622)
Covenants not-to-compete	1,700	—
Total	$84,220	$(10,622)

The value of the customer lists acquired is being amortized using the straight-line method over 6 years. Covenants not-to-compete are being amortized using the straight-line method over 5 years, which is the term of the agreements. The Company continually evaluates the reasonableness of useful lives of these assets.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

5.    Goodwill and Other Intangible Assets (Continued)

The estimated annual aggregate amortization expense will be $14,093,000 for each of the succeeding five fiscal years.

Amortization expense for the period from February 19, 2003 (inception) to December 31, 2003 was approximately $10,622,000.

6.    Deferred Financing Fees

Deferred financing fees are being amortized to interest expense using the effective interest method over the term of their respective financing agreements, which expire between December 2009 and June 2010 (see Note 9).

The estimated annual aggregate amortization expense, which will be included as interest expense, for the succeeding five fiscal years is as follows (in thousands):

2004	$1,836
2005	$1,754
2006	$1,574
2007	$1,320
2008	$918

Amortization of deferred financing fees from February 19, 2003 (inception) to December 31, 2003 was approximately $1,233,000.

7.    Accounts Receivable

Accounts receivable consist of the following at December 31, 2003 (in thousands):

Billed receivables	$51,036
Unbilled receivables	14,402
Accounts receivable, net	$65,438

Unbilled receivables represent work performed for which the invoice has not been sent to the customer by the end of the respective period. Substantially all unbilled receivables are invoiced in the month following the month in which the service was performed.

8.    Property and Equipment

Property and equipment, consist of the following at December 31, 2003 (in thousands):

Uniforms	$11,575
Computer equipment	2,976
Office furniture, fixtures, and equipment	1,178
Leasehold improvements	781
16,510
Less accumulated depreciation	(4,965)
Property and equipment, net	$11,545

Depreciation expense for the period from February 19, 2003 (inception) to December 31, 2003 was approximately $4,965,000.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

9.    Debt

The Company's debt is summarized as follows at December 31, 2003 (in thousands):

Senior Term Loan, variable rate interest (7.50% at December 31, 2003), due through December 31, 2009	$121,063
15.00% Senior Subordinated Notes, including 3.00% PIK (paid-in-kind) interest, due June 30, 2010	46,796
16.25% Senior Subordinated Notes, including 4.25% PIK (paid-in-kind) interest, due June 30, 2010	10,500
3.38% fixed rate insurance premium financing, due through May, 2004	3,303
181,662
Less current maturities	(10,211)
$171,451

In connection with the February 19, 2003 formation of the Company, a $125,000,000 Senior Secured Credit Facility ("Credit Facility") was executed. The Credit Facility consisted of (i) a $20,000,000 5-year Revolving Credit Facility ("Revolver") and (ii) a $105,000,000 7-year Term Loan Facility ("Senior Term Loan"). The Credit Facility was amended on May 2, 2003 ("First Amended Credit Facility") to reduce the Senior Term Loan to $95,000,000. The Senior Term Loan bears interest on the outstanding principal balance at a rate equal to the three-month LIBOR with a floor limit of 2.50% plus a 5.00% margin. As a result of the First Amended Credit Facility, an additional $10,000,000 of Class A capital was contributed to the Company and was used to reduce the Senior Term Loan (see Note 13).

The Revolver includes up to $20,000,000 of letter of credit availability. The Revolver availability is reduced by outstanding letters of credit, which totaled $12,562,000 as of December 31, 2003. Amounts outstanding on the Revolver are due on February 19, 2008. Interest is payable based on LIBOR or base rate, as defined, plus the applicable margin. As of December 31, 2003, the interest rate was 8.00% and the outstanding Revolver balance was zero.

The Company also issued $50,000,000 face value Senior Subordinated Notes ("Sub Notes") at a $3,844,000 discount in connection with its February 19, 2003 formation. The terms of the Sub Notes include 12.00% annual cash interest and 3.00% PIK (paid-in-kind) interest. Interest is payable quarterly. At its election, the Company can pay the PIK interest, or add it to the principal balance as new Sub Notes. The Sub Notes are due June 30, 2010. The debt discount is being amortized to interest expense over the term of the Sub Notes.

In connection with the acquisition of PSB on December 19, 2003, the First Amended Credit Facility was amended and restated ("Second Amended Credit Facility"). The Second Amended Credit Facility provided for an add-on Senior Term Loan in the amount of $30,000,000 and an additional $10,000,000 in Revolver availability resulting in total availability under the Revolver of up to $30,000,000. Other terms of the Second Amended Credit Facility are the same as the original Credit Facility.

Also as a result of the PSB acquisition, the Company issued an additional $10,500,000 in Sub Notes. The terms include 12.00% annual cash interest and 4.25% PIK interest payable quarterly. At its election, the Company can pay the PIK interest, or add it to the principal balance as new Sub Notes. The Sub Notes are due June 30, 2010.

The Second Amended Credit Facility and Sub Notes contain various financial covenants. The Company was in compliance with all financial covenants at December 31, 2003.

The Company's assets and units are pledged as collateral for the Second Amended Credit Facility and Sub Notes.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

9.    Debt (Continued)

Based on the borrowing rates currently available for loans with similar terms and maturities, the fair value of the long-term debt approximated its carrying value at December 31, 2003.

In the ordinary course of business, the Company enters into short-term financing agreements in order to fund its business insurance policy premiums. On August 4, 2003, the Company entered into such financing agreement with Cananwill, Inc. for a total of $5,863,000. Payments are due in equal monthly installments through May 1, 2004 and bear an annual interest rate of 3.38%. As of December 31, 2003, the remaining balance of this financing agreement was $3,303,000.

Debt maturities for the succeeding five fiscal years are as follows (in thousands):

2004	$10,211
2005	12,089
2006	18,997
2007	25,905
2008	27,632
2009 and thereafter	86,828
$181,662

10.    Contingent Liabilities

In the normal course of operations, various legal claims are filed against the Company. The Company has provided for certain of these claims based upon insurance coverages, management's judgment, and the advice of counsel. In the opinion of management, the ultimate outcome of these actions is not expected to have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

11.    Income Taxes

The members of SpectaGuard Acquisition LLC have elected to be treated as a partnership for both federal and state income tax purposes. In accordance with applicable regulations, taxable income or loss of the Company is required to be reported in the income tax returns of the Company's members in accordance with the limited liability operating agreement ("Operating Agreement"). The Operating Agreement enables the Company to make distributions to each member to satisfy their tax liability arising in connection with their ownership interest in the Company. Accordingly, no provision for income taxes has been made in the Company's financial statements. Due principally to differences in depreciation and amortization, taxable income may vary substantially from income reported for financial statement purposes.

Under the predecessor company, Effective Holdings Inc. and subsidiaries and AS Acquisition Inc. and subsidiaries were taxed under Subchapter C of the Internal Revenue Code. As a result, the Company has amounts recorded in accrued expenses on the accompanying consolidated balance sheet totaling $6,041,000 related to income tax matters of prior tax years.

12.    Leases

The Company has commitments under operating leases for certain equipment and facilities used in its operations. Certain of these leases contain renewal or purchase options and escalation clauses. Total rental expense for the period from February 19, 2003 (inception) to December 31, 2003 was approximately $3,833,000. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

12.    Leases (Continued)

2004	$3,436
2005	2,388
2006	1,523
2007	950
2008	298
$8,595

13.    Units Subject to Put Rights and Members' Equity

The capital structure of the Company consists of three classes of interests which are designated as Class A Units, Class B Units and Class C Units (collectively "Units"). The Company is authorized to issue up to 10,000,000 Units. The Units do not have any voting approval or consent rights. Class A and Class B Units represent vested ownership interests in the Company. Class C Units vest 50% based on passage of time ("Time Based") and 50% based on achievement of defined performance targets ("Performance Based") over periods ranging from three to five years.

Pursuant to the Company's Operating Agreement, cash distributions may be made to the members in the following order and priority: (i) among the Units in proportion to, and to the extent of, initial contributed capital attributable to the Units (excluding any capital attributable to unvested Class C Units) until all initial contributed capital has been returned, (ii) any remaining balance, to the members in proportion to their ownership percentage.

Upon formation of the Company on February 19, 2003, initial capital contributed was approximately $116,878,000. This consisted of $112,983,000 (739,733 Class A Units) from Mafco and its affiliates, $2,307,000 (19,584 Class A Units subject to put rights) from OCM Specta Holdings Inc. ("OCM"), $1,538,000 (13,056 Class A Units subject to put rights) from Blackstone SG Mezzanine Corp. ("Blackstone"), and $50,000 (77,627 Class B Units) from members of the Company's senior management. Members of senior management also contributed $37,000 for 110,000 unvested Class C Units.

On May 2, 2003, an additional 67,778 Class A Units were issued for $10,000,000 to reduce the Senior Term Loan (see Note 9). Of these units, 1,562 units are subject to put rights and had a fair value of $230,000.

On December 19, 2003, 50,834 Class A Units were issued for $7,500,000 related to the PSB acquisition (see Note 4). Of these units, 1,894 units are subject to put rights and had a fair value of $279,000.

As of December 31, 2003, an additional 7,500 unvested Class C Units were issued to an executive for approximately $2,000.

On December 31, 2003, 13,083 Time Based Class C Units and 13,083 Performance Based Class C Units vested.

The Company's Operating Agreement includes put rights issued to certain investors that give them the option to cause the Company to purchase all of the Class A Units subject to put rights held by the investor at specified periods of time, the earliest of which is 2007, at an estimated fair value at the time the put right is exercised. As of December 31, 2003, no fair value adjustments to the Class A redemption amounts were required.

14.    Related Party Transactions

During 2003, the Company declared and paid $2,285,000 of member distributions to Class A unitholders pursuant to the Operating Agreement. The Operating Agreement enables the Company to distribute sufficient cash for the members to pay their income taxes on their share of the Company's taxable income.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
December 31, 2003

14.    Related Party Transactions (Continued)

In connection with the Mafco acquisition, senior management of the Company canceled their vested options in the predecessor company. The Company's controlling member, SpectaGuard Holding Corporation, is obligated to return to members of senior management the amount of deferred payment totaling $15,730,000 in periods ranging from three to five years. This amount has been recorded at its present value and is included on the accompanying consolidated balance sheet in due to affiliates. Such amount will be settled by the issuance of Class A Units.

Pursuant to the Operating Agreement, a member of senior management has the right to cause the Company to purchase all, but not less than all, of his outstanding Class B Units on February 19, 2006 in accordance with a specified calculation as defined in the Operating Agreement. The fair value of the Class B Units subject to put rights was $0 for the units issued during 2003. As of December 31, 2003, no adjustments to the Class B redemption amounts were required.

15.    Subsequent Events (unaudited)

On February 23, 2004, the Company entered into a definitive agreement to purchase certain assets of Security Systems Inc. ("SSI") for approximately $11,250,000 subject to post-closing adjustments. SSI provides contract security officer services to various corporate customers and universities in the Boston Metropolitan area. This transaction closed on March 19, 2004.

On May 12, 2004, the Company entered into an agreement and plan of merger to acquire Barton Protective Services Incorporated ("Barton") for $180 million, subject to certain purchase price adjustments. Barton offers premium contract security officer services in vertical markets similar to the Company's existing markets. The acquisition closed on August 2, 2004.

In addition, simultaneously with the closing of the Barton acquisition, the Company entered into a new senior secured credit facility. The Company used initial borrowings under the new senior secured credit facility, together with the net proceeds from the note offering, to finance the purchase price for Barton, to repay amounts outstanding under the existing term loans and existing credit facility, to redeem the outstanding senior subordinated notes and to pay related fees, expenses and prepayment premiums.

SPECTAGUARD ACQUISITION LLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(In Thousands)
Period from February 19, 2003 to December 31, 2003:
Allowance for doubtful accounts	$—	1,502	(219)	$1,283

Allied Security Holdings LLC

Consolidated Balance Sheets

(Dollars in thousands, except unit data)

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,691	$8,102
Accounts receivable, net of allowance for doubtful accounts of $1,934 and $1,283	125,375	65,438
Prepaid expenses and other current assets	4,447	2,137
Prepaid insurance premium	10,294	3,805
Total current assets	160,807	79,482

Property and equipment, net	20,123	11,545
Goodwill	341,088	227,347
Other intangible assets, net	112,852	73,598
Deferred financing fees, net	13,069	8,002
Other assets	487	211
Total assets	$648,426	$400,185
Liabilities and members' equity
Current liabilities:
Current maturities of long-term debt	$16,000	$6,908
Insurance premium financing	9,993	3,303
Accounts payable	3,788	3,182
Accrued expenses	32,749	19,009
Accrued claims reserves	18,724	10,998
Accrued payroll and related payroll taxes	50,684	26,966
Accrued termination costs	6,564	1,276
Unearned income	11,074	8,677
Total current liabilities	149,576	80,319

Senior term loan	194,000	114,155
Senior subordinated notes	177,915	57,296
Due to affiliates	13,032	12,156
Other long-term liability	1,532	1,700
Class A units subject to put rights: 23,040 and 36,096 units authorized, issued and outstanding	2,816	4,354
Members' equity:
Units:
Class A, 9,500,000 units authorized, 867,945 and 854,889 units issued and outstanding	131,512	129,974
Class B, 200,000 units authorized, 77,627 units issued and outstanding	50	50
Class C, 300,000 units authorized, 130,250 and 117,500 issued and outstanding	49	39
Additional paid-in capital	393	393
Accumulated deficit	(22,439)	(251)
Accumulated other comprehensive loss	(10)	—
Total members' equity	109,555	130,205
Total liabilities and members' equity	$648,426	$400,185

See accompanying notes.

Allied Security Holdings LLC

Consolidated Statements of Operations

(Dollars in thousands)

	Nine months ended September 30, 2004	Period from February 19, 2003 through September 30, 2003	(Predecessor) Period from January 1, 2003 through February 18, 2003
Revenues	$593,735	$335,888	$70,419
Cost of revenues	502,488	280,328	59,568
	91,247	55,560	10,851

Branch and corporate overhead expenses	56,173	32,828	11,119
	35,074	22,732	(268)

Depreciation and amortization	18,021	10,966	1,447
Loss on early extinguishment of debt	18,742	—	3,291
Operating income (loss)	(1,689)	11,766	(5,006)

Interest expense, net	20,499	10,907	6,190
Income (loss) before income tax benefit	(22,188)	859	(11,196)
Income tax (benefit)	—	—	(1,421)
Net income (loss)	$(22,188)	$859	$(9,775)

See accompanying notes.

Allied Security Holdings LLC

Consolidated Statement of Cash Flows

(Dollars in thousands)

	Nine months ended September 30, 2004	Period from February 19, 2003 through September 30, 2003	(Predecessor) Period from January 1, 2003 through February 18, 2003
Cash flows from operating activities
Net income (loss)	$(22,188)	$859	$(9,775)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,021	10,966	1,447
Deferred income tax benefit	—	—	(461)
Loss on early extinguishment of debt	18,742	—	3,291
Non-cash interest expense	3,836	1,709	5,112
Changes in assets and liabilities (net of impact of acquired company):
Accounts receivable, net	(7,726)	(4,988)	560
Other current assets and liabilities, net	3,760	(5,561)	(3,511)
Accounts payable and accrued expenses	2,708	271	3,924
Unearned income	2,397	7,246	—
Net cash provided by operating activities	19,550	10,502	587

Cash flows from investing activities
Consideration paid for acquisition of businesses, net of cash acquired	(189,599)	—	—
Purchases of property and equipment	(6,660)	(3,827)	(902)
Other	—	(104)	(394)
Net cash used in investing activities	(196,259)	(3,931)	(1,296)

Cash flows from financing activities
Repayment of senior term loans and related penalties	(129,813)	(12,625)	—
Repayment of senior subordinated notes and related penalties	(69,181)	—	—
Contributed capital	—	10,000	—
Proceeds from issuance of senior term loans	217,500	—	—
Proceeds from issuance of senior subordinated notes	177,881	—	—
Insurance financing proceeds (payments), net	6,690	2,837	(978)
Non-compete payments	(300)	—	—
Financing fees	(13,469)	(2,307)	—
Other	—	(12)	(9)
Net cash provided by (used in) financing activities	189,308	(2,107)	(987)
Effect of foreign currency rates on cash and cash equivalents	(10)	—	—
Net change in cash and cash equivalents	12,589	4,464	(1,696)
Cash and cash equivalents at beginning of period	8,102	—	1,696
Cash and cash equivalents at end of period	$20,691	$4,464	$—

See accompanying notes.

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

1.    Organization and Basis of Presentation

SpectaGuard Acquisition LLC ("SpectaGuard") was formed on February 19, 2003, as a result of the purchase transaction by and among Mafco Holdings Inc. ("Mafco"), and certain of its related parties, as well as management of SpectaGuard's predecessor. As a result of this transaction, Mafco has a substantial controlling interest in the Company. Prior to this transaction, the Company (as hereinafter defined) also operated under the name SpectaGuard Acquisition ("Predecessor Company"). These financial statements include the results of operations prior to and since the date of Mafco's acquisition of SpectaGuard and reflect all purchase accounting adjustments required as of that date.

On August 2, 2004, simultaneous with the acquisition of Barton Protective Services Incorporated ("Barton"), the members of SpectaGuard became the members of Allied Security Holdings LLC (the "Company") through the contribution of their Class A, Class B, and Class C units, as applicable, of SpectaGuard in exchange for an identical number of Class A, Class B and Class C units, as applicable, of the Company. Allied Security Holdings has no independent assets or operations, other than its ownership of all of the membership units of SpectaGuard.

The Company provides premium contract security officer services to commercial organizations throughout the United States and toll collection services to the State of Florida Department of Transportation ("FDOT"). The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, which are (i) Effective Management Services LLC, (ii) Allied Security LLC, (iii) Allied Security LP, (iv) Professional Security Bureau LLC ("PSB") (see Note 4), and (v) Barton Protective Services LLC (see Note 4). All significant intercompany transactions have been eliminated in consolidation.

The Company operates under one segment under the names of "Allied Security" and "Barton Protective Services" nationally and also as "SpectaGuard" and "Professional Security Bureau" in the northeast region of the United States. The Company's wholly-owned international subsidiary is not significant to the Company's consolidated financial statements.

In the opinion of management, the accompanying condensed consolidated financial statements of the Company include all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial statements of the Company.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), the unaudited condensed consolidated financial statements do not include all of the information and notes normally included with annual financial statements prepared in accordance with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the consolidated historical financial statements and notes thereto for the period from February 19, 2003 (inception) to December 31, 2003, and the consolidated financial statements and notes thereto for the period from January 1, 2003 through February 18, 2003, included in the Company's Registration Statement on Form S-4 filed with the SEC on September 20, 2004. The results of operations and financial position, including working capital, for the three or nine months ended September 30, 2004 are not necessarily indicative of operating results for the year ending December 31, 2004.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

2.    Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The Company's customers are located throughout the United States. The Company grants credit to its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based on prior experience which management believes to be sufficient to cover potential credit losses and estimated billing adjustments. Such amounts are charged off against the allowance for doubtful accounts when the Company concludes that the balances will not be recoverable.

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the respective lives of the leases or the service lives of the improvements, whichever is shorter. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: leasehold improvements – up to 10 years; uniforms – 3 years; computer equipment – 3 to 5 years; office furniture and fixtures – 5 years.

Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. This standard requires the Company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amount of an asset or group of assets exceeds its net realizable value, the asset will be written down to its fair value.

Revenue Recognition

The Company recognizes revenue in the period in which services are provided. Unearned income represents amounts received from customers in advance of performing the related services.

Financial Instruments

The carrying value of short-term financial instruments, such as cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value based on the short-term maturities of these instruments.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

Statement of Cash Flows

The following noncash transactions have been excluded from the consolidated statement of cash flows for the nine months ended September 30, 2004, the period from February 19, 2003 through September 30, 2003, and the period from January 1, 2003 through February 18, 2003, respectively (in thousands):

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

2.    Summary of Significant Accounting Policies (Continued)

	Nine months ended September 30, 2004	Period from February 19, 2003 through September 30, 2003	(Predecessor ) Period from January 1, 2003 through February 18, 2003
Decrease in fair value of interest rate hedge on long-term debt	$—	$—	$352
Reclassification of Class A Units subject to put rights to Class A Units	$1,538	$—	$—

Cash interest paid during the nine months ended September 30, 2004, for the period from February 19, 2003 through September 30, 2003, and for the period from January 1, 2003 through February 18, 2003, was $16,737,000, $11,231,000 and $1,089,000, respectively.

3.    Mafco Acquisition

On February 19, 2003, Mafco, through its wholly-owned subsidiary SpectaGuard Holding Corporation, acquired the Predecessor Company, which included the former SpectaGuard Acquisition LLC and its wholly owned subsidiaries, from Gryphon Partners II, L.P. ("Gryphon") and other minority owners for approximately $263,588,000. This purchase was funded through borrowings of $151,156,000 and cash contributions of $116,915,000 recorded as follows: $112,983,000 from Mafco and its affiliates for Class A Units, $2,307,000 from OCM Specta Holdings Inc. ("OCM") for Class A Units, $1,538,000 from Blackstone SG Mezzanine Corp. ("Blackstone") for Class A units, and $87,000 from members of the Company's senior management for Class B and Class C units. (See Note 11.)

In connection with this transaction, a syndication of lending institutions underwrote $125,000,000 of Senior Secured Credit Facilities (the "Refinanced Senior Secured Credit Facilities"). The Refinanced Senior Secured Credit Facilities consisted of (i) a $20,000,000 5-year Revolving Credit Facility (the "Refinanced Revolver") and (ii) a $105,000,000 7-year Senior Term Loan Facility (the "Refinanced Senior Term Loan"). In addition, the Company issued at a discount Senior Subordinated Notes (the "Refinanced Senior Subordinated Notes") to affiliates of OCM and Blackstone with an aggregate face value of $50,000,000 for net proceeds of $46,156,000. (See Note 7.)

The purchase price has been allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition. The estimated cost of the acquisition (exclusive of financing costs) was $263,588,000 and is allocated as follows (in thousands):

Current assets	$55,705
Property and equipment	9,913
Goodwill	195,647
Customer list	73,643
Other assets	144
Current liabilities	(60,229)
Other long-term liabilities	(11,235)
$263,588

4.    Acquisitions

On December 19, 2003, the Company acquired all of the outstanding common shares of Professional Security Bureau, Ltd. ("PSB Acquisition"). PSB provides high-quality contract security

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

4.    Acquisitions (Continued)

services to corporate customers primarily within the same northeast United States region as the Company. The purchase price has preliminarily been allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition. The cost of the acquisition was subject to a working capital purchase price adjustment settled in 2004 for $100,000. The estimated cost of the acquisition (exclusive of financing costs) was approximately $45,766,000 and is allocated as follows (in thousands):

Current assets, net of cash acquired of $485	$12,099
Property and equipment	533
Goodwill	31,867
Customer list	8,877
Covenant not-to-compete	1,700
Other assets	66
Current liabilities	(7,676)
Covenant not-to-compete liability	(1,700)
$45,766

This purchase was funded through borrowings of $40,500,000 (see Note 7) and cash contributions of $7,500,000 recorded as follows: $6,651,000 from Mafco and its affiliates, $173,000 from OCM, $107,000 Blackstone and $569,000 from members of the Company's senior management in each case in exchange for Class A units (see Note 11).

In connection with the acquisition of PSB, two former owner/executives entered into covenant not-to-compete agreements with the Company. The terms of the agreements are five years from December 19, 2003. In consideration for these individuals entering into these agreements, the Company will pay $2,250,000 in the aggregate to these individuals over the term of the agreements. Payments under the covenant not-to-compete agreements are subordinated to the Company's New Credit Facility (as hereinafter defined) (see Note 7) and have been recorded at the discounted present value of the liability. Covenants not-to-compete are being amortized over the benefit period of five years and are included in the caption as other long-term liability on the accompanying consolidated balance sheets.

As a result of this transaction, the Company adopted a formal plan (the "PSB Plan") to terminate certain PSB employees and exit duplicative PSB office facilities. The PSB Plan includes severance-related benefits for approximately 120 PSB employees. The PSB Plan also includes lease termination costs in order to exit 14 PSB office facilities. The Company recorded a total reserve of $1,276,000 related to the PSB Plan as a part of the purchase price allocation above. As of September 30, 2004, $660,000 of payments have been made related to the PSB Plan. The Company expects to complete the PSB Plan by December 2004.

In connection with the PSB Acquisition, $3,000,000 has been deposited by the Company into an escrow account pursuant to the Indemnity Escrow Agreement entered into on December 19, 2003 among the Company, then current shareholders of PSB and the escrow agent. The funds will remain in the escrow account until December 19, 2004 and any remaining balance not disbursed pursuant to the Escrow Agreement will thereafter be remitted to the former PSB shareholders.

On March 19, 2004, the Company acquired certain assets of Security Systems, Inc. (the "SSI Acquisition"). Prior to the SSI Acquisition, SSI provided contract security officer services to various corporate customers and universities in the Boston Metropolitan area. The purchase price has been

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

4.    Acquisitions (Continued)

preliminarily allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition. The cost of the acquisition is subject to revenue related purchase price adjustments of which $719,000 has been settled as of September 30, 2004. The estimated cost of the acquisition (exclusive of financing costs) was $10,574,000 and is allocated as follows (in thousands):

Current assets	$2,910
Property and equipment	120
Goodwill	5,090
Customer list	2,808
Current liabilities	(354)
$10,574

This purchase was funded through borrowings of $7,500,000 (see Note 7).

On August 2, 2004, the Company acquired all of the outstanding common shares of Barton (the "Barton Acquisition"). Barton provides premium contract security officer services to commercial organizations throughout the United States and toll collection services to the FDOT. The purchase price has preliminarily been allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition. The Company is currently in the process of obtaining a valuation of the intangible assets acquired in the acquisition. The estimated cost of the acquisition (exclusive of financing costs) was approximately $178,912,000 and is allocated as follows (in thousands):

Current assets	$50,111
Property and equipment	7,665
Goodwill	108,484
Customer list	48,600
Other assets	246
Current liabilities	(36,194)
$178,912

This purchase was funded as part of the borrowings of $210,000,000 of New Senior Term Loans (as hereinafter defined) and $180,000,000 aggregate principal amount of Notes (as hereinafter defined) (see Note 7).

As a result of the Barton Acquisition, the Company adopted a formal plan (the "Barton Plan") to terminate certain Barton employees and exit duplicative Barton office facilities. The Barton Plan includes severance-related benefits for approximately 246 Barton employees. The Barton Plan also includes lease termination costs in order to exit 21 Barton office facilities. The Company recorded a total reserve of approximately $6,135,000 related to the Barton Plan as part of the purchase price allocation above. As of September 30, 2004, approximately $187,000 of payments have been made related to the Barton Plan. The Company expects to complete the Barton Plan by August 2005.

In connection with the Barton Acquisition, $9,000,000 has been deposited by the Company into an escrow account pursuant to the Indemnity Escrow Agreement entered into on August 2, 2004 among the Company, then current shareholders of Barton and the escrow agent. The funds will remain in the escrow account until March 31, 2006 and any remaining balance not distributed pursuant to the Indemnity Escrow Agreement will thereafter be remitted to the former Barton shareholders.

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

4.    Acquisitions (Continued)

Unaudited pro forma results of operations of the Company are as follows assuming the Barton, PSB and SSI Acquisitions occurred at the beginning of the periods presented (in thousands):

	Nine Months Ended September 30, 2004	Period from February 19, 2003 through September 30, 2003	(Predecessor ) Period from January 1, 2003 through February 18, 2003
Revenues	$818,968	$616,849	$134,936
Operating income (loss)	$1,985	$21,325	$(20,370)
Net income (loss)	$(26,090)	$(2,284)	$(30,599)

5.    Goodwill and Other Intangible Assets

Goodwill is deemed to have an indefinite life and is not amortized, but is subject to annual impairment tests. The Company completed its annual impairment assessment in the fourth quarter of fiscal 2003 using the undiscounted cash flow method and concluded that there is no impairment of goodwill.

The change in carrying amount of goodwill for the nine months ended September 30, 2004 is as follows (in thousands):

Balance as of December 31, 2003	$227,347
Adjustment to PSB Acquisition goodwill	167
SSI Acquisition	5,090
Barton Acquisition	108,484
Balance as of September 30, 2004	$341,088

The goodwill additions related to the Barton, PSB, and SSI Acquisitions in 2004 are preliminary and are subject to adjustments subsequent to September 30, 2004.

Gross carrying amounts and accumulated amortization for intangible assets as of September 30, 2004 and December 31, 2003 are as follows (in thousands):

	Gross Carrying Amount		Accumulated Amortization
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Amortized intangible assets: Customer lists	$133,929	$82,520	$(22,522)	$(10,622)
Covenants not-to-compete	1,700	1,700	(255)	—
Total	$135,629	$84,220	$(22,777)	$(10,622)

The value of the customer lists acquired is being amortized using the straight-line method over 6 years. Covenants not-to-compete are being amortized using the straight-line method over 5 years.

Amortization expense for the nine months ended September 30, 2004, for the period from February 19, 2003 through September 30, 2003, and for the period from January 1, 2003 through February 18, 2003 was approximately $12,155,000, $7,501,000, and $716,000, respectively.

Estimated annual aggregate amortization expense for the current year and subsequent five years is as follows (in thousands):

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

5.    Goodwill and Other Intangible Assets (Continued)

For the year ended December 31, 2004	$18,865
For the year ended December 31, 2005	$22,661
For the year ended December 31, 2006	$22,661
For the year ended December 31, 2007	$22,661
For the year ended December 31, 2008	$22,661
For the year ended December 31, 2009	$11,727

6.    Deferred Financing Fees

Deferred financing fees are being amortized to interest expense using the effective interest method over the term of their respective financing agreements in relation to the Notes and the New Senior Term Loans, which mature between June 2010 and July 2011 (see Note 7).

Amortization of deferred financing fees for the nine months ended September 30, 2004, for the period from February 19, 2003 through September 30, 2003, and for the period from January 1, 2003 through February 18, 2003 was approximately $1,451,000, $873,000, and $47,000, respectively.

7.    Debt

The Company's debt is summarized as follows at September 30, 2004 and December 31, 2003 (in thousands):

	September 30, 2004	December 31, 2003
New Senior Term Loan, variable rate interest (5.89% at September 30, 2004), due through June 30, 2010	$210,000	$—
Refinanced Senior Term Loan, variable rate interest (7.50% at December 31, 2003)	—	121,063
11.375% Senior Subordinated Notes, due July 15, 2011	177,915	—
15.00% Refinanced Senior Subordinated Notes, including 3.00% PIK (paid-in-kind) interest	—	46,796
16.25% Refinanced Senior Subordinated Notes, including 4.25% PIK (paid-in-kind) interest	—	10,500
2.99% fixed rate insurance premium financing, due through May 1, 2005	9,993	—
3.38% fixed rate insurance premium financing	—	3,303
	397,908	181,662
Less current maturities	(25,993)	(10,211)
	$371,915	$171,451

In connection with the February 19, 2003 formation of the Company, a $125,000,000 Refinanced Senior Secured Credit Facility was executed. The Refinanced Senior Secured Credit Facility consisted of (i) a $20,000,000 5-year Refinanced Revolver and (ii) a $105,000,000 7-year Refinanced Senior Term Loan. The Refinanced Senior Secured Credit Facility was amended on May 2, 2003 ("First Amended Refinanced Credit Facility") to reduce the Refinanced Senior Term Loan to $95,000,000. As a result of the First Amended Refinanced Credit Facility, an additional 67,778 Class A Units were issued for $10,000,000 to reduce the principal amount of the Refinanced Term Loan (see Note 11). The Refinanced Senior Term Loan bore interest on the outstanding principal balance at a rate equal to the three-month LIBOR (with a floor limit of 2.50%) plus a 5.00% margin.

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

7.    Debt (Continued)

The Refinanced Revolver included up to $20,000,000 of letter of credit availability. Amounts outstanding under the Refinanced Revolver would have been due on February 19, 2008. Interest was payable based on LIBOR or base rate plus the applicable margin of 5.00% or 4.00%, respectively.

The Company issued $50,000,000 face value Refinanced Senior Subordinated Notes at a $3,844,000 discount in connection with its February 19, 2003 formation. The terms of the Refinanced Senior Subordinated Notes included 12.00% annual cash interest and 3.00% PIK (paid-in-kind) interest. Interest was payable quarterly. At its election, the Company could have paid the PIK interest, or added it to the principal balance as new Refinanced Senior Subordinated Notes. The Refinanced Senior Subordinated Notes were due June 30, 2010. The debt discount was being amortized to interest expense over the term of the Refinanced Senior Subordinated Notes.

In connection with the PSB Acquisition on December 19, 2003, the First Amended Refinanced Credit Facility was amended and restated (the "Second Amended Refinanced Credit Facility"). The Second Amended Refinanced Credit Facility provided for an add-on Refinanced Senior Term Loan in the amount of $30,000,000 and an additional $10,000,000 in Refinanced Revolver availability resulting in total availability under the Refinanced Revolver of up to $30,000,000. Other terms of the Second Amended Refinanced Credit Facility were substantially identical to the First Amended Refinanced Credit Facility.

Also as a result of the PSB Acquisition, the Company issued an additional $10,500,000 in Refinanced Senior Subordinated Notes. The terms included 12.00% annual cash interest and 4.25% PIK interest payable quarterly. At its election, the Company could have paid the PIK interest, or added it to the principal balance as new Refinanced Senior Subordinated Notes. The Refinanced Senior Subordinated Notes were due June 30, 2010.

On March 19, 2004, in connection with the SSI Acquisition, the Company issued a $7,500,000 add-on term loan which was permitted as a delayed draw in the Second Amended Refinanced Credit Facility.

Simultaneous with the closing of the Barton Acquisition on August 2, 2004, the Company entered into a new senior secured credit facility (the "New Credit Facility") with Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders arranged by Bear, Stearns & Co. Inc. The New Credit Facility provides for (i) a $210,000,000 six-year term loan facility (the "New Senior Term Loan") and (ii) a $50,000,000 five-year revolving loan (the "New Revolver") with certain sub-limits for letters of credit and swingline loans. In addition, the Company issued $180,000,000 in aggregate principal amount of senior subordinated notes (the "Notes"), at a discount of $2,118,600 and bearing interest of 11.375%, which mature on July 15, 2011. The Company used initial borrowings under the New Credit Facility, together with the net proceeds from the Notes, to finance the purchase price for Barton, to repay amounts outstanding under the Refinanced Credit Facility, to redeem the then outstanding Refinanced Senior Subordinated Notes and to pay related fees, expenses and redemption premiums. As of August 2, 2004 and prior to giving effect to the Transactions, the Company had $125,000,000 in term loans outstanding under the Refinanced Credit Facility, which provided for interest at a rate of 7.50% per annum at such date. The Refinanced Senior Subordinated Notes comprised $50,000,000 aggregate face value of senior subordinated notes due June 30, 2010 which provided for cash interest at 12.00% per annum and paid-in-kind interest at 3.00% per annum, each payable quarterly, and $10,500,000 aggregate face value of senior subordinated notes due June 30, 2010 which provided for cash interest at 12.00% per annum and paid-in-kind interest at 4.25% per annum, each payable quarterly. The Company had $61,900,000 principal outstanding, including paid-in-kind interest, of Refinanced Senior Subordinated Notes as of August 2, 2004 prior to redemption of the Refinanced Senior Subordinated Notes.

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

7.    Debt (Continued)

For the New Senior Term Loan, each eurodollar rate loan bears interest at a rate per annum equal to the eurodollar rate for such day plus 4.25%. Each base rate loan bears interest at a rate per annum equal to the base rate plus 3.25%. As of September 30, 2004, the principal amount outstanding was $210,000,000 bearing an interest rate of 5.89%.

The New Revolver includes a sublimit of up to $40,000,000 of letter of credit availability. The New Revolver availability is reduced by outstanding letters of credit, which totaled $30,968,000 as of September 30, 2004. For the New Revolver, each eurodollar rate loan bears interest at a rate per annum equal to the eurodollar rate for such day plus 4.50%. Each base rate loan bears interest at a rate per annum equal to the base rate plus 3.50%. Amounts outstanding on the New Revolver are due on August 2, 2009. As of September 30, 004, the interest rate was 4.50% and the outstanding New Revolver balance, excluding the outstanding letters of credit, was zero.

The Company's assets were pledged as collateral for the Refinanced Credit Facility. The Company's assets are pledged as collateral for the New Credit Facility.

The New Credit Facility and the Notes are guaranteed by each of the Company's current and future domestic subsidiaries. These guarantees are joint and several obligations of the domestic subsidiaries. The Company has a non-guarantor subsidiary located in the United Kingdom, which generates less than one percent of the consolidated revenues and holds less than one percent of the consolidated assets as of September 30, 2004. The parent company, Allied Security Holdings LLC, has no independent assets or operations.

Based on the borrowing rates currently available for loans with similar terms and maturities, the fair value of the long-term debt approximated its carrying value at September 30, 2004.

The New Credit Facility and the Notes contain various financial and other covenants. The Company was in compliance with all such financial covenants at September 30, 2004.

In the ordinary course of business, the Company enters into short-term financing agreements in order to fund its business insurance policy premiums. On August 4, 2003, the Company entered into such a financing agreement with Cananwill, Inc. for a total amount of $5,863,000. Payments were due in equal monthly installments through May 1, 2004 and bore an annual interest rate of 3.38%. As of September 30, 2004, all obligations of the Company under this financing agreement had been satisfied. On August 13, 2004, the Company entered into a new financing agreement with Cananwill, Inc. for a total amount of $11,242,000. Payments are due in equal monthly installments through May 1, 2005 and bear an annual interest rate of 2.99%. As of September 30, 2004, the remaining balance of this financing agreement including accrued interest was $9,993,000.

8.    Contingent Liabilities

In the normal course of operations, various legal claims are filed against the Company. The Company has provided for certain of these claims based upon insurance coverages, management's judgment, and the advice of counsel. In the opinion of management, the ultimate outcome of these actions is not expected to have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

9.    Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) and other changes in members' equity (deficit) from transactions and other events from sources other than members. A reconciliation of net income (loss) to other comprehensive income (loss) is as follows (in thousands):

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

9.    Comprehensive Income (Loss) (Continued)

	Three months Ended September 30,		Nine Months ended September30,	Period from February 19 through September 30,	(Predecessor) Period from January 1 through February 18,
	2004	2003	2004	2003	2003
Net income (loss)	$(19,487)	$1,183	$(22,188)	$859	$(9,775)
Change in fair value of interest rate swap contracts	—	—	—	—	(352)
Realization of loss on hedge instruments	—	—	—	—	5,064
Foreign currency translation adjustments	(10)	—	(10)	—	—
Comprehensive income (loss)	$(19,497)	$1,183	$(22,198)	$859	$(5,063)

10.    Income Taxes

The members of the Company have elected to be treated as a partnership for both federal and state income tax purposes. In accordance with applicable regulations, taxable income or loss of the Company is required to be reported in the income tax returns of the Company's members in accordance with the Company's Operating Agreement, dated as of August 2, 2004 (the "Operating Agreement"). The Operating Agreement enables the Company to make distributions to each member to satisfy their respective tax liability arising in connection with their respective ownership interest in the Company. Accordingly, no provision for income taxes has been made in the Company's consolidated financial statements. Due principally to differences in depreciation and amortization, taxable income may vary substantially from income reported for financial statement purposes.

Under the Predecessor Company, Effective Holdings Inc. and its subsidiaries and AS Acquisition Inc. and its subsidiaries, all of which corporations were converted to limited liability companies, were taxed under Subchapter C of the Internal Revenue Code. The effective tax rate for the Predecessor Company differs from the federal statutory rate due primarily to state taxes, nondeductible items, and operating results not taxed at the corporate level.

11.    Units Subject to Put Rights and Members' Equity

The capital structure of the Company consists of three classes of interests which are designated as Class A Units, Class B Units, and Class C Units (collectively, "Units"). The Company is authorized to issue up to 10,000,000 Units. The Units do not have any voting approval or consent rights. Class A and Class B Units represent vested ownership interests in the Company. Class C Units vest 50% based on passage of time ("Time Based") and 50% based on achievement of defined performance targets ("Performance-Based") over periods ranging from three to five years.

Pursuant to the Operating Agreement, cash distributions may be made to the members in the following order and priority: (i) among the Units in proportion to, and to the extent of, initial contributed capital attributable to the Units (excluding any capital attributable to unvested Class C Units) until all initial contributed capital has been returned, and (ii) any remaining balance, to the members in proportion to their ownership percentage.

Upon formation of the Company on February 19, 2003, initial capital contributed was approximately $116,878,000. This consisted of $112,983,000 (739,733 Class A Units) from Mafco and its affiliates, $2,307,000 (19,584 Class A Units subject to put rights) from OCM, $1,538,000 (13,056

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

11.    Units Subject to Put Rights and Members' Equity (Continued)

Class A Units subject to put rights) from Blackstone, and $50,000 (77,627 Class B Units) from members of the Company's senior management. Members of senior management also contributed $37,000 for 110,000 unvested Class C Units.

On May 2, 2003, an additional 67,778 Class A Units were issued for $10,000,000 to reduce the principal amount outstanding under the Refinanced Senior Term Loan (see Note 7). Of these units, 1,562 units were subject to put rights and had a fair value of $230,000.

On December 19, 2003, 50,834 Class A Units were issued for $7,500,000 related to the PSB Acquisition (see Note 4). Of these units, 1,894 units were subject to put rights and had a fair value of $279,000.

As of December 31, 2003, an additional 7,500 unvested Class C Units were issued to an executive for approximately $2,000.

On December 31, 2003, 13,083 Time-Based Class C Units and 13,083 Performance-Based Class C Units vested.

On June 1, 2004, an additional 7,500 unvested Class C Units were issued to an executive for approximately $5,000.

On August 2, 2004, an additional 7,500 Class C Units were issued, of which 750 units were immediately vested, to an executive for approximately $5,000.

On August 2, 2004, a direct subsidiary of Mafco acquired all of the shares of Blackstone and changed the name of Blackstone to SpectaGuard Holding Two Corporation. As a result, the put rights associated with the 13,056 Class A Units were canceled. The Class A Units formerly held by Blackstone are now held by SpectaGuard Holding Two Corporation.

On August 5, 2004, 2,250 unvested Performance-Based Class C Units were forfeited due to an executive employment termination.

The Operating Agreement includes put rights issued to OCM that give OCM the option to cause the Company to purchase all of the Class A Units subject to put rights held by them at specified periods of time, the earliest of which is 2007, at an estimated fair value at the time the put right is exercised. As of September 30, 2004, no fair value adjustments to the Class A redemption amounts were required.

Pursuant to the Operating Agreement, a member of senior management has the right to cause the Company to purchase all, but not less than all, of his outstanding Class B Units during a 90 day period beginning on February 19, 2006 in accordance with a specified calculation as defined in the Operating Agreement. The fair value of the Class B Units subject to put rights was $0 for units issued during 2004. As of September 30, 2004, no adjustments to the Class B redemption amounts were required.

12.    Related Party Transactions

In connection with the Mafco acquisition, senior management of the Company canceled their vested options in the Predecessor Company. The Company's majority member, SpectaGuard Holding Corporation, is obligated to return to members of senior management the amount of deferred payment totaling $15,730,000 in periods ranging from three to five years. This amount has been recorded at its present value and is included on the accompanying consolidated balance sheets in due to affiliates. The Company is obligated to reimburse SpectaGuard Holding Corporation for all costs and expenses incurred in connection with its performance under the Amended and Restated

Allied Security Holdings LLC
Notes to Consolidated Financial Statements
(Unaudited except for the period from January 1, 2003 through February 18, 2003)
September 30, 2004

12.    Related Party Transactions (Continued)

Management Agreement between SpectaGuard and SpectaGuard Holding Corporation dated as of August 2, 2004 including amounts of such deferred payments to senior management.

Gryphon charged the Predecessor Company an administrative fee for management services that Gryphon performed on behalf of the Predecessor Company. The total expense incurred by the Predecessor Company related to this fee for the period from January 1, 2003 through February 18, 2003 was approximately $96,000 which has been included in branch and corporate overhead expenses on the consolidated statements of operations.

The Predecessor Company reimbursed Gryphon for certain costs that Gryphon incurred in connection with its services to the Predecessor Company. The amount reimbursed for the period from January 1, 2003 through February 18, 2003 was $92,000.

The Predecessor Company had a note receivable from an executive and stockholder in the amount of approximately $268,000 plus interest payable of 10%. The loan was settled and subsequently paid on February 19, 2003 in conjunction with the sale of the Predecessor Company. (See Note 3.)

13.    Leases

The Company has commitments under operating leases for certain equipment and facilities used in its operations. Total rental expense for the nine months ended September 30, 2004, the period from February 19, 2003 through September 30, 2003, and for the period from January 1, 2003 through February 18, 2003 was approximately $4,302,000, $2,735,000, and $561,000, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Committee
SpectaGuard Acquisition LLC

We have audited the accompanying consolidated balance sheets of SpectaGuard Acquisition LLC as of February 18, 2003 and December 31, 2002, and the related consolidated statements of operations, changes in members' equity, and cash flows for the period from January 1, 2003 through February 18, 2003, and for the years ended December 31, 2002 and 2001. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SpectaGuard Acquisition LLC at February 18, 2003 and December 31, 2002, and the consolidated results of its operations and its cash flows for the period from January 1, 2003 through February 18, 2003, and for the years ended December 31, 2002 and 2001, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/ Ernst & Young LLP

Philadelphia, PA
June 7, 2004

SpectaGuard Acquisition LLC

Consolidated Balance Sheets
(Dollars in thousands, except share data)

	February 18, 2003	December 31, 2002
Assets
Current assets:
Cash and cash equivalents	$—	$1,696
Accounts receivable, net of allowance for doubtful accounts of $1,860 and $1,706	52,486	53,046
Deferred tax asset	5,952	5,685
Prepaid insurance premium	2,448	3,426
Prepaid expenses and other	1,039	899
Total current assets	61,925	64,752
Property and equipment, net	9,913	9,742
Goodwill	93,544	93,544
Customer lists, net of accumulated amortization of $21,608 and $21,008	26,732	27,332
Covenants not-to-compete, net of accumulated amortization of $1,451 and $1,382	3,556	3,625
Other assets	538	1,914
Total assets	$196,208	$200,909
Liabilities and members' equity
Current liabilities:
Current maturities of long-term debt	$7,983	$7,983
Insurance premium financing	2,448	3,426
Accounts payable	4,054	2,777
Accrued expenses	26,054	18,434
Accrued income taxes	6,476	7,624
Accrued claims reserves	9,524	9,302
Accrued payroll and related payroll taxes	17,971	18,058
Unearned income	3,285	6,624
Total current liabilities	77,795	74,228
Long-term debt	79,839	79,476
Deferred income taxes	8,605	8,798
Other long-term liabilities	5,076	8,453
Series A redeemable preferred shares, 1,000,000 shares authorized, 3,000 shares issued and outstanding at February 18, 2003 and December 31, 2002; liquidation preference of $3,985 at February 18, 2003	3,985	3,932
Members' equity:
Series B preferred shares, 9,000,000 shares authorized, 46,967 shares issued and outstanding at February 18, 2003 and December 31, 2002, respectively; liquidation preference of $69,437 at February 18, 2003	69,437	68,131
Common shares, 80,000,000 shares authorized, 37,854,662 shares issued and outstanding at February 18, 2003 and December 31, 2002, respectively	5,594	5,594
Additional paid-in capital	1,349	1,349
Unearned compensation	(41)	(43)
Accumulated other comprehensive loss	—	(4,712)
Accumulated deficit	(55,431)	(44,297)
Total members' equity	20,908	26,022
Total liabilities and members' equity	$196,208	$200,909

See accompanying notes.

SpectaGuard Acquisition LLC

Consolidated Statements of Operations
(Dollars in thousands)

	Period from January 1, 2003 through February 18, 2003	Year ended December 31
		2002	2001
Revenues	$70,419	$510,592	$450,474
Cost of revenues	59,568	425,221	374,210
	10,851	85,371	76,264
Branch and corporate overhead expenses	11,119	52,036	48,169
Nonrecurring expenses	—	1,878	—
	(268)	31,457	28,095
Depreciation and amortization	1,447	14,907	16,073
Loss on early extinguishment of debt	3,291	—	—
Operating income	(5,006)	16,550	12,022
Interest expense, net	6,190	11,721	13,909
Income (loss) before income tax (benefit) expense and discontinued operations	(11,196)	4,829	(1,887)
Income tax (benefit) expense	(1,421)	(544)	2,860
Income (loss) before discontinued operations	(9,775)	5,373	(4,747)
Loss from discontinued operations	—	—	(767)
Net income (loss)	$(9,775)	$5,373	$(5,514)

See accompanying notes.

SpectaGuard Acquisition LLC

Consolidated Statements of Changes in Members' Equity
Period from January 1, 2003 through February 18, 2003
and years ended December 31, 2002 and 2001
(Dollars in thousands, except share data)

	Series B Preferred Shares		Common Shares		Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Members' Equity
	Number of Shares	Amount	Number of Shares	Amount

Balance at December 31, 2000	46,918	$52,356	37,748,232	$5,571	$901	$—	$—	$(25,460)	$33,368
Stock issuances	49	49	69,189	11	—	—	—	—	60
Accretion of preferred stock to redemption value	—	7,359	—	—	—	—	—	(7,684)	(325)
Net loss	—	—	—	—	—	—	—	(5,514)	(5,514)
Cumulative effect of adoption of SFAS 133, as of January 1, 2001	—	—	—	—	—	—	(1,828)	—	(1,828)
Decrease in fair value of hedge	—	—	—	—	—	—	(1,816)	—	(1,816)
Reclassify unearned compensation	—	—	—	—	50	(50)	—	—	—
Balance at December 31, 2001	46,967	59,764	37,817,421	5,582	951	(50)	(3,644)	(38,658)	23,945
Stock issuances, net	—	—	37,241	12	(16)	—	—	—	(4)
Accretion of preferred stock to redemption value	—	8,367	—	—	—	—	—	(8,724)	(357)
Member distributions declared	—	—	—	—	—	—	—	(2,288)	(2,288)
Amortization of unearned compensation	—	—	—	—	—	7	—	—	7
Warrants issued in connection with an acquisition	—	—	—	—	414	—	—	—	414
Net income	—	—	—	—	—	—	—	5,373	5,373
Decrease in fair value of hedge	—	—	—	—	—	—	(1,068)	—	(1,068)
Balance at December 31, 2002	46,967	68,131	37,854,662	5,594	1,349	(43)	(4,712)	(44,297)	26,022
Accretion of preferred stock to redemption value	—	1,306	—	—	—	—	—	(1,359)	(53)
Amortization of unearned compensation	—	—	—	—	—	2	—	—	2
Decrease in fair value of hedge instrument	—	—	—	—	—	—	(352)	—	(352)
Realization of loss on hedge instrument	—	—	—	—	—	—	5,064	—	5,064
Net loss	—	—	—	—	—	—	—	(9,775)	(9,775)
Balance at February 18, 2003	46,967	$69,437	37,854,662	$5,594	$1,349	$(41)	$—	$(55,431)	$20,908

See accompanying notes.

SpectaGuard Acquisition LLC

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Period from January 1, 2003 through February 18, 2003	Year ended December 31
		2002	2001
Cash flows from operating activities
Net income (loss)	$(9,775)	$5,373	$(5,514)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,447	14,907	16,073
Deferred income tax benefit	(461)	(3,838)	(1,142)
Loss on early extinguishment of debt	3,291	—	—
Noncash interest expense	5,112	524	526
Loss on sale of electronics division	—	—	227
Changes in assets and liabilities:
Accounts receivable, net	560	9,706	(6,426)
Other current assets and liabilities, net	(3,511)	3,883	7,804
Accounts payable and accrued expenses	3,924	(1,426)	2,518
Other, net	—	7	(686)
Net cash provided by operating activities	587	29,136	13,380

Cash flows from investing activities
Consideration paid for acquisition of businesses, net of cash acquired	—	—	(2,424)
Proceeds from sale of electronics division	—	—	840
Purchases of property and equipment, net	(902)	(5,712)	(5,395)
Other	(394)	—	200
Net cash used in investing activities	(1,296)	(5,712)	(6,779)
Cash flows from financing activities
Net (payments) borrowings on Revolving Loan	—	(15,000)	(1,000)
Repayment of Term Loans	—	(6,484)	(6,209)
Insurance financing	(978)	(50)	657
Contributed capital	—	—	60
Distributions to members	—	(161)	—
Other	(9)	(33)	(109)
Net cash used in financing activities	(987)	(21,728)	(6,601)
Net change in cash and cash equivalents	(1,696)	1,696	—
Cash and cash equivalents at beginning of period	1,696	—	—
Cash and cash equivalents at end of period	$—	$1,696	$—

See accompanying notes.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements
February 18, 2003

1.    Organization and Basis of Presentation

SpectaGuard Acquisition LLC (the Company) was formed on December 11, 1997, and acquired certain assets and liabilities of the SpectaGuard Group on January 23, 1998. The Company provides security services to commercial organizations throughout the United States. The consolidated financial statements of the Company include the accounts of SpectaGuard Acquisition LLC and its wholly-owned subsidiaries, which are (i) Effective Holdings, Inc. and its wholly-owned subsidiaries, SpectaGuard of NY, Inc. (formerly Effective Security Systems, Inc.) and Effective Management Services, Inc. (collectively, Effective) and (ii) AS Acquisition Corporation (Allied) and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The majority owners of the Company are Gryphon SpectaGuard Partners, L.P. and Gryphon SpectaGuard II, Inc., entities controlled by Gryphon Partners, L.P. (Gryphon). See Note 18 related to the subsequent sale of the Company.

The Company operates under one segment (i.e., security services) under the name of Allied Security nationally and also as SpectaGuard in the northeast United States.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Accounts Receivable

The Company's customers are located throughout the United States. The Company grants credit to its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based on prior experience which management believes to be sufficient to cover potential credit losses and estimated billing adjustments. Such amounts are charged off against the allowance for doubtful accounts when the Company concludes that the balances will not be recoverable.

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the respective lives of the leases or the service lives of the improvements, whichever is shorter. Depreciation of property and equipment is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. The useful lives are as follows: leasehold improvements – up to 10 years; vehicles – 3 years; uniforms – 3 years; computer equipment – 3 to 5 years; office furniture, fixtures, and equipment – 5 years.

Revenue Recognition

The Company recognizes revenue in the period in which services are provided. Unearned income represents amounts received from customers in advance of performing the related services.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

2.    Summary of Significant Accounting Policies (continued)

Employees (APB 25). The Company has elected to account for stock-based compensation in accordance with APB 25. Pro forma results of operations as if SFAS 123 had been used would not be materially different from reported results of operations.

Financial Instruments

The carrying value of short-term financial instruments, such as cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value based on the short-term maturities of these instruments.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

Reclassifications

Certain amounts in the prior-period consolidated financial statements have been reclassified to conform to their current-period presentation.

Statements of Cash Flows

The following noncash transactions have been excluded from the consolidated statements of cash flows for the period January 1, 2003 through February 18, 2003 and years ended December 31, 2002 and 2001:

	Period from January 1, 2003 through February 18,	Year ended December 31
	2003	2002	2001
	(In thousands)
Cumulative effect of adoption of SFAS 133, as of January 1, 2001	$—	$—	$1,828
Decrease in fair value of interest rate hedge on long-term debt	$352	$1,068	$1,816
Accrued member distributions	$—	$2,127	$—
Issuance of warrants in connection with an acquisition	$	$414	$—

3.    Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company adopted SFAS No. 142 effective January 1, 2002. Upon adoption of SFAS 142, the Company completed its assessment of goodwill and did not incur an impairment charge. Further, the Company completed its annual impairment assessment and concluded that there is no impairment of goodwill. Fair value for this purpose was determined using a

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

3.    Goodwill (continued)

discounted cash flow analysis and validated by the sale of the Company as discussed in Note 18. Had the Company adopted SFAS No. 142 on January 1, 2000, the historical net loss would have been as follows (in thousands):

Year ended December 31, 2001

Net loss as reported	$(5,514)
Elimination of goodwill amortization	5,340
Adjusted net loss	$(174)

4.    Other Intangibles

The value of the customer lists acquired is being amortized using the straight-line method over periods of 9 to 13 years. Covenants not-to-compete are being amortized over 10 years, which is the term of the agreements. Deferred financing fees, included under the caption "Other assets," are being amortized over 8 years, which is the term of the agreement. The estimated annual aggregate amortization expense for all these Intangibles for the succeeding five fiscal years is as follows (in thousands):

2004	$5,184
2005	$5,184
2006	$5,184
2007	$5,027
2008	$4,245

Amortization expense, including Goodwill amortization, for the period January 1, 2003 through February 18, 2003 and the years ended December 31, 2002 and 2001 was approximately $876,000, $9,560,000, and $11,091,000, respectively.

During 2002, the Company lost certain of its customers acquired in the Allied and Effective acquisitions. As a result, the Company recorded accelerated amortization expense totaling $3,701,000, which represents the net book value of the customer accounts on the date they were lost. As customers are lost in the normal course of business, the Company reviews this activity on a periodic basis and may from time to time accelerate amortization on specifically identified customer losses.

5.    Accounts Receivable

Accounts receivable consist of the following (in thousands):

	February 18, 2003	December 31, 2002

Billed receivables	$33,919	$40,544
Unbilled receivables	18,567	12,502
Accounts receivable, net	$52,486	$53,046

Unbilled receivables represent work performed for which the invoice has not been sent to the customer by the end of the respective period. Substantially all unbilled receivables are invoiced in the month following in which the service was performed.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

6.    Property and Equipment

Property and equipment, consist of the following (in thousands):

	February 18, 2003	December 31, 2002
Leasehold improvements	$1,330	$1,327
Vehicles	120	120
Uniforms	13,127	12,434
Computer equipment	5,496	5,323
Office furniture, fixtures, and equipment	2,934	2,901
	23,007	22,105
Less accumulated depreciation	(13,094)	(12,363)
Property and equipment, net	$9,913	$9,742

Depreciation expense for the period January 1, 2003 through February 18, 2003 and the years ended December 31, 2002 and 2001, was approximately $731,000, $5,347,000, and $4,982,000, respectively.

7.    Indebtedness

The Company's long-term debt is summarized as follows (in thousands):

	February 18, 2003	December 31, 2002
Senior Term Loan A, variable rate (4.66% at February 18, 2003 and December 2002, respectively), due through March 2005.	$18,777	$18,777
Senior Term Loan B, variable rate (5.16% at February 18, 2003 and December 31, 2002, respectively), due through March 2007.	37,704	37,704
12.50% Senior Subordinated Note, plus 1.50% PIK (paid-in-kind) interest, due 2008.	31,341	30,978
	87,822	87,459
Less current maturities	(7,983)	(7,983)
	$79,839	$79,476

In connection with the year 2000 acquisition of Allied, the Company's then-existing credit facility was amended and restated on February 29, 2000 and all debt under the facility was paid off through a new credit facility (Credit Facility) aggregating $135 million. The new facility provides for $32 million (Term Loan A) and $39 million (Term Loan B) of borrowings. Principal payments of Term Loan A are due through March 2005, and principal payments of Term Loan B are due through March 2007. Each note shall bear interest on the outstanding principal balance at a rate equal to the LIBOR or Base rate, as defined, plus an applicable margin.

In addition to the Senior Term Loans, the Credit Facility has an acquisition line of $20 million (which expired on March 31, 2002) and a revolving loan of $44 million (including up to $10 million of letters of credit availability). The Company is limited in what can be borrowed based upon qualified accounts receivable and a pro forma cash flow calculation as defined in the Credit Facility. The Credit Facility contains various financial covenants, and the Company was in compliance with all financial covenants at December 31, 2002. All of the Company's assets and shares are pledged as collateral for the Credit Facility. Amounts outstanding on the Revolving Loans are due at the earlier of March 31, 2005 or 90 days

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

7.    Indebtedness (continued)

after which the Senior Term Loans are paid in full. Interest is payable based either on the LIBOR or Base rate, as defined, plus an applicable margin.

In addition to the senior term loans discussed above, the Company borrowed $30 million of subordinated debt in connection with the Allied transaction. The terms include 12.50% cash interest and 1.50% PIK (paid-in-kind) interest over 8 years (due February 29, 2008). The lenders also received 3,855,000 warrants to purchase common shares. The Company estimated the fair value of these warrants to be $501,000, resulting in a debt discount which is being amortized to interest expense over the term of the debt. See Note 15.

Based on the borrowing rates currently available for loans with similar terms and maturities, the fair value of the long-term debt approximated its carrying value at February 18, 2003. See Note 18 related to the subsequent sale of the Company.

Debt maturities are as follows (in thousands):

2003	$7,983
2004	9,289
2005	16,203
2006	18,405
2007	4,601
2008	31,341
$87,822

8.    Derivatives and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. This standard requires that all derivative financial instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

The Company uses derivative financial instruments principally to manage a portion of the risk that changes in interest rates will affect the amount of its future interest payments. The Company has two interest rate swap agreements with financial institutions that effectively convert a portion of its floating rate debt to a fixed rate.

Under the interest rate swap contracts, the Company pays an amount equal to the specified fixed-rate of interest (6.42% and 6.70%) multiplied by the notional principal amount ($28,387,500 and $20,000,000), and receives a variable rate of interest (3-month LIBOR) multiplied by the same notional principal amount. No other cash payments are made unless the contract is terminated prior to maturity. See Note 18 related to the subsequent sale of the Company. Pursuant to SFAS No. 133, the Company accounts for the interest rate swap contracts as a cash flow hedge, which is highly effective. As of February 18, 2003, the Company recognized a $5,064,000 loss related to the fair market value of the interest rate swap in its earnings as the debt was repaid in connection with the subsequent event as the loss was probable and estimatable at February 18, 2003 (see Note 18).

9.    Contingent Liabilities and Commitments

In the normal course of operations, various legal claims are filed against the Company. The Company has provided for certain of these claims based upon insurance coverages, management's judgment, and the advice of counsel. In the opinion of management, the ultimate outcome of these actions is not expected to have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

10.    Other Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) and other changes in members' equity (deficit) from transactions and other events from sources other than members. A reconciliation of net income (loss) to other comprehensive income (loss) is as follows (in thousands):

	Period from January 1, 2003 through February 18,	Year ended December 31
	2003	2002	2001
Net income (loss)	$(9,775)	$5,373	$(5,514)
Cumulative effect of adoption of SFAS 133, as of January 1, 2001	—	—	(1,828)
Change in fair value of interest rate swap contracts	(352)	(1,068)	(1,816)
Realization of loss on hedge instrument	5,064	—	—
Comprehensive income (loss)	$(5,063)	$4,305	$(9,158)

11.    Income Taxes

The members of SpectaGuard Acquisition LLC have elected to be treated as a partnership for both federal and state income tax purposes. In accordance with applicable regulations, taxable income or loss of the Company is required to be reported in the income tax returns of the Company's members in accordance with the limited liability operating agreement. Accordingly, no provision has been made in the Company's financial statements for income taxes related to the income of SpectaGuard; however, taxable income and the related provision for corporate income taxes for Effective and Allied are recorded in the consolidated financial statements.

Effective and Allied are taxed under Subchapter C of the Internal Revenue Code, and have adopted the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

11.    Income Taxes (continued)

The components of the net deferred tax liability are as follows (in thousands):

	February 18, 2003	December 31, 2002
Deferred tax assets:
Accrued claims reserve	$4,220	$3,913
Allowance for doubtful accounts	836	814
Vacation accrual	841	841
Net operating loss carryforward	1,064	1,199
Tax credits	771	735
Other	—	61
Gross deferred tax assets	7,732	7,563

Deferred tax liabilities:
Depreciation	(2,322)	(2,378)
Customer lists	(8,063)	(8,298)
Gross deferred tax liabilities	(10,385)	(10,676)
Net deferred tax liability	$(2,653)	$(3,113)

Income tax (benefit) expense consists of the following (in thousands):

	February 18,	Year ended December 31
	2003	2002	2001
Current:
Federal	$(924)	$2,691	$3,502
State	(36)	603	500
	(960)	3,294	4,002
Deferred:
Federal	(389)	(3,239)	(999)
State	(72)	(599)	(143)
	(461)	(3,838)	(1,142)
Income tax (benefit) expense	$(1,421)	$(544)	$2,860

A reconciliation of the Company's income tax (benefit) expense from continuing operations is as follows (in thousands):

	Period from January 1, 2003 through February 18,	Year ended December 31
	2003	2002	2001
Tax at statutory rate	$(3,807)	$1,642	$(660)
State taxes, net of federal benefit	(70)	2	232
Nondeductible items	12	323	126
Job tax credits	(70)	(542)	(412)
Operating results of SpectaGuard Acquisition LLC not taxed at corporate level	2,514	(1,969)	3,574
Income tax (benefit) expense	$(1,421)	$(544)	$2,860

At February 18, 2003, Effective has net operating loss carryforwards for federal and state purposes of approximately $2,605,000 which expire beginning in 2019. In addition, Allied has federal jobs tax credit carryovers totaling $771,000 which begin to expire in 2019.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

11.    Income Taxes (continued)

Income taxes paid were approximately $168,000, $1,659,000, and $742,000 for the period January 1, 2003 through February 18, 2003 and the years ended December 31, 2002 and 2001, respectively.

12.    Leases

The Company has commitments under operating leases for certain equipment and facilities used in its operations. Total rental expense for the period January 1, 2003 through February 18, 2003 and the years ended December 31, 2002 and 2001 was approximately $561,000, $3,928,000, and $3,982,000, respectively. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

2003	$2,518
2004	2,004
2005	1,339
2006	901
2007	481
2008	—
$7,243

13.    Redeemable Preferred Shares and Members' Equity

The Series A Preferred shares accrue dividends at the rate of 10% compounded annually. These dividends are cumulative and accrue on the last day of each fiscal year. The dividends accrue regardless of whether there are funds legally available for the payment of such dividends and regardless of whether such dividends are declared. Cumulative dividends in arrears at February 18, 2003 were $985,000 and are included in the carrying amount of the Series A preferred shares. Dividends accrued for the period ended February 18, 2003 were $53,000.

The Series A Preferred Shareholders are entitled to a liquidation preference of face value of their investment plus any cumulative dividends in arrears upon any liquidation, dissolution, or winding up of the LLC. The Series A Preferred shares are redeemable by the holders on February 28, 2011 (the redemption date) at the face value of the Series A Preferred shares plus any cumulative dividends in arrears. The Company may, at its option, redeem the Series A Preferred shares prior to the redemption date. Upon a change in control (as defined), redemption of the Series A Preferred shares is accelerated and the redemption price is payable on the date of the change in control. See Note 18 related to the subsequent sale of the Company. Since Series A redeemable Preferred shares are redeemable upon the option of the holder, the redemption amount has been classified outside of members' equity.

The Series B Preferred shares accrue dividends at the rate of 14% compounded annually. These dividends are cumulative and accrue on the last day of each fiscal year. The dividends accrue regardless of whether there are funds legally available for the payment of such dividends and regardless of whether such dividends are declared. Cumulative dividends in arrears at February 18, 2003 were $22,470,000 and are included in the carrying amount of the Series B Preferred shares. Dividends accrued for the fiscal year 2002 were $1,306,000.

The Series B Preferred Shareholders are entitled to a liquidation preference of face value of their investment plus any cumulative dividends in arrears upon any liquidation, dissolution, or winding up of the LLC. The Company may, at its option, redeem the Series B Preferred shares at any time. Upon a change in control (as defined), redemption of the Series B Preferred shares is accelerated and the redemption price is payable on the date of the change in control. See Note 18 related to the subsequent sale of the Company. The rights of the Series B Preferred shares rank junior to the Series A Preferred shares with regard to dividends, liquidation, and redemption.

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

14.    Stock Options

The Board of Directors has established the 1997 Employee Share Option/Share Issuance Plan and the 1998 Employee Share Purchase/Share Issuance Plan (collectively, the Share Plans). Under the Share Plans, shares of the Company's common stock or options to purchase shares of the Company's common stock may be offered for purchase or issuance to employees and consultants of the Company. A combined maximum 3,164,677 shares or options to purchase shares were authorized under the Share Plans plus additional options granted to executives and consultants through contractual dilution protection outside of the Share Plans. Options that are granted have a contractual life of ten years.

Options granted under the Share Plans are designated as either service, performance, or special performance in accordance with the provisions of the Share Plans. Service options vest ratably over a five-year period from the date of grant. The performance options vest seven years from the date of grant; however, vesting is accelerated if the Company achieves certain financial targets. The special performance options vest seven years from the date of grant; however, vesting is accelerated if a certain return on investment of the majority member is achieved. Options are granted at the fair market value on the date of grant, which was $1.00 per share for all common options granted prior to February 29, 2000 and $.15 per share for all common options granted subsequent to February 29, 2000. The fair market value is determined by the Management Committee of the Company. A change in control may result in acceleration of some or all options pursuant to the terms of the Share Plans. See Note 18 related to the subsequent sale of the Company.

In connection with the acquisition of Allied, all holders of common stock options on the record date received a contingent stock dividend of one share of Series B Preferred for each 867 options outstanding to purchase common shares. Upon exercise of the option, the optionholder would receive the common shares and a dividend of Series B Preferred of $1,000 per share plus the right to receive accrued but unpaid dividends (when declared) on the Series B Preferred shares as if such optionholder had exercised his or her option on the date of the Allied acquisition. If such exercise had occurred as of February 18, 2003, approximately 4,380 shares of Series B Preferred would have been issued. The cumulative dividends in arrears assuming all optionholders exercised their options as of February 18, 2003 was $2,096,000.

The following table summarizes the Company's stock option activity to purchase common shares under the Company's Share Plans:

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

14.    Stock Options (continued)

	Service	Performance	Special Performance	Total	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,726,897	1,598,960	1,408,175	4,734,032	$0.86
Granted	35,001	36,000	32,999	104,000	0.15
Exercised	(9,800)	(3,389)	—	(13,189)	0.18
Forfeited	(27,600)	(109,326)	(64,633)	(201,559)	0.70
Outstanding at December 31, 2001	1,724,498	1,522,245	1,376,541	4,623,284	0.85
Granted	73,818	6,666	6,666	87,150	0.15
Exercised	(13,400)	(6,484)	—	(19,884)	0.50
Forfeited	(24,700)	(41,565)	(17,500)	(83,765)	0.40
Outstanding at December 31, 2002 and February 18, 2003	1,760,216	1,480,862	1,365,707	4,606,785	0.85
Exercisable at December 31, 2001	1,008,471	224,424	—	1,232,895
Exercisable at December 31, 2002	1,284,834	355,033	—	1,639,867
Exercisable at February 18, 2003	1,760,216	1,425,583	1,024,280	4,210,079

15.    Stock Warrants

The following is a summary of warrants outstanding to purchase common shares as of February 18, 2003:

	Amount		Shares	Exercise Price	Remaining Life(1)
Warrants issued to affiliates of William E. Myers & Co.(2)	356,925	(3)	Common	$0.98	4.9 years
	478,704	(4)	Common	$0.98	5.7 years
	826,139		Common	$0.15	7.0 years
	134	(5)	Series A	$984.91	7.0 years
	1,102	(5)	Series B	$984.91	7.0 years
Warrants issued to shareholders of AS Acquisition Corp. in connection with acquisition	674,215	(6)	Common	$.15	7.0 years
Warrants issued to lenders	3,855,000	(6)	Common	$.01	5.0 years

(1)	As of February 18, 2003. See Note 18 related to the subsequent sale of the Company.

(2)	Includes adjustments with respect to the number of shares issuable upon the exercise of such warrants and the exercise price of such warrants, made pursuant to the antidilution provisions in the warrant agreements with affiliates of William E. Myers & Co., for option exercises through February 18, 2003.

(3)	Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

15.    Stock Warrants (continued)

shares issued for maximum aggregate of 405 Series B preferred shares. Cumulative dividends in arrears, assuming these warrants were exercised as of February 18, 2003 were $193,000.

(4)	Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for an aggregate maximum of 543 Series B preferred shares. Cumulative dividends in arrears, assuming these warrants were exercised as of February 18, 2003 were $260,000.

(5)	Cumulative dividends in arrears, assuming these warrants were exercised as of February 18, 2003, were $564,000.

(6)	The fair value of the warrants issued to the shareholders of Allied in connection with the acquisition of Allied was recorded as a part of the purchase price of the acquisition. The fair value of warrants issued to lenders resulted in a debt discount which was amortized over the term of the debt.

16.    Related Party Transactions

Gryphon charges the Company an administrative fee for management services that Gryphon performs on behalf of the Company. See Note 18 related to the subsequent sale of the Company. The total expense incurred by the Company related to this fee for the period January 1, 2003 through February 18, 2003 and the years ended December 31, 2002 and 2001, was approximately $97,000, $717,000, and $720,000, respectively, which has been included in branch and corporate overhead expenses on the Consolidated Statements of Operations. Amounts due Gryphon for these services were $179,000 and $204,000 at December 31, 2002 and 2001, respectively.

The Company reimburses Gryphon for certain costs that Gryphon incurs in connection with its services to the Company. The amount reimbursed for the period January 1, 2003 through February 18, 2003 and years ended December 31, 2002 and 2001 was $92,000, $134,000, and $76,000, respectively.

During 2002, the Company declared $2,288,000 of common member interest distributions, of which $161,000 has been paid, under contractual agreement with the Company's members. The contractual agreement requires the Company to distribute sufficient cash at maximum tax rates for the members to pay their income taxes on their share of taxable income.

The Company has a note receivable from an executive and stockholder, which was due December 31, 2002 in the amount of approximately $268,000 plus interest payable of 10%. The loan was settled and subsequently paid on February 19, 2003 in conjunction with the sale of the Company. See Note 18.

The Company capitalized transaction fees and expenses paid to Gryphon in February 2000 in connection with the acquisition of Allied in the amount of approximately $1,500,000.

17.    Sale of Electronics Division

During 2001, the Company sold all of its rights, title, and interest in certain assets used in the operations of its electronics division to The Protection Bureau, Inc. for a total price of approximately $840,000.

The loss of $767,000 associated with the electronics division reflected in the fiscal 2001 Consolidated Statement of Operations includes a loss on the disposal of the division of $227,000 and operating losses of the division from January 1, 2001 through the disposal date of $540,000.

18.    Subsequent Event

During 2002, the Company filed a registration statement with the Securities and Exchange Commission related to an initial public offering. As of December 31, 2002, the Company abandoned such

SpectaGuard Acquisition LLC
Notes to Consolidated Financial Statements  (continued)
February 18, 2003

18.    Subsequent Event (continued)

registration statement and, accordingly, wrote off $1,878,000 related to the offering. This amount is reflected in non-recurring expenses on the accompanying Consolidated Statements of Operations. The offering was abandoned as a result of a definitive agreement with MacAndrews and Forbes ("Mafco") to acquire the Company from Gryphon.

On February 19, 2003, Mafco acquired the outstanding common shares of the Company from Gryphon Partners II, L.P. and other minority owners for approximately $263,588,000. This purchase was funded through borrowings of $151,156,000 and cash contributions of $116,915,000 recorded as follows: $112,983,000 from Mafco and its affiliates, $2,307,000 from OCM Specta Holdings Inc. ("OCM"), $1,538,000 from Blackstone SG Mezzanine Corp. ("Blackstone") for Class A shares, and $87,000 from members of the Company's senior management for Class B and Class C shares.

In connection with this transaction, a syndication of lending institutions has committed to underwrite $125,000,000 of Senior Secured Credit Facilities. The Senior Secured Credit Facilities consisted of (i) a $20,000,000 5-year Revolving Credit Facility ("Revolver") and (ii) a $105,000,000 7-year Senior Term Loan Facility ("Senior Term Loan"). In addition, the Company issued at a discount Senior Subordinated Notes to OCM and Blackstone with a face value of $50,000,000 for net proceeds of $46,156,000. As a result, the Company's outstanding debt as of February 18, 2003 was repaid and the related interest rate swap contract was terminated prior to its maturity.

As a result of this transaction, several change-in-control provisions were enacted. The Series A and Series B preferred shares were redeemed, the vesting of stock options and warrants was accelerated and redeemed and/or exchanged for interests in the acquiror. Gryphon was paid a termination fee totaling $2,680,000, and the covenant not-to-compete agreements were repaid prior to their maturity for $6,000,000, Certain deferred finance costs were written off, the interest rate swap was terminated and a prepayment penalty on the debt was incurred. The transaction eliminated the taxable status of Effective and Allied and, as such, net deferred tax liabilities of $2,653,000 were removed from the Company's balance sheet.

SPECTAGUARD ACQUISITION LLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(In Thousands)
Year ended December 31, 2001:
Allowance for doubtful accounts	$1,972	859	(923)	$1,908
Year ended December 31, 2002:
Allowance for doubtful accounts	$1,908	111	(313)	$1,706
Period from January 1, 2003 to February 18, 2003:
Allowance for doubtful accounts	$1,706	160	(6)	$1,860

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Professional Security Bureau, Ltd. and Subsidiaries

Audited Consolidated Financial Statements for the Years ended September 25, 2003,
September 26, 2002 and September 27, 2001:

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Professional Security Bureau, Ltd.

We have audited the accompanying consolidated balance sheets of PROFESSIONAL SECURITY BUREAU, LTD. AND SUBSIDIARIES as of September 25, 2003 and September 26, 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended September 25, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Security Bureau, Ltd. and Subsidiaries as of September 25, 2003 and September 26, 2002, and their results of operations and cash flows for each of the three years in the period ended September 25, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Roseland, New Jersey
December 19, 2003

Professional Security Bureau, Ltd. and Subsidiaries

Consolidated Balance Sheets
September 25, 2003 and September 26, 2002

	2003	2002
Assets
Current assets:
Cash	$580,000	$—
Accounts receivable, less allowance for doubtful accounts of $255,000 and $252,000	11,519,000	12,693,000
Prepaid expenses	859,000	952,000
Other assets	337,000	266,000
Total current assets	13,295,000	13,911,000
Equipment and improvements, at cost, net of accumulated depreciation and amortization	1,350,000	1,537,000
Servicing rights, goodwill and other intangible assets, net of accumulated amortization	184,000	303,000
Due from stockholders and affiliates	691,000	958,000
Totals	$15,520,000	$16,709,000
Liabilities and Stockholders' Equity
Current liabilities:
Short-term debt	$5,750,000	$6,750,000
Current portion of long-term debt	598,000	328,000
Accounts payable	1,154,000	1,647,000
Accrued expenses	1,637,000	1,291,000
Accrued claims reserves	1,478,000	805,000
Accrued payroll and related payroll taxes	2,208,000	2,604,000
Total current liabilities	12,825,000	13,425,000
Long-term debt, net of current portion	104,000	289,000
Total liabilities	12,929,000	13,714,000
Commitments
Stockholders' equity:
Common stock, no par value; 400 shares authorized; 200 shares issued	20,000	20,000
Retained earnings	2,747,000	3,151,000
Less 28 shares of treasury stock, at cost	(176,000)	(176,000)
Total stockholders' equity	2,591,000	2,995,000
Totals	$15,520,000	$16,709,000

See Notes to Consolidated Financial Statements.

Professional Security Bureau, Ltd. and Subsidiaries

Consolidated Statements of Operations
Years ended September 25, 2003, September 26, 2002,
and September 27, 2001

	2003	2002	2001
Operations
Net revenue	$99,244,000	$96,823,000	$74,247,000
Cost of revenues	83,328,000	80,385,000	61,392,000
Gross profit	15,916,000	16,438,000	12,855,000
Branch and corporate overhead expenses	15,270,000	15,415,000	11,673,000
Depreciation and amortization	683,000	600,000	601,000
Operating income (loss)	(37,000)	423,000	581,000
Interest	345,000	289,000	367,000
Income (loss) before state income taxes	(382,000)	134,000	214,000
Provision for state income taxes	22,000	17,000	22,000
Net income (loss)	$(404,000)	$117,000	$192,000

See Notes to Consolidated Financial Statements.

Professional Security Bureau, Ltd. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity
Years ended September 25, 2003, September 26, 2002, and September 27, 2001

	Common Stock	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance at September 29, 2000	$20,000	$(176,000)	$2,842,000	$2,686,000
Net income	—	—	192,000	192,000
Balance at September 27, 2001	20,000	(176,000)	3,034,000	2,878,000
Net income	—	—	117,000	117,000
Balance at September 26, 2002	20,000	(176,000)	3,151,000	2,995,000
Net loss	—	—	(404,000)	(404,000)
Balance at September 25, 2003	$20,000	$(176,000)	$2,747,000	$2,591,000

See Notes to Consolidated Financial Statements.

Professional Security Bureau, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years ended September 25, 2003, September 26, 2002,
and September 27, 2001

	2003	2002	2001
Operating activities:
Net income (loss)	$(404,000)	$117,000	$192,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	683,000	600,000	601,000
Bad debts	179,000	185,000	238,000
Changes in operating assets and liabilities:
Accounts receivable	1,065,000	(2,561,000)	(1,264,000)
Other assets	627,000	132,000	259,000
Accounts payable	(493,000)	(25,000)	415,000
Accrued liabilities	624,000	784,000	930,000
Net cash provided by (used in) operating activities	2,281,000	(768,000)	1,371,000
Investing activities:
Capital asset expenditures	(387,000)	(812,000)	(383,000)
Acquisition of business	—	(113,000)	(245,000)
Proceeds from sale of equipment	9,000	8,000	20,000
Repayments from (advances to) affiliates	197,000	(289,000)	(176,000)
Net cash used in investing activities	(181,000)	(1,206,000)	(784,000)
Financing activities:
Net borrowings (repayments) of short-term debt	(1,000,000)	2,500,000	25,000
Repayments of long-term debt	(520,000)	(526,000)	(612,000)
Net cash provided by (used in) financing activities	(1,520,000)	1,974,000	(587,000)
Net increase in cash	580,000	—	—
Cash, beginning of year	—	—	—
Cash, end of year	$580,000	$—	$—
Supplemental disclosure of cash flow data:
Interest paid	$324,000	$304,000	$402,000
Income taxes paid	$43,000	$8,000	$9,000

Supplemental disclosure of noncash financing activities:

In 2003, 2002 and 2001, the Company entered into premium financing agreements of $452,000, $490,000, and $165,000, respectively, to finance general liability insurance.

See Notes to Consolidated Financial Statements.

Professional Security Bureau, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 - Business and summary of significant accounting policies:

Business and principles of consolidation:

The consolidated financial statements include the accounts of Professional Security Bureau, Ltd., a New York corporation, and its direct and indirect wholly-owned subsidiaries, Professional Security Technologies, LLC (formerly KR Indus-tries, LLC), Professional Security Monitoring, LLC, Prosec, Inc., Professional Security Bureau of New England, LLC and Jobshops, LLC. All material intercompany accounts and transactions have been eliminated in consolidation. As used herein, the "Company" refers to Professional Security Bureau, Ltd. and its consolidated subsidiaries, collectively. The Company provides security services to commercial enterprises, hospitals and governmental agencies, primarily in the eastern portion of the United States. At September 25, 2003, approximately 10% of accounts receivable are due from financial institutions for security services provided.

Fiscal year:

The Company operates on a 52/53 week fiscal year ending on the last Thursday in September. Fiscal 2003, 2002, and 2001 all represented 52 week years.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation and amortization:

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated over the term of the lease or the estimated life of the improvement, whichever is less.

Intangible assets:

Amortization of intangible assets, consisting principally of customer lists, is provided on the straight line method over periods ranging from two to three years.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). Under this pronouncement, goodwill is no longer amortized, but is subject to annual impairment tests. Other intangible assets continue to be amortized over their estimated useful lives unless such lives are determined to be indefinite. Effective September 27, 2002, the Company applied the provision of SFAS 142 and, during fiscal 2003, performed the first of the required impairment tests. The test determined that no impairment adjustment was necessary.

Revenue recognition:

Revenue is recorded on the accrual basis at the time when the Company has provided the contracted services.

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $242,000, $160,000, and $113,000 in 2003, 2002, and 2001, respectively.

Professional Security Bureau, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 - Business and summary of significant accounting policies: (Concluded)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At September 25, 2003, the Company had cash balances in excess of Federally insured limits in the amount of approximately $1,654,000. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and generally short payment terms. In addition, the Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses. On a periodic basis, the Company evaluates accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations.

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code. Under these sections, corporate income or loss, in general, is allocated to the stockholders for inclusion in their personal income tax returns. Accordingly, there is no provision for Federal income tax in the accompanying consolidated financial statements.

The Company has also elected to be treated as an "S" Corporation for state income tax purposes. However, certain states do impose a tax on "S" Corporation income at a reduced rate and other states do not recognize "S" Corporations. Accordingly, such tax has been provided in the accompanying consolidated financial statements.

Note 2 - Business segment information:

The Company operates principally in two business segments within the security service industry: security guard, investigative and consulting services ("Guard") and electronic security design, installation, maintenance and monitoring ("Electronic"). There are no material inter-segment sales.

Revenue, operating profits and identifiable assets by business segment are summarized below:

	Guard	Electronic	Total
Year ended September 25, 2003:
Revenue	$97,681,000	$1,563,000	$99,244,000
Operating profit (loss)	$1,053,000	$(1,090,000)	$(37,000)
Identifiable assets	$14,582,000	$938,000	$15,520,000
Year ended September 26, 2002:
Revenue	$94,222,000	$2,601,000	$96,823,000
Operating profit (loss)	$1,028,000	$(605,000)	$423,000
Identifiable assets	$15,533,000	$1,176,000	$16,709,000
Year ended September 27, 2001:
Revenue	$72,324,000	$1,923,000	$74,247,000
Operating profit (loss)	$559,000	$22,000	$581,000
Identifiable assets	$12,587,000	$782,000	$13,369,000

Professional Security Bureau, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3 - Equipment and improvements:

Equipment and improvements consist of the following:

	2003	2002
Furniture and fixtures	$1,080,000	$1,099,000
Automobiles	193,000	263,000
Equipment	955,000	794,000
Leasehold improvements	355,000	344,000
Investment properties	124,000	124,000
	2,707,000	2,624,000
Less accumulated depreciation and amortization	1,357,000	1,087,000
Totals	$1,350,000	$1,537,000

Depreciation expense for the years ended September 25, 2003, September 26, 2002, and September 27, 2001 was approximately $564,000, $474,000, and $413,000, respectively.

Note 4 - Intangible assets:

Intangible assets consist of the following:

	2003	2002
Customer lists - Dale Security	$312,000	$312,000
Goodwill - Pro-Tec	34,000	34,000
Goodwill - Professional Security Bureau	292,000	292,000
	638,000	638,000
Less accumulated amortization	454,000	335,000
Totals	$184,000	$303,000

Amortization expense, on customer lists amounted to $119,000, $118,000, and $180,000 for the years ended September 25, 2003, September 26, 2002, and September 27, 2001, respectively. Amortization expense for the year subsequent to the September 25, 2003 will be approximately $75,000 in 2004.

At September 25, 2003 and September 26, 2002, goodwill consists of the following:

Original balance	$326,000
Less accumulated amortization	216,000
Carrying value	$110,000

Net income for the years ended September 26, 2002 and September 27, 2001, adjusted for the assumed exclusion of goodwill amortization expense, is as follows:

	2002	2001
Net income, as reported	$117,000	$192,000
Goodwill amortization	8,000	8,000
Net income, as adjusted	$125,000	$200,000

Note 5 - Short-term debt:

At September 25, 2003, the Company has a maximum $9,200,000 line of credit agreement with a bank which is collateralized by a security interest in present and future assets owned by the Company and its affiliated corporate guarantors which expires on January 30, 2004. At September 25, 2003, $2,500,000 is available under the line of credit due to an outstanding letter of credit amounting to $950,000. Under the terms of the agreement, the Company may borrow up to 80% of eligible accounts receivable (as defined) with interest at either the prime rate or the prime plus 2%. The bank's prime rate at September 25, 2003 was 4%. The line of credit is personally guaranteed by the principal stockholder of the Company and by all corporate affiliates. The line of credit contains certain restrictive covenants including restrictions on both payment of dividends and payments to stockholders.

Professional Security Bureau, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6 - Long-term debt:

Long-term debt consists of the following:

	2003	2002
Term note payable - related party (A)	$174,000	$188,000
Insurance premium financing notes (B)	411,000	301,000
Notes payable - vehicle (C)	29,000	38,000
Mortgages payable (D)	88,000	90,000
	702,000	617,000
Less current portion	598,000	328,000
Long-term debt	$104,000	$289,000

(A) The note is payable in monthly installments with interest at 8.25% through December 13, 2003, at which time the remaining balance of approximately $172,000 is due.

(B) The notes are payable in monthly installments with interest rates ranging from 5.7% to 8.75%.

(C) The notes are payable in monthly installments with interest at 7.99% through July 2006.

(D) The mortgage notes were assumed in connection with the purchase of investment properties. The notes bear interest at 9.49% and are payable in equal monthly installments of principal and interest through February 2018.

Interest expense on the note payable to the related party amounted to $15,000, $19,000 and $43,000 in 2003, 2002, and 2001, respectively.

Principal amounts due under long-term obligations in each of the five fiscal years subsequent to September 2003 are $598,000 in 2004; $13,000 in 2005 and 2006 and $4,000 in 2007 and 2008.

Note 7 - Commitments:

Operating leases:

The Company conducts all of its operations from leased facilities consisting of its corporate headquarters, training and branch office locations. All facility leases are classified as operating leases with terms ranging from month-to-month to five years. In addition, the Company leases automobiles under operating leases expiring through 2008.

Minimum future rental commitments under noncancelable operating leases as of September 25, 2003 are as follows:

Year Ending September	Amount
2004	$903,000
2005	682,000
2006	370,000
2007	219,000
2008	54,000
Total	$2,228,000

Rent expense approximated $826,000, $670,000, and $580,000 in 2003, 2002, and 2001, respectively, of which $270,000 in 2003, $277,000 in 2002, and $251,000 in 2001 was paid to related parties. The Company leases two of its facilities under five year leases, and a third facility is occupied under an eight year lease, with partnerships controlled by related parties.

Professional Security Bureau, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7 - Commitments: (Concluded)

Stockholders' agreements:

The Company is obligated under the terms of a stockholders' agreement dated November 1, 1992 to purchase all of the Company's common stock owned by each of the stockholders. The agreement stipulates that the Company shall repurchase the shares at book value (as defined), with 25% of the payment being made in cash within 90 days of written notification and the balance paid in ten semi-annual installments, with interest at 1% below the prime rate.

Litigation:

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a material effect on the Company's consolidated financial position or results of operations.

Note 8 - Employee benefit plan:

The Company maintains a 401(k) savings plan to provide retirement benefits to all eligible employees. Company contributions to the plan are discretionary and subject to certain limitations. No contributions were made by the Company during 2003 or 2002.

Note 9 - Related party transactions:

Due from stockholders and affiliates consists principally of noninterest bearing unsecured advances receivable from stockholders and affiliated companies controlled by the stockholders.

During 2000, the Company financed a building on behalf of an entity owned by the principal stockholder. The loan was secured by a first mortgage bearing interest at 9% and was payable in monthly installments. The loan was repaid during 2003. Related interest income amounted to approximately $23,000 in 2003, 2002, and 2001.

Note 10 - Business acquisition:

In May 2002, the Company acquired certain assets of Pro-Tec Security of New York ("Pro-Tec") for $116,000. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of Pro-Tec are included in the 2002 consolidated financial statements since the date of acquisition. Approximately $19,000 of the acquisition cost was allocated to accounts receivable, $63,000 to furniture and equipment and $34,000 to goodwill.

Note 11 - Subsequent event:

On November 26, 2003, management contracted to sell the Company's security guard and investigative businesses. The transaction closed on December 19, 2003.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Security Systems, Inc.

Audited Financial Statements for the Years ended December 31, 2003 and 2002:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
Security Systems, Inc.

We have audited the accompanying balance sheets of Security Systems, Inc. (a wholly-owned subsidiary of Security Systems Trust) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Systems, Inc. at December 31, 2003, and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, PA
June 4, 2004

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Balance Sheets

	December 31
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$1,045,573	$362,816
Investments at fair value	67,992	50,865
Accounts receivable, net of allowance for doubtful accounts of $10,000 and $18,800	3,231,602	3,235,075
Receivable from officer	670,543	—
Prepaid expense and other current assets	126,649	313,198
Total current assets	5,142,359	3,961,954
Property and equipment, net	307,723	370,242
Other assets	29,866	40,920
Total assets	$5,479,948	$4,373,116
Liabilities and stockholder's equity
Current liabilities:
Note payable	$400,000	$650,000
Accounts payable and accrued expenses	125,357	138,957
Accrued payroll and related tax	506,447	435,572
Accrued 401(k) employer match	93,627	87,442
Uniform deposits	80,700	80,146
Tax distribution payable	16,491	17,161
Distributions payable	—	756,888
Accrued state income taxes	79,543	—
Total current liabilities	1,302,165	2,166,166
Stockholder's equity:
Common stock, $.01 par value; 500,000 shares authorized; 406,250 shares issued and outstanding	4,062	4,062
Additional paid-in capital	106,250	106,250
Retained earnings	4,083,599	2,123,096
Accumulated other comprehensive loss	(16,128)	(26,458)
Total stockholder's equity	4,177,783	2,206,950
Total liabilities and stockholder's equity	$5,479,948	$4,373,116

See accompanying notes.

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Statements of Operations

	Year ended December 31
	2003	2002

Revenues	$18,002,484	$17,896,564
Cost of revenues	13,808,105	13,905,549
Gross profit	4,194,379	3,991,015
Branch and corporate overhead expenses	1,898,276	2,665,558
	2,296,103	1,325,457

Depreciation	158,797	148,072
Operating income	2,137,306	1,177,385
Interest expense, net	5,941	5,807
Income before income tax expense	2,131,365	1,171,578
State income tax expense	79,543	—
Net income	$2,051,822	$1,171,578

See accompanying notes.

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Statements of Changes in Stockholder's Equity
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2001	$4,062	$106,250	$1,522,082	$(15,811)	$1,616,583
Stockholder distributions	—	—	(570,564)	—	(570,564)
Net income	—	—	1,171,578	—	1,171,578
Unrealized loss on investments	—	—	—	(10,647)	(10,647)
Total comprehensive income	—	—	—	—	1,160,931
Balance at December 31, 2002	4,062	106,250	2,123,096	(26,458)	2,206,950
Stockholder distributions	—	—	(91,319)	—	(91,319)
Net income	—	—	2,051,822	—	2,051,822
Unrealized gain on investments	—	—	—	10,330	10,330
Total comprehensive income	—	—	—	—	2,062,152
Balance at December 31, 2003	$4,062	$106,250	$4,083,599	$(16,128)	$4,177,783

See accompanying notes.

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Statements of Cash Flows

	Year ended December 31
	2003	2002
Cash flows from operating activities
Net income	$2,051,822	$1,171,578
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	158,797	148,072
Gain on disposition of motor vehicle	—	(2,272)
Changes in assets and liabilities:
Accounts receivable, trade	3,473	(589,239)
Accounts payable and accrued expenses	65,943	(23,686)
Other assets and liabilities	274,547	(12,738)
Net cash provided by operating activities	2,554,582	691,715
Cash flows from investing activities
Purchase of investment	(6,797)	(2,254)
Purchase of property and equipment	(96,278)	(185,086)
Proceeds on disposition of motor vehicle	—	10,868
Advance to officer	(670,543)	—
Net cash used in investing activities	(773,618)	(176,472)
Cash flows from financing activities
Payments on long-term debt	—	(23,061)
Net repayments on note payable	(250,000)	(150,000)
Stockholder distributions	(848,207)	(617,663)
Net cash used in financing activities	(1,098,207)	(790,724)
Net increase (decrease) in cash and cash equivalents	682,757	(275,481)
Cash and cash equivalents, beginning of year	362,816	638,297
Cash and cash equivalents, end of year	$1,045,573	$362,816
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$10,053	$11,152
Supplemental disclosure of noncash financial information
Change in investment fair value	$10,330	$(10,647)

See accompanying notes.

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Notes to Financial Statements
December 31, 2003

1.    Organization and Basis of Presentation

Security Systems, Inc. (the Company) was, until March 19, 2004 a wholly-owned subsidiary of Security Systems Trust (the Trust). The Company conducts operations from its main office in Malden, Massachusetts. The Company provides security services to commercial organizations located throughout Eastern Massachusetts. As more fully discussed in Note 8, certain assets of the Company were acquired by SpectaGuard Acquisition LLC on March 19, 2004.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Investments

Investments are classified as available for sale and as a result are stated at fair value. Management determines the appropriate classification of securities at the time of purchase and reevaluates such determination at each balance sheet date. Realized gains and losses on the sale of securities are included in operations. The cost of securities sold is determined using average cost methods. Unrealized gains and losses related to these investments are recorded in accumulated other comprehensive loss on the Company's financial statements.

Accounts Receivable

The Company's customers are substantially located throughout Massachusetts. The Company grants credit to its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts based on prior experience which management believes to be sufficient to cover potential credit losses and estimated billing adjustments. Such amounts are charged off against the allowance for doubtful accounts when the Company concludes the balances will not be recoverable.

Revenue from two customers accounted for 58%, and 50% of total revenue, for the years ended December 31, 2003 and 2002, respectively. Accounts receivable from these customers totaled $2,007,577 and $1,659,839, respectively, at December 31, 2003 and 2002.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows: leasehold improvements – up to 10 years; uniforms – 3 years; computer equipment – 5 years; office furniture and fixtures – 5 years; automobiles – 2-5 years. The cost of assets and related accumulated depreciation is removed from the accounts when such assets become fully depreciated.

Revenue Recognition

The Company recognizes revenue in the period in which services are provided.

Financial Instruments

The carrying value of short-term financial instruments, such as cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value based on the short-term maturities of these instruments.

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Notes to Financial Statements (Continued)
December 31, 2003

2.    Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, elected to be taxed as an S corporation in accordance with the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income is reported on the tax returns of the stockholder and there is no income tax to the Company.

The Company was not subject to Massachusetts corporate income taxes through February 28, 2003. Effective March 1, 2003, the Company was subject to a 4.5% corporate state tax on income due to a change in tax law. Accordingly, the Company has recorded a provision for state taxes during the year ended December 31, 2003 in the amount of $79,543 for the estimated amount of this tax liability.

Advertising Expenses

Advertising expenses for the years ended December 31, 2003 and 2002 were $40,191 and $46,510, respectively, and were expensed as incurred.

3.    Property and Equipment

Property and equipment consists of the following:

	December 31
	2003	2002

Equipment	$261,334	$217,394
Leasehold improvements	28,977	28,977
Uniforms	238,630	187,152
Furniture and fixtures	15,087	14,227
Motor vehicles	211,125	211,125
	755,153	658,875
Less accumulated depreciation	(447,430)	(288,633)
Property and equipment, net	$307,723	$370,242

Depreciation expense for the years ended December 31, 2003 and 2002 was approximately $158,797, and $148,072, respectively.

4.    Note Payable

The Company maintains a revolving line of credit with a bank which permitted borrowings up to $1,000,000 and is payable on demand. The line has been extended on a yearly basis and is due on September 30, 2004. At December 31, 2003 and 2002, borrowings of $400,000 and $650,000 were outstanding. The line of credit provides for interest at the bank's prime rate, as defined (effective rate of

Security Systems, Inc.
(a wholly-owned subsidiary of Security Systems Trust)

Notes to Financial Statements (Continued)
December 31, 2003

4.    Note Payable (continued)

4.25% at December 31, 2003 and 2002, respectively). Borrowings are secured by a security interest in all assets of the Company. In addition, borrowings outstanding are guaranteed by an officer of the Company. The line of credit permits the Company to borrow against 80% of qualifying trade receivables. The line of credit agreement contains, among other covenants, the maintenance of minimum debt service coverage and maximum total liabilities to net worth ratios. This line of credit was terminated in connection with the Company's acquisition (see Note 8).

5.    Lease Commitments

The Company has commitments under operating leases for certain equipment and facilities used in its operations. Total rental expense for the years ended December 31, 2003 and 2002 was approximately $95,820 and $91,732, respectively. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows:

2004	$100,000

6.    Related Party Transactions

As of December 31, 2002, $756,888 was owed to an officer and former stockholder and was reported as distributions payable on the accompanying balance sheet. In addition, distributions totaling $848,207 and $617,663 were made to the beneficiaries of the Trust on behalf of the Trust during 2003 and 2002, respectively.

In 2003, the Company advanced $670,543 to an officer and former stockholder. Such amount has been reflected as a receivable from officer on the accompanying balance sheet as of December 31, 2003, is due on demand and does not bear interest.

The Company occupies office space which is leased from an affiliated real estate limited partnership. Total rent expense related to this facility was $82,620 and $78,532, respectively, for 2003 and 2002.

As of December 31, 2003, the Company has notes receivable from a former stockholder of an affiliate. The notes bear interest at 8%. As of December 31, 2003 and 2002, the outstanding balances on the notes totaled $10,078 and $33,365, respectively. Such amounts are reflected in other assets on the accompanying balance sheets.

7.    Retirement Plan

The Company has a profit-sharing and 401(k) plan. The plan covers all employees of the Company who have met the eligibility requirements. Participants may elect to make contributions to the plan pursuant to a salary reduction agreement and subject to statutory limits. The Company is required to make a matching contribution of electing participants' contributions of at least 100% of the first 3% of compensation deferred and at least 50% of the next 2% of compensation deferred, but not to exceed 5% of the participant's compensation. The Company made matching contributions for the 2003 and 2002 calendar years in the amount of $93,627 and $87,442, respectively, which are accrued for on the accompanying balance sheets. In addition, the plan provides for discretionary contributions as determined by the Board of Directors. No discretionary contributions were made to the plan for the years ended December 31, 2003 or 2002.

8.    Subsequent Event

Effective March 19, 2004, the Trust sold certain assets of the Company for approximately $11,250,000 in cash to SpectaGuard Acquisition LLC subject to post-closing adjustments.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Barton Protective Services Incorporated

Audited Consolidated Financial Statements as of and for the Years ended October 25, 2003 and October 26, 2002:

Report of Independent Registered Public Accounting Firm	I-2
Consolidated Balance Sheets as of October 25, 2003 and October 26, 2002	I-3
Consolidated Statements of Income for the years ended October 25, 2003 and October 26, 2002	I-4
Consolidated Statements of Stockholders' Equity for the years ended October 25, 2003 and October 26, 2002	I-5
Consolidated Statements of Cash Flows for the years ended October 25, 2003 and October 26, 2002	I-6
Notes to Consolidated Financial Statements	I-7
Audited Consolidated Financial Statements as of and for the Year ended October 27, 2001:
Report of Independent Auditors	I-15
Consolidated Balance Sheet as of October 27, 2001	I-16
Consolidated Statement of Income for the Year ended October 27, 2001	I-17
Consolidated Statement of Stockholders' Equity for the Year Ended October 27, 2001	I-18
Consolidated Statement of Cash Flows for the Year ended October 27, 2001	I-19
Notes to Consolidated Financial Statements	I-23
Condensed Consolidated Financial Statements as of July 24, 2004 (unaudited) and October 25, 2003 and unaudited consolidated financial statements for the nine month periods ended July 24, 2004 and July 26, 2003:
Interim Condensed Consolidated Balance Sheets as of July 24, 2004 (unaudited) and October 25, 2003	I-27
Interim Unaudited Condensed Consolidated Statements of Income for the nine months ended July 24, 2004 and the nine months ended July 26, 2003	I-28
Interim Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended July 24, 2004 and the nine months ended July 26, 2003	I-29
Notes to Interim Unaudited Condensed Consolidated Financial Statements	I-30

Report of Independent Registered Public Accounting Firm

Board of Directors
Barton Protective Services Incorporated

We have audited the accompanying consolidated balance sheets of Barton Protective Services Incorporated (the "Company") and subsidiary as of October 25, 2003 and October 26, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barton Protective Services Incorporated and subsidiary at October 25, 2003 and October 26, 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2003, the Company changed its method of accounting for goodwill upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Atlanta, Georgia
December 19, 2003, except for
the matter described in Note 9, as to
which the date is June 11, 2004

Barton Protective Services Incorporated and Subsidiary

Consolidated Balance Sheets

	October 25, 2003	October 26, 2002
Assets
Current assets:
Cash	$882,062	$1,176,550
Trade accounts receivable, less allowance for doubtful accounts of $1,461,000 and $1,097,000 at October 25, 2003 and October 26, 2002, respectively	46,859,770	40,756,453
Due from related parties	136,931	136,296
Prepaid expenses and other current assets	3,840,275	1,591,386
Total current assets	51,719,038	43,660,685
Property and equipment, net of accumulated depreciation	3,227,930	1,619,514
Net assets held in non-qualified employee benefit plan	8,520,923	5,755,975
Due from related parties	7,014,701	4,801,348
Goodwill (net of accumulated amortization of $582,166)	873,272	873,272
Other assets	1,217,074	671,338
Total assets	$72,572,938	$57,382,132
Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$4,229,660	$5,956,817
Accrued payroll	14,191,703	13,591,429
Self-insurance reserves	3,708,384	2,734,942
Line of credit	18,420,722	8,051,461
Notes payable	—	97,500
Due to related parties	60,000	200,000
Total current liabilities	40,610,469	30,632,149

Deferred compensation	1,727,994	1,584,000
Interest rate swap fair value	805,157	992,111
Deferred compensation – non-qualified employee benefit plan	8,520,923	5,541,668
Total liabilities	51,664,543	38,749,928

Commitments and contingencies (Note 5)
Stockholders' equity:
Common stock, $.01 par, 100,000,000 shares authorized, 7,450,250 shares issued	74,503	74,503
Additional paid-in capital	593,533	593,533
Retained earnings	21,210,172	18,933,981
Treasury stock, at cost (250,250 shares)	(969,813)	(969,813)
Total stockholders' equity	20,908,395	18,632,204
Total liabilities and stockholders' equity	$72,572,938	$57,382,132

See accompanying notes.

Barton Protective Services Incorporated and Subsidiary

Consolidated Statements of Income

	Year ended October 25, 2003	Year ended October 26, 2002
Net revenue	$348,273,562	$315,372,642
Cost of revenue	292,926,718	263,690,847
Gross profit	55,346,844	51,681,795
Selling, general and administrative expenses	46,463,956	43,385,328
Operating income	8,882,888	8,296,467

Other expense (income):
Interest expense, net of interest income	871,510	978,351
Other income	(182,433)	(39,027)
Unrealized (gain) loss on interest rate swap	(186,954)	124,995
Total other expense, net	502,123	1,064,319
Net income	$8,380,765	$7,232,148

See accompanying notes.

Barton Protective Services Incorporated and Subsidiary

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at October 28, 2001	$74,503	$593,533	$17,840,153	$(969,813)	$17,538,376
Net income	—	—	7,232,148	—	7,232,148
Distributions paid	—	—	(6,138,320)	—	(6,138,320)
Balance at October 26, 2002	74,503	593,533	18,933,981	(969,813)	18,632,204
Net income	—	—	8,380,765	—	8,380,765
Distributions paid	—	—	(6,104,574)	—	(6,104,574)
Balance at October 25, 2003	$74,503	$593,533	$21,210,172	$(969,813)	$20,908,395

See accompanying notes.

Barton Protective Services Incorporated and Subsidiary

Consolidated Statements of Cash Flows

	Year ended October 25, 2003	Year ended October 26, 2002
Operating activities
Net income	$8,380,765	$7,232,148
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,219,704	890,272
Provision for bad debts	576,352	707,549
Unrealized (gain) loss on interest rate swap	(186,954)	124,995
Changes in operating assets and liabilities:
Trade accounts receivable	(6,679,669)	1,711,808
Prepaid expenses and other current assets	(2,248,889)	(287,611)
Other assets	(545,736)	(333,614)
Accounts payable and accrued liabilities	(153,441)	3,169,162
Accrued deferred compensation	143,994	1,160,640
Net cash provided by operating activities	506,126	14,375,349
Investing activities
Capital expenditures	(2,828,120)	(955,360)
Other assets	214,307	163,692
Net cash used in investing activities	(2,613,813)	(791,668)
Financing activities
Due from related parties	(2,353,988)	(3,733,679)
(Repayment) issuance of notes payable	(97,500)	97,500
Net borrowings (repayments) on line of credit	10,369,261	(3,858,971)
Distributions paid	(6,104,574)	(6,138,320)
Net cash provided by (used in) financing activities	1,813,199	(13,633,470)
Net change in cash	(294,488)	(49,789)
Cash, beginning of year	1,176,550	1,226,339
Cash, end of year	$882,062	$1,176,550
Supplemental disclosure of cash flow information
Cash paid for interest	$1,079,526	$999,264

See accompanying notes.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

1.    Organization and Description of Business

The consolidated financial statements include the accounts of Barton Protective Services Incorporated and its wholly-owned subsidiary, collectively referred to as "the Company." All significant intercompany transactions and accounts have been eliminated in consolidation.

The Company provides contract security, guard and toll collection services domestically and in the United Kingdom to Fortune 100 corporations, Class A office complexes, bio-technology and high-tech companies, residential communities and high rises, hospitals, manufacturing and distribution centers, major petrochemical refineries, and departments of transportation. Principal markets within the United States include Georgia, Florida, Virginia, Texas and California.

2.    Summary of Significant Accounting Policies

A summary of the significant accounting and reporting policies followed by the Company in the preparation of its consolidated financial statements is presented below.

Fiscal Year

The Company's fiscal year consists of either a 52- or 53-week period ending on the last Saturday in October. Fiscal year 2003 consisted of 52 weeks and began on October 27, 2002, and fiscal year 2002 consisted of 52 weeks and began on October 29, 2001.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Property and Equipment

Property and equipment acquisitions are recorded at cost. Expenditures for renewals and improvements are capitalized to the extent that they extend the useful life of the related asset. For properties sold or retired, the cost and related accumulated depreciation are written off, with any resulting gains or losses included in other income. Replacements, maintenance, and repairs that do not improve or extend the life of the respective assets are charged to operations. Depreciation is computed using the straight-line method. The estimated useful lives approximate 3 years for equipment, 5 years for furniture and fixtures, 3 years for automobiles, and the remaining term of the lease for leasehold improvements. Total depreciation expense recognized in fiscal years 2003 and 2002 was $1,219,704 and $782,528, respectively.

Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair market value of their identifiable net assets.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires goodwill and indefinite lived intangible assets to be reviewed periodically for impairment and no

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

Goodwill and Other Intangibles (Continued)

longer amortized. The Company adopted SFAS 142 at the beginning of fiscal year 2003 (October 27, 2002). SFAS 142 required companies with goodwill and indefinite lived intangible assets to complete an initial impairment test within six months of adoption. The Company completed the initial impairment test of its goodwill and did not identify an asset impairment as a result of the transitional impairment test. The Company will continue to test its goodwill annually for impairment as of the end of each fiscal year.

The Company has no indefinite lived intangible assets or intangible assets with finite lives as of October 25, 2003.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective October 27, 2002. For the year ended October 25, 2003, the Company had a reduction in amortization expense of $107,744 related to the adoption of SFAS 142. The following table provides pro forma disclosure of net income, as if goodwill had not been amortized during fiscal year 2002:

	Year ended October 25, 2003	Year ended October 26, 2002

Reported net income	$8,380,765	$7,232,148
Add back: Goodwill amortization	—	107,744
Pro forma net income	$8,380,765	$7,339,892

Long-Lived Assets Other Than Goodwill

The Company periodically reviews the values assigned to long-lived assets, such as property and equipment, to determine whether any impairments exist. Management believes that the long-lived assets in the accompanying consolidated balance sheets are appropriately valued at October 25, 2003 and October 26, 2002.

Other Assets

Other assets consist primarily of security deposits on leased facilities and income tax deposits paid on behalf of the stockholders.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when services are performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. Typically, revenues recorded are based upon hours worked at contractually determined hourly rates. Generally, credit is granted to customers with no collateral required, and the Company relies on estimates to determine the bad debt expense and the adequacy of the allowance for doubtful accounts. These estimates are based on management's evaluation of current economic conditions, historical collection experience, and other relevant factors. If the financial condition of the Company's customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company actively reviews its accounts receivable and does not believe actual results will vary materially from the Company's estimates. Included in accounts receivable at October 25, 2003 and October 26, 2002 are unbilled receivables of $7,776,639 and $7,063,269, respectively, related to services provided and not yet billed.

Income Taxes

The Company does not provide for federal income taxes due to the election by the Company, and consent by its stockholders, to be treated as an S-Corporation, whereby the stockholders include their

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

Income Taxes (Continued)

respective shares of taxable income of the Company in their individual tax returns. As a result, no federal income tax is imposed on the Company. The Company does pay state income taxes or franchise taxes in certain states that do not recognize the S-corporation status for tax purposes. Any such taxes are included in selling, general and administrative expenses.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of certain receivables and payables, the revolving credit facility, and related party receivables and payables. Management believes the carrying values of the Company's financial instruments approximate fair value based on either the short-term nature of the instruments, the fact that rates on such instruments fluctuate with market conditions, or that the rates at which interest is contractually fixed approximates current market prices of similar contracts. The fair value estimates were based on market information available to management as of October 25, 2003 and October 26, 2002.

Stock-Based Compensation Plan

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation ("SFAS 123"), to require prominent disclosures in annual financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The annual disclosure requirements of SFAS 148 were adopted by the Company on October 25, 2003.

At October 25, 2003, the Company had one stock-based compensation plan described more fully in Note 6. The Company accounts for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations. The Company has adopted the disclosure-only provisions of SFAS 123. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model. No stock-based compensation cost is reflected in the Company's consolidated statements of income, as all options granted under those plans had an exercise price not less than the estimated fair market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation:

	Year ended October 25, 2003	Year ended October 26, 2002
Net income as reported	$8,380,765	$7,232,148
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	128,688	136,472
Pro forma net income	$8,252,077	$7,095,676

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

Stock-Based Compensation Plan (Continued)

For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions as of October 25, 2003 and October 26, 2002:

Volatility factor	1.0%
Risk free interest rate	5.83%
Expected option life	7 years
Expected dividends	None

The estimated weighted average fair value of options granted during the years ended October 25, 2003 and October 26, 2002 was $2.26 and $2.21 per share, respectively.

3.    Property and Equipment

A summary of property and equipment is as follows:

	October 25, 2003	October 26, 2002
Equipment	$5,831,089	$3,246,581
Furniture and fixtures	1,371,565	1,240,319
Automobiles	21,305	9,504
Leasehold improvements	580,586	493,291
	7,804,545	4,989,695
Less accumulated depreciation	(4,576,615)	(3,370,181)
	$3,227,930	$1,619,514

Substantially all property and equipment is pledged as collateral for the revolving credit agreement as described in Note 4.

4.    Credit Agreement

The Company has a revolving credit agreement with a bank, which is comprised of a line of credit and a letter of credit facility, as amended on August 26, 2002, which provides for total borrowings of up to $35 million, including a letter of credit facility of up to $8 million. As of October 25, 2003 and October 26, 2002, letters of credit outstanding totaled $7,237,500 and $5,428,024, respectively. The line of credit in the aggregate is limited to the lesser of 80% of eligible accounts receivable or the maximum revolving amount minus the outstanding letter of credit obligations. Borrowings under the line of credit of $18,420,722 and $8,051,461 were outstanding as of October 25, 2003 and October 26, 2002, respectively.

The revolving credit agreement is collateralized by accounts receivable and property and equipment. The facility matures on August 26, 2005, and contains certain restrictions which, among other things, require maintenance of certain financial ratios and minimum net worth. As of October 25, 2003, the Company was in compliance with all such covenant requirements.

The Company has classified the obligations under the line of credit within current liabilities, since the Company's lock box receipts are used primarily to repay the outstanding balances. The Company intends to maintain the lock box for this use until the facility matures in August 2005.

The Company has an interest rate swap agreement (the "Agreement") with a bank in order to manage the effects of interest rate fluctuations. During fiscal year 2002 and through June 30, 2003, the Agreement effectively fixed the Company's adjustable LIBOR-based borrowing rate (LIBOR plus 2.25%–3.0%) to a range between 6% and 7% for three years on a notional amount of $10 million. Effective

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

4.    Credit Agreement (Continued)

July 1, 2003, the Company amended the fixed rate of the Agreement to 5.46% through March 1, 2007. The Company's borrowing rate for borrowings in excess of the notional amount is based upon the lower of the prime rate or an adjustable rate based on LIBOR (2.87% and 3.49% as of October 25, 2003 and October 26, 2002, respectively) and certain established financial ratios as defined. The Agreement is considered a derivative instrument in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Additionally, in accordance with the requirements of this standard, there is no formal hedging designation associated with the Agreement. As such, unrealized gains or losses on the Agreement for changes in its fair value are recognized in earnings. The unrealized (gain) loss for the years ended October 25, 2003 and October 26, 2002 was $(186,954) and $124,995, respectively.

5.    Commitments and Contingencies

Operating Leases

The Company leases office space, equipment and automobiles under noncancellable operating leases. Rent expense for fiscal years 2003 and 2002 was $4,235,775 and $3,726,126, respectively, and related primarily to minimum rental payments.

Aggregate future minimum lease payments under operating lease agreements for terms greater than one year as of October 25, 2003, are as follows:

Fiscal year ended:
2004	$3,878,890
2005	3,060,540
2006	2,030,855
2007	1,176,064
2008	173,448
Total	$10,319,797

Phantom Stock Agreement

The Company has an agreement with its Chief Executive Officer, under which he will earn the vested portion of the approximate fair market value of 144,000 shares of common stock of the Company on the earlier of his sixty-fifth birthday or a material change in the ownership of the Company. The amounts payable vested over a five-year period and were fully vested as of October 26, 2002. The award is payable over a period of no less than five years from the date at which the amounts are fully vested. The expense for this award is being charged annually to compensation expense within operating expenses based upon the estimated value of the Company's stock multiplied by the portion which vests each year. As of October 25, 2003 and October 26, 2002, the total liability recorded related to this award was $1,727,994 and $1,584,000, respectively.

Litigation

The Company is involved in litigation arising in the ordinary course of business. The Company has provided an accrual for certain of these claims based upon insurance coverages, management's judgment and the advice of counsel. Management estimates that these matters will be resolved without material adverse effect on the Company's future financial position or results of operations.

6.    Employee Benefit and Stock-Based Compensation Plans

401(k) Plan

The Company sponsors a 401(k) plan covering substantially all of its employees. The Company matches 10% of employee contributions up to a discretionary percentage of salary determined each year.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

6.    Employee Benefit and Stock-Based Compensation Plans (Continued)

Total matching contributions were $167,797 and $198,081 for the years ended October 25, 2003 and October 26, 2002, respectively. Employees are eligible to participate after meeting certain age and length of service requirements. Employee contributions are vested immediately and employer contributions vest over a three-year period.

Non-Qualified Employee Benefit Plan

The Company also sponsors a non-qualified employee benefit plan, "Barton Protective Services Incorporated Execuflex Plan," for highly compensated employees whereby the employees can, for federal and state income tax purposes, defer up to 25% of their base salaries and up to 100% of their bonus awards. The Company makes matching contributions of $.10 per dollar deferred, up to 15% of compensation contributed. Total company contributions during fiscal years 2003 and 2002 were approximately $104,000 and $100,000, respectively. The plan assets are held in a rabbi trust, which limits management's existing and future ability to use trust assets. Employee contributions are vested immediately and employer contributions vest after a three-year cliff-vesting period. The total assets held in trust for the non-qualified employee benefit plan, all of which are considered trading securities and thus recorded at fair value as of October 25, 2003 and October 26, 2002 are $8,520,923 and $5,755,975, respectively, and the total obligations related to the non-qualified employee benefit plan as of October 25, 2003 and October 26, 2002 are $8,520,923 and $5,541,668, respectively.

General and Professional Liability Insurance

The Company self-insures a portion of its workers compensation liability exposure up to $300,000 per claim. Reserves for the self-insurance program are established to provide for estimated claims losses and applicable legal expenses for any claims incurred, both reported and unreported. The liability recorded for these reserves is $3,708,384 and $2,734,942 as of October 25, 2003 and October 26, 2002, respectively. Commercial insurance has been obtained on a claims-incurred basis for coverage of amounts in excess of the self-insured amounts.

The self-insurance reserves included in the accompanying consolidated balance sheets include estimates of the ultimate costs for both reported claims and claims incurred but not reported through October 25, 2003, applicable to the workers compensation liability self-insurance plan for the Company. The Company has employed independent actuaries to estimate the ultimate costs, if any, of the settlement of such claims. In the opinion of management, adequate provision has been made for losses that may occur from the asserted and unasserted claims.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

6.    Employee Benefit and Stock-Based Compensation Plans (Continued)

Non-Qualified Stock Option Plan

The Company has a non-qualified stock option plan (the "Plan") whereby options to purchase a total of 560,000 shares may be granted to key employees at a price not less than fair market value at the time the options are granted or, in the case of an over 10% owner, the price may not be less than 110% of the fair market value. The options cliff vest after seven years, however, option holders do have the ability to accelerate this vesting contingent upon achieving certain operating measures. The options generally are exercisable over a 5- to 10-year period. Information regarding the Plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at October 28, 2001	467,500	$5.00
Granted	57,500	$12.30
Forfeited	(7,500)	$5.00
Outstanding at October 26, 2002	517,500	$5.81
Granted	7,500	$13.00
Forfeited	(30,000)	$6.33
Outstanding at October 25, 2003	495,000	$5.89

The weighted-average remaining contractual life of options granted is 7 years. No options were exercisable on October 25, 2003.

7.    Concentration of Credit Risk

The Company has a single customer which accounts for approximately 15.2% and 10.9% of revenue for the years ended October 25, 2003 and October 26, 2002, respectively, and 6.9% and 2.3% of trade accounts receivable as of October 25, 2003 and October 26, 2002, respectively. The Company recognizes that revenue and receivables from this customer are significant to its operations but does not believe that there are significant credit risks associated with this customer.

8.    Related Party Transactions

The Company advances funds to its employees for various reasons, subject to certain restrictions. Any such advances are due back to the Company in the employee's subsequent paycheck. Amounts due to the Company related to these advances totaled $136,931 and $136,296 as of October 25, 2003 and October 26, 2002, respectively.

The Company has also loaned funds to certain employees and shareholders under notes receivable, with market interest rates, the majority of which mature beginning July 2005 through October 2005. All notes receivable are classified as long term as of October 25, 2003 and October 26, 2002, based on maturity dates. Notes receivable due from shareholders, including accrued interest, totaled $6,009,340 and $3,773,895 as of October 25, 2003 and October 26, 2002, respectively, and notes receivable due from other employees, including accrued interest, totaled $1,005,361 and $1,027,453 as of October 25, 2003 and October 26, 2002, respectively. Total interest income recognized for all notes receivable amounts to $155,200 and $48,019 for the years ended October 25, 2003 and October 26, 2002, respectively. The Company expects full payment of these notes on or prior to their stated maturities.

The Company has issued notes payable to a shareholder at an interest rate of 5.0%. The total outstanding balance of this note as of October 26, 2002 was $200,000, and the balance was paid during fiscal year 2003. During fiscal year 2003, the Company issued notes payable to a related party at an interest rate of 5.0%. The total outstanding balance of this note as of October 25, 2003 was $60,000.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements
October 25, 2003

9.    Subsequent Event

On May 12, 2004, the Company entered into an agreement and plan of merger to be acquired by an affiliate of SpectaGuard Acquisition LLC for $180 million, subject to certain purchase price adjustments. The acquisition is expected to close in August 2004.

Independent Auditors' Report

Barton Protective Services Incorporated
Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of Barton Protective Services Incorporated and Subsidiary as of October 27, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barton Protective Services Incorporated and Subsidiary as of October 27, 2001, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Atlanta, Georgia
February 20, 2002

Barton Protective Services Incorporated

Consolidated Balance Sheet
As of October 27, 2001

Assets

Current
Cash	$1,226,339
Trade accounts receivable, less allowance of $765,000 (Note 1)	42,610,531
Notes receivable	757,429
Due from stockholders and employees	246,536
Prepaid expenses and other	1,451,661

Total current assets	46,292,496

Property and equipment – net of accumulated depreciation and amortization (Note 2)	1,446,682

Net assets of non-qualified employee benefit plan held in trust (Note 5)	5,349,541

Other assets	1,403,643
$54,492,362

Liabilities and Stockholders' Equity
Current
Line of credit (Note 1)	$11,910,432
Accounts payable and accrued expenses (Note 3)	18,403,537
Total current liabilities	30,313,969

Accrued deferred compensation (Note 4)	423,360
Swap payable (Note 1)	867,116
Net assets of non-qualified employee benefit plan available for benefits (Note 5)	5,349,541
Total liabilities	36,953,986
Commitments and contingencies (Note 4)

Stockholders' equity
Common stock, $.01 par – 100,000,000 shares authorized; 7,450,250 shares (2,550,250 voting, 4,900,000 non-voting) issued and outstanding	74,503
Additional paid-in capital	593,533
Retained earnings	17,840,153
Treasury stock, at cost, 250,250 shares	(969,813)
Total stockholders' equity	17,538,376
$54,492,362

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Barton Protective Services Incorporated

Consolidated Statement of Income
Year Ended October 27, 2001

Net revenues	$267,558,886
Cost of revenues	223,146,016
Gross profit	44,412,870
Selling, general and administrative expenses	37,576,733
Operating income	6,836,137
Other expense
Interest expense	1,228,759
Other expense	353,523
Unrealized loss on derivative contract (Note 2)	783,471
Total other expense	2,365,753
Income before transition adjustment for fair value of derivative contact	4,470,384
Transition adjustment for fair value of derivative contract (Note 1)	(83,645)
Net income	$4,386,739

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Barton Protective Services Incorporated

Consolidated Statement of Stockholders' Equity
Year Ended October 27, 2001

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock
Balance, October 28, 2000	$74,503	$593,533	$15,953,414	$(969,813)
Net income	—	—	4,386,739	—
Distributions paid	—	—	(2,500,000)	—
Balance, October 27, 2001	$74,503	$593,533	$17,840,153	$(969,813)

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Barton Protective Services Incorporated

Consolidated Statement of Cash Flows
Year Ended October 27, 2001

Operating activities
Net income	$4,386,739
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Unrealized loss on derivative contract	783,471
Transition adjustment for derivative contract	83,645
Depreciation and amortization	906,641
Changes in operating assets and liabilities:
Trade accounts receivable	(4,412,667)
Notes receivable	175,021
Due from stockholders	(66,698)
Prepaid expenses and other	925,963
Accrued deferred compensation	141,120
Accounts payable and accrued expenses	3,511,805
Net cash provided by operating activities	6,435,040
Investing activities
Capital expenditures	(1,007,871)
Other assets	(385,714)
Net cash used in investing activities	(1,393,585)
Financing activities
Net borrowings (repayment) on line of credit	(1,500,315)
Distributions paid	(2,500,000)
Net cash used in financing activities	(4,000,315)
Net change in cash	1,041,140
Cash, beginning of year	185,199
Cash, end of year	$1,226,339

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Barton Protective Services Incorporated
Summary of Significant Accounting Policies

Business Organization and Principles of Consolidation

The financial statements include the accounts of Barton Protective Services Incorporated and its wholly owned subsidiary, Barton Protective Services (Europe) Limited, collectively referred to in this report as "the Company" or "Barton Protective Services Incorporated." All significant intercompany balances and transactions have been eliminated.

The Company's clients represent a wide variety of industries. The Company provides contract services domestically and in the United Kingdom to Fortune 100 corporations, Class A office complexes, bio-technical and high-tech companies, residential communities and high rises, hospitals, manufacturing and distribution centers and major petrochemical refineries as well as toll collection services. This diversity demonstrates our ability to customize our services to accommodate the needs of virtually any industry. It also shows our total flexibility to focus our selection, training and management systems to meet the specific needs of each and every client.

Our extended capabilities include electronic alarm systems integration, life safety programming, investigations, security plan consulting, vulnerability assessments, crisis management and workplace violence prevention and mitigation. Our professional expertise and knowledge coupled with an established network of internal and external expert practitioners enable us to provide a variety of value-added and cost sensitive solutions to our clients which focus on delivering measurable results.

Fiscal Year

The Company's fiscal year consists of either a fifty-two or fifty-three week period ending on the last Saturday in October. Fiscal 2001 consisted of fifty-two weeks.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets on the straight-line method.

Long-Lived Assets

Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Excess of Purchase Price over Fair Value of Assets Acquired

The Company includes excess of purchase price over fair value of assets acquired in other assets ("other"). The Company amortizes these amounts over 10 years. Accumulated amortization as of October 27, 2001 was $703,768.

Revenue Recognition

The Company recognizes revenue when services are performed, all significant contractual obligations have been satisfied and the collection of the resulting receivable is reasonably assured.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $608,114 of advertising expense for the year ended October 27, 2001.

Taxes on Income

The absence of a provision for income taxes is due to the election by the Company, and consent by its stockholders, to be treated as an S-Corporation, whereby the stockholders include their respective shares of taxable income of the Company in their individual tax returns. As a result, no income tax is imposed on the Company.

Barton Protective Services Incorporated
Summary of Significant Accounting Policies

There is no previously taxed income which may be distributed tax-free to the stockholders included in retained earnings as of October 27, 2001.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management has estimated reserves for trade accounts receivables and certain insurance, liability and other expense accruals based upon historical and developing trends, aging of items, consultation with third parties and other information it deems pertinent in assessing the adequacy of such reserves. Actual results could differ from these estimates.

Financial Instruments

The Company's financial instruments consist primarily of certain receivables and payables, the revolving credit facility and other debt. Management believes the carrying values of the Company's financial instruments approximate fair value based on either the short-term nature of the instruments, the fact that rates on such instruments fluctuate with market conditions, or that the rates at which interest is contractually fixed approximates current market prices of similar contracts. The fair value estimates were based on market information available to management as of October 27, 2001.

Translation of Foreign Currencies

The financial position and results of operations of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated into U.S. dollars at the exchange rate in effect at each year-end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustment, if material, is recorded in the foreign currency translation adjustment account. Foreign currency exchange gains and losses are included in income.

Stock-Based Compensation Plan

The Company accounts for its employee stock-based compensation plans under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." In Note 5, the Company presents the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 requires, among other things, that companies which elect not to account for stock-based compensation as prescribed by that statement disclose the pro forma effects on net income as if SFAS No. 123 had been adopted.

Impact of Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board finalized SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

Barton Protective Services Incorporated
Summary of Significant Accounting Policies

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. As of October 27, 2001, the net carrying amount of goodwill and other intangible assets was $1,359,016 and is included in other assets. Amortization expense for the years ended October 27, 2001 was $183,335. Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements

1.    Credit Agreement

The Company has a revolving credit agreement with a bank which provides for total borrowings of up to $25,000,000. Additionally, the Company has an imbedded letter of credit facility of up to $3,000,000. As of October 27, 2001, letters of credit outstanding totaled $2,844,309, and were held by the Company's insurance carriers. The line of credit in the aggregate is limited to 80% of eligible accounts receivable. Borrowings under the line of credit of $9,663,691 were outstanding as of October 27, 2001.

The Company has an interest rate swap agreement (the "agreement") with a bank in order to manage the effects of interest rate fluctuations. The agreement effectively fixes the Company's adjustable LIBOR-based borrowing rate (LIBOR plus 1.5% - 2.25%) to a range between 6% and 7% for three years on a notional amount of $10,000,000 beginning October 2, 2000. Upon maturity of the agreement, the bank has the right to receive the fixed effective rate from the Company for two additional years. The Company's borrowing rate for borrowings in excess of the notional amount is based upon the lower of the prime rate or an adjustable rate based on LIBOR (2.28% as of October 27, 2001) and certain established financial ratios as defined. This swap agreement is considered a derivative instrument in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Additionally, in accordance with the requirements of this standard, there is no formal hedging designation associated with this agreement. As such, unrealized gains or losses on this agreement for changes in its fair value will be recognized in earnings. The cumulative effect of the implementation of SFAS 133 is reflected as a transition adjustment on the income statement. The unrealized loss for the year ended October 27, 2001 was $783,471 and the transition adjustment was $83,645.

The revolving credit agreement is collateralized by accounts receivable and property and equipment. The facility matures on December 6, 2003 and contains certain restrictions which, among other things, require maintenance of certain financial ratios and minimum net worth. As of October 27, 2001, the Company was in compliance with such requirements.

The Company has a cash management program consisting of the line of credit, a lock-box depository account and a corporate cash disbursement account. Under the Company's cash management program, checks in transit in excess of the bank balances are funded through advances on the Company's revolving line of credit. As of October 27, 2001, such checks in transit totaled $2,246,741, and are included in the borrowings under the line of credit. Checks in transit will be funded by either the revolving line of credit or the Company's daily "lock-box" deposits.

2.    Property and Equipment

Property and equipment consists of the following:

	Lives	October 27, 2001
Equipment	3-5	$4,380,305
Furniture and fixtures	5	1,546,469
Leasehold improvements	5	440,833
Automobiles	5	61,916
Weapons	5	18,060

Total property and equipment		6,447,583
Less: accumulated depreciation and amortization		5,000,901
Net property and equipment		$1,446,682

Substantially all property and equipment is pledged as collateral for the revolving credit agreement as described in Note 1.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements

3.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of October 27, 2001:

Accrued salaries and related costs	$9,357,930
Due to other contract participants	1,338,589
Accrued bonuses	2,719,636
Accrued insurance	1,874,380
Sales tax payable	1,022,515
Accounts payable - trade	1,116,516
Accrued consulting fees	140,000
Accrued other	833,971
$18,403,537

4.    Commitments and Contingencies

The Company leases office space, equipment and automobiles under noncancellable operating leases. The approximate future minimum payments due under these agreements are as follows:

Year	Amount
2002	$3,377,000
2003	2,284,000
2004	1,601,000
2005	911,000
2006	339,000
Thereafter	7,000
Total	$8,519,000

Rental expense totalled approximately $4,163,150 for the year ended October 27, 2001.

Employment Agreement

The Company has an employment agreement with its president and chief executive officer, which provides a minimum base salary through fiscal year 2002. Additionally, the agreement includes certain incentive bonuses based on the Company's attainment of certain specified revenue and income goals over the period of the agreement.

Phantom Stock Agreement

The Company has an agreement with its president and chief executive officer, which will award in cash the vested portion of the approximate fair market value of 144,000 shares of stock on the earlier of his sixty-fifth birthday or a material change in the ownership of the company. The amounts payable vest over a five-year period. The expense for this award is being charged annually to compensation expense based upon the estimated value of the Company's stock multiplied by the portion which vests each year. At October 27, 2001, the liability related to this agreement was $423,360.

Litigation

The Company is a party to various legal proceedings of a nature considered normal to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings would have a material impact on the financial statements of the Company.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements

5.    Employee Benefit and Stock-Based Compensation Plans

401(k) Plan

The Company sponsors a 401(k) plan covering substantially all of its employees. The Company matches 10% of employee contributions up to a discretionary percentage of salary determined each year. Total matching contributions were $156,000 for the year ended October 27, 2001. Employees are eligible to participate after meeting certain age and length of service requirements. Employee contributions are vested immediately and employer contributions vest over a three year period.

Non-Qualified Employee Benefit Plan

The Company also sponsors a non-qualified employee benefit plan, "Barton Protective Services Inc. Execuflex Plan," for highly compensated employees whereby the employees can, for federal and state income tax purposes, defer up to 25% of their base salaries and up to 100% of their bonus awards. The Company will make matching contributions of $.10 per dollar deferred, up to 15% of compensation contributed. The Plan assets are held in a rabbi trust which limits management's existing and future ability to use money deposited in the trust. Employee contributions are vested immediately and employer contributions vest after a three year cliff vesting period.

Non-Qualified Option Plan

The Company has a non-qualified stock option plan (the "plan") whereby options to purchase a total of 560,000 shares may be granted to key employees at a price not less than fair market value at the time the options are granted or, in the case of an over 10% owner, the price may not be less than 110% of the fair market value. The options vest in accordance with agreed upon schedules. The options generally are exercisable over a five to ten year period. Information regarding the option plan for the year ended October 27, 2001 is as follows:

	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	—	$—
Granted	472,500	5.00
Outstanding, end of year	472,500	$5.00

The weighted-average remaining contractual life of options granted is 9 years. No options were exercisable on October 27, 2001.

The weighted average fair value of options granted during the year ended October 27, 2001 was $1.64 per share.

The Company applies Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations in accounting for its stock option plans. Options granted to employees and directors are accounted for under APB No. 25 and compensation expense, if any, is recognized for the intrinsic value of the options granted. There was no such expense during the year ended October 27, 2001.

Barton Protective Services Incorporated
Notes to Consolidated Financial Statements

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost been determined based on the fair value at the grant date for awards in 2001, the Company's net income would have differed as indicated by the pro forma amounts below:

Year Ending October 27,	2001
Net income, as reported	$4,386,739
Pro forma	$4,276,232

The fair value of stock options used to compute pro forma net income disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year Ending October 27,	2001
Volatility factor	1.00%
Risk free interest rate	5.83%
Expected option life	3 years

6.    Supplemental Cash Flow Information

Year ended	2001
Cash paid for interest	$1,151,638

Barton Protective Services Incorporated

Condensed Consolidated Balance Sheets

	July 24, 2004	October 25, 2003
	(Unaudited)
Assets
Cash	$1,033,158	$882,062
Trade accounts receivable, less allowance for doubtful accounts of $1,826,000 and $1,461,000 as of July 24, 2004 and October 25, 2003, respectively	51,559,918	46,859,770
Due from related parties	7,311,417	136,931
Prepaid expense and other current assets	1,289,347	3,840,275
Total current assets	61,193,840	51,719,038
Property and equipment, net of accumulated depreciation	2,427,337	3,227,930
Net assets held in non-qualified employee benefit plan	10,394,795	8,520,923
Due from related parties	—	7,014,701
Goodwill (net of accumulated amortization of $582,166)	873,272	873,272
Other assets	290,216	1,217,074
Total assets	$75,179,460	$72,572,938
Liabilities and stockholders' equity
Accounts payable and accrued expenses	$29,342,744	$22,129,747
Line of credit	12,470,691	18,420,722
Deferred compensation	3,200,000	—
Due to related parties	—	60,000
Total current liabilities	45,013,435	40,610,469
Deferred compensation	—	1,727,994
Interest rate swap fair value	632,715	805,157
Deferred compensation – non-qualified employee benefit plan	10,394,795	8,520,923
Total liabilities	56,040,945	51,664,543
Stockholders' equity:
Common Stock, $.01 par, 100,000,000 shares authorized, 7,450,250 shares issued	74,503	74,503
Additional paid-in capital	593,533	593,533
Retained earnings	19,440,292	21,210,172
Treasury stock, at cost (250,250 shares)	(969,813)	(969,813)
Total stockholders' equity	19,138,515	20,908,395
Total liabilities and stockholders' equity	$75,179,460	$72,572,938

See accompanying notes.

Barton Protective Services Incorporated

Condensed Consolidated Statements of Income
(Unaudited)

	For the Nine Months Ended July 24, 2004	For the Nine Months Ended July 26, 2003
Net revenue	$282,482,339	$258,614,774
Cost of revenue	240,820,646	217,405,276
Gross profit	41,661,693	41,209,498

Selling, general and administrative expenses	42,899,718	34,774,902
Operating (loss) income	(1,238,025)	6,434,596
Other expense (income):
Interest expense, net of interest income	750,497	728,806
Other (income) expense	(46,200)	59,399
Unrealized gain on interest rate swap	(172,442)	(262,500)
Total other expense, net	531,855	525,705

Net (loss) income	$(1,769,880)	$5,908,891

See accompanying notes.

Barton Protective Services Incorporated

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Months Ended July 24, 2004	For the Nine Months Ended July 26, 2003
Operating activities
Net (loss) income	$(1,769,880)	$5,908,891

Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization	1,278,437	671,840
Provision for bad debts	1,017,568	462,269
Unrealized gain on interest rate swap	(172,442)	(262,500)
Changes in operating assets and liabilities:
Trade accounts receivable	(5,717,716)	(10,890,342)
Prepaid expenses and other current assets	2,550,928	(1,805,797)
Other assets	926,858	(462,099)
Accounts payable and accrued expenses	7,212,997	2,426,241
Deferred compensation	1,472,006	143,994
Net cash provided by (used in) operating activities	6,798,756	(3,807,503)

Investing activities
Capital expenditures	(477,844)	(2,285,917)
Other assets	–	214,307
Net cash used in investing activities	(477,844)	(2,071,610)

Financing activities
Due from related parties	(219,785)	(2,668,391)
Repayment of notes payable	–	2,500
Net (repayments) borrowings on line of credit	(5,950,031)	15,798,230
Distributions paid	–	(5,554,710)
Net cash (used in) provided by financing activities	(6,169,816)	7,577,629

Net increase in cash	151,096	1,698,516
Cash, beginning of period	882,062	1,176,550

Cash, end of period	$1,033,158	$2,875,066

See accompanying notes.

Barton Protective Services Incorporated and Subsidiary
Notes to Condensed Consolidated Financial Statements
(Unaudited)

July 24, 2004

1.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Barton Protective Services Incorporated and its wholly-owned subsidiary (the "Company"). All material intercompany accounts and transactions have been eliminated.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information, the rules and regulations of the Securities and Exchange Commission for interim financial statements and accounting policies consistent, in all material respects, with those applied in preparing the Company's annual consolidated financial statements for the fiscal year ended October 25, 2003 included elsewhere in this Form S-4. These condensed consolidated financial statements are unaudited but in the opinion of management reflect all adjustments (consisting of normal recurring adjustments) and disclosures management considers necessary for a fair presentation of the Company's financial position, operating results and cash flows for the interim periods presented herein. The information included in this report should be read in conjunction with the Company's annual consolidated financial statements for the fiscal year ended October 25, 2003.

2.    Summary of Significant Accounting Policies

For information regarding significant accounting policies, see Note 2 to the annual consolidated financial statements of the Company for the fiscal year ended October 25, 2003 included herein.

3.    Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.    Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair market value of their identifiable net assets.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires goodwill and indefinite lived intangible assets to be reviewed periodically for impairment and no longer amortized. The Company adopted SFAS 142 at the beginning of fiscal year 2003 (October 27, 2002). SFAS 142 required companies with goodwill and indefinite lived intangible assets to complete an initial impairment test within six months of adoption. The Company completed the initial impairment test of its goodwill and did not identify an asset impairment as a result of the transitional impairment test. The Company will continue to test its goodwill annually for impairment as of the end of each fiscal year or at an interim period if there are potential indicators of impairment.

5.    Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when services are performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. Typically, revenues recorded are based upon hours worked at contractually determined hourly rates. Generally, credit is

Barton Protective Services Incorporated and Subsidiary
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5.    Revenue Recognition and Allowance for Doubtful Accounts (Continued)

granted to customers with no collateral required, and the Company relies on estimates to determine the bad debt expense and the adequacy of the allowance for doubtful accounts. These estimates are based on management's evaluation of current economic conditions, historical collection experience, and other relevant factors. If the financial condition of the Company's customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company actively reviews its accounts receivable and does not believe actual results will vary materially from the Company's estimates. Included in accounts receivable at July 24, 2004 and October 25, 2003 are unbilled receivables of $8,832,888 and $7,776,639, respectively, related to services provided and not yet billed.

6.    Income Taxes

The Company does not provide for federal income taxes due to the election by the Company, and consent by its stockholders, to be treated as an S-Corporation, whereby the stockholders include their respective shares of taxable income of the Company in their individual tax returns. As a result, no federal income tax is imposed on the Company. The Company does pay state income taxes or franchise taxes in certain states that do not recognize the S-corporation status for tax purposes. Any such taxes are included in selling, general and administrative expenses.

7.    Stock-Based Compensation Plan

At March 31, 2004, the Company had one stock-based compensation plan. The Company accounts for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model. No stock-based compensation cost is reflected in the Company's statements of income, as all options granted under those plans had an exercise price equal to the estimated market value of the underlying common stock on the date of grant. The effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 was not material for the nine-month periods ended July 24, 2004 and July 26, 2003.

8.    Property and Equipment

A summary of property and equipment is as follows:

	July 24, 2004	October 25, 2003
Equipment	$6,292,955	$5,831,089
Furniture and fixtures	1,390,758	1,371,565
Automobiles	21,305	21,305
Leasehold improvements	572,448	580,586
Less accumulated depreciation	8,277,466	7,804,545
	(5,850,129)	(4,576,615)
	$2,427,337	$3,227,930

9.    Credit Agreement

The Company has a revolving credit agreement with a bank. Borrowings under the line of credit of $12,470,691 and $18,420,722 were outstanding as of July 24, 2004 and October 25, 2003, respectively.

Barton Protective Services Incorporated and Subsidiary
Notes to Condensed Consolidated Financial Statements
(Unaudited)

9.    Credit Agreement (Continued)

The Company has an interest rate swap agreement (the "Agreement") with a bank in order to manage the effects of interest rate fluctuations. The unrealized gain for the nine months ended July 24, 2004 and July 26, 2003 was $172,442 and $262,500, respectively.

10.    Phantom Stock Agreement

The Company has an agreement with its Chief Executive Officer, under which he will earn the vested portion of the approximate fair market value of 144,000 shares of common stock of the Company on the earlier of his sixty-fifth birthday or a material change in the ownership of the Company. The amounts payable vested over a five-year period and were fully vested as of October 26, 2002. The award is payable over a period of no less than five years from the date at which the amounts are fully vested. The expense for this award was charged annually to compensation expense within operating expenses based upon the estimated value of the Company's stock multiplied by the portion which vests each year. As of July 24, 2004 and October 25, 2003, the total liability recorded related to this award was $3,200,000 and $1,727,994, respectively.

11.    Litigation

The Company is involved in litigation arising in the ordinary course of business. The Company has provided an accrual for certain of these claims based upon insurance coverage, management's judgment and the advice of counsel. Management estimates that these matters will be resolved without material adverse effect on the Company's future financial position or results of operations.

12.    Non-Qualified Employee Benefit Plan

The Company also sponsors a non-qualified employee benefit plan, "Barton Protective Services Incorporated Execuflex Plan," for highly compensated employees whereby the employees can, for federal and state income tax purposes, defer up to 25% of their base salaries and up to 100% of their bonus awards. The Company makes matching contributions of $.10 per dollar deferred, up to 15% of compensation contributed. Total company contributions during the nine months ended July 24, 2004 and July 26, 2003 were approximately $101,957 and $100,889, respectively. The plan assets are held in a rabbi trust, which limits management's existing and future ability to use trust assets. Employee contributions are vested immediately and employer contributions vest after a three-year cliff-vesting period. The total assets held in trust for the non-qualified employee benefit plan, all of which are considered trading securities and thus recorded at fair value as of July 24, 2004 and October 25, 2003 are $10,394,795 and $8,520,923, respectively, and the total obligations related to the non-qualified employee benefit plan as of July 24, 2004 and October 25, 2003 are $10,394,795 and $8,520,923, respectively.

13.    General and Professional Liability Insurance

The Company self-insures a portion of its workers compensation liability exposure up to $300,000 per claim. Reserves for the self-insurance program are established to provide for estimated claims losses and applicable legal expenses for any claims incurred, both reported and unreported. The liability recorded for these reserves is $4,700,000 and $3,708,384 as of July 24, 2004 and October 25, 2003, respectively. Commercial insurance has been obtained on a claims-incurred basis for coverage of amounts in excess of the self-insured amounts.

The self-insurance reserves included in the accompanying condensed consolidated balance sheets include estimates of the ultimate costs for both reported claims and claims incurred but not reported through July 24, 2004 and October 25, 2003, applicable to the workers compensation liability self-insurance plan for the Company. The Company has employed independent actuaries to estimate the ultimate costs, if any, of the settlement of such claims. In the opinion of management, adequate provision has been made for losses that may occur from the asserted and unasserted claims.

Barton Protective Services Incorporated and Subsidiary
Notes to Condensed Consolidated Financial Statements
(Unaudited)

14.    Related Party Transactions

The Company advances funds to its employees for various reasons, subject to certain restrictions. Any such advances are due back to the Company in the employee's subsequent paycheck. Amounts due to the Company related to these advances totaled $411,417 and $136,931 as of July 24, 2004 and October 25, 2003, respectively.

The Company has also loaned funds to certain employees and shareholders under notes receivable, the majority of which mature beginning July 2005 through October 2005. These notes receivable are classified as long term as of October 25, 2003, based on maturity dates. At July 24, 2004, these notes receivable are classified as short term as amounts were repaid upon closing of the acquisition on August 2, 2004, as discussed in Note 16. Notes receivable due from shareholders, including accrued interest, totaled approximately $6,000,000 and $6,009,340 as of July 24, 2004 and October 25, 2003, respectively, and notes receivable due from other employees, including accrued interest, totaled approximately $900,000 and $1,005,361 as of July 24, 2004 and October 25, 2003, respectively. Total interest income recognized for all notes receivable amounts to $275,961 and $124,248 for the nine months ended July 24, 2004 and July 26, 2003, respectively.

The Company has issued notes payable to a shareholder at an interest rate of 5.0%. The total outstanding balance of this note as of July 24, 2004 and October 25, 2003 was $0 and $60,000, respectively.

15.    Selling, General and Administrative Expenses

As a result of the acquisition discussed in Note 16, the Company incurred certain transaction costs, including severance, bonus and other payroll items, totalling approximately $5,909,000. The Company has recorded these costs within selling, general and administrative expenses for the nine months ended July 24, 2004.

16.    Subsequent Events

On May 12, 2004, the Company entered into an agreement and plan of merger to be acquired by an affiliate of SpectaGuard Acquisition LLC for $180 million, subject to certain purchase price adjustments. The acquisition closed on August 2, 2004.

As a result of the acquisition, effective July 27, 2004, the Company terminated the Barton Protective Services Incorporated Execuflex Plan discussed in Note 12. All participants under the Execuflex Plan became 100% vested as a result of the acquisition, and therefore, the Company distributed approximately $10,395,000 to employees participating in the Execuflex Plan.

As a result of the acquisition, effective August 2, 2004, the Company terminated the non-qualified stock option plan discussed in Note 7. All participants under the stock option plan became 100% vested as a result of the acquisition, and therefore, the Company paid a total of $8,188,109 to participants, which represented the difference in the fair value of the Company at August 2, 2004 and the original grant price of the participant's option.

As a result of the acquisition, effective August 2, 2004, the Company canceled the revolving credit agreement discussed in Note 9, and therefore, paid in full the outstanding balance of approximately $5,990,000.

As a result of the acquisition on August 2, 2004, the notes receivable discussed in Note 14 were repaid to the Company in full.

As a result of the acquisition, the Company incurred certain transaction costs, mainly bonuses, totalling approximately $3,428,000. These amounts were paid from proceeds from closing.

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Allied Security Escrow Corp.

Audited Financial Statements as of June 29, 2004 and for the Period from June 24, 2004 (inception) to June 29, 2004:

Report of Independent Registered Public Accounting Firm	J-2
Balance Sheet as of June 29, 2004	J-3
Statement of Cash Flows for the Period from June 24, 2004 (inception) to June 29, 2004	J-4
Note to Financial Statements	J-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Allied Security Escrow Corp.

We have audited the accompanying balance sheet of Allied Security Escrow Corp. as of June 29, 2004 and the related statement of cash flows from June 24, 2004 (inception) to June 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Security Escrow Corp. as of June 29, 2004, and its cash flows from June 24, 2004 (inception) to June 29, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 29, 2004

Allied Security Escrow Corp.
Balance Sheet
June 29, 2004

Assets
Current assets:
Cash and cash equivalents	$1,000
Total current assets	1,000
Total assets	$1,000
Stockholder's equity
Stockholder's equity:
Common shares, $1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	$1,000
Total stockholder's equity	$1,000

See accompanying note.

Allied Security Escrow Corp.
Statement of Cash Flows
For the period June 24, 2004 (inception) to June 29, 2004

Cash flows from financing activities
Contributed capital	$1,000
Net cash provided by financing activities	1,000
Net change in cash and cash equivalents	1,000
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$1,000

See accompanying note.

Allied Security Escrow Corp.
Note to Financial Statements
June 29, 2004

1.    Organization

Allied Security Escrow Corp. (the "Company"), a wholly-owned subsidiary of Mafco Holdings Inc. ("Mafco"), was formed on June 24, 2004 as a Delaware corporation.

The Company was created solely to issue $180,000,000 of senior subordinated notes and to merge with and into Allied Security Holdings LLC, a holding company that is expected to become the sole member of SpectaGuard Acquisition LLC upon the consummation of certain transactions, including the acquisition of Barton Protective Services Incorporated by a subsidiary of SpectaGuard Acquisition LLC.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

Until April 14, 2005, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. We have agreed that, starting on the date the exchange offer is consummated and ending on the close of business 365 days after such date (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus), we will make this prospectus available to any broker-dealer for use in connection with any such resale.

PROSPECTUS

Allied Security Holdings LLC
Allied Security Finance Corp.

Offer to exchange 11.375% Senior Subordinated Notes due 2011 CUSIPs 01950 PAA0 and
U0196 QAA1 for 11.375% Senior Subordinated Notes due 2011 CUSIP 01950P AC6
which have been registered under the Securities Act of 1933, as amended

Prospectus dated January 14,   2005